07020086

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775
December 28, 2006

RECEIVED
JAN 0 4 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 185

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated October 11, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated October 25, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated October 30, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated October 31, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated November 1, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated November 9, 2006 (Attached hereto as Exhibit A-6)
(7) Press release dated November 14, 2006 (Attached hereto as Exhibit A-7)
(8) Press release dated November 15, 2006 (Attached hereto as Exhibit A-8)
(9) Press release dated November 15, 2006 (Attached hereto as Exhibit A-9)
(10) Press release dated November 15, 2006 (Attached hereto as Exhibit A-10)
(11) Press release dated November 15, 2006 (Attached hereto as Exhibit A-11)
(12) Press release dated November 15, 2006 (Attached hereto as Exhibit A-12)
(13) Press release dated November 17, 2006 (Attached hereto as Exhibit A-13)
(14) Press release dated November 20, 2006 (Attached hereto as Exhibit A-14)
(15) Press release dated November 21, 2006 (Attached hereto as Exhibit A-15)
(16) Press release dated November 30, 2006 (Attached hereto as Exhibit A-16)
(17) Press release dated November 30, 2006 (Attached hereto as Exhibit A-17)
(18) Press release dated December 4, 2006 (Attached hereto as Exhibit A-18)
(19) Press release dated December 14, 2006 (Attached hereto as Exhibit A-19)
(20) Press release dated December 14, 2006 (Attached hereto as Exhibit A-20)
(21) Press release dated December 26, 2006 (Attached hereto as Exhibit A-21)
(22) Press release dated December 21, 2006 (Attached hereto as Exhibit A-22)
(23) Interim Report 2006 (Attached hereto as Exhibit A-23)

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

B. Japanese Language Documents

(1) Press release dated October 11, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated October 25, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated October 30, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-3)
(4) Press release dated October 31, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-4)

dlw 1/4

(5) Press release dated November 1, 2006

(English Translation attached hereto as Exhibit B-5, the same as A-5)

(6) Press release dated November 9, 2006

(English Translation attached hereto as Exhibit B-6, the same as A-6)

(7) Press release dated November 14, 2006

(English Translation attached hereto as Exhibit B-7, the same as A-7)

(8) Press release dated November 15, 2006

(English Translation attached hereto as Exhibit B-8, the same as A-8)

(9) Press release dated November 15, 2006

(English Translation attached hereto as Exhibit B-9, the same as A-9)

(10) Press release dated November 15, 2006

(English Translation attached hereto as Exhibit B-10, the same as A-10)

(11) Press release dated November 15, 2006

(English Translation attached hereto as Exhibit B-11, the same as A-11)

(12) Press release dated November 15, 2006

(English Translation attached hereto as Exhibit B-12, the same as A-12)

(13) Press release dated November 17, 2006

(English Translation attached hereto as Exhibit B-13, the same as A-13)

(14) Press release dated November 20, 2006

(English Translation attached hereto as Exhibit B-14, the same as A-14)

(15) Press release dated November 21, 2006

(English Translation attached hereto as Exhibit B-15 the same as A-15)

(16) Press release dated November 30, 2006

(English Translation attached hereto as Exhibit B-16, the same as A-16)

(17) Press release dated November 30, 2006

(English Translation attached hereto as Exhibit B-17, the same as A-17)

(18) Press release dated December 4, 2006

(English Translation attached hereto as Exhibit B-18, the same as A-18)

(19) Press release dated December 14, 2006

(English Translation attached hereto as Exhibit B-19, the same as A-19)

(20) Press release dated December 14, 2006

(English Translation attached hereto as Exhibit B-20, the same as A-20)

(21) Press release dated December 26, 2006

(English Translation attached hereto as Exhibit B-21, the same as A-21)

(22) Press release dated December 21, 2006

(English Translation attached hereto as Exhibit B-22, the same as A-22)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By [signature]
Name: Kazuko Noritomi
Title: General Manager
Group Investor Relations Division

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "Power Step Up Yokin"

- Yen Time Deposit for up to 10 years with stepwise increasing interest rate -

Tokyo (Wednesday, October 11, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "Power Step Up Yokin" (Extendible Yen Time Deposit, up to 10-year maturity) as of Wednesday, October 11, 2006.

The initial deposit term of "Power Step Up Yokin" is three years. Subsequently, a deposit term extension of 1 year is determined by Shinsei Bank annually, and is possible for a maximum of 10 years. If Shinsei Bank decides not to extend the deposit term, the deposit matures. The applicable interest rate for the initial three years is 1.3% p.a. (1.04% p.a. after tax). If the term is extended, the applicable interest rate gradually increases every year thereafter, reaching 3.0% p.a. (2.40% p.a. after tax) in the tenth year. Interest for the initial three years will be paid on the initial maturity, and interest accrued in the fourth year and thereafter will be paid on each maturity date after term extension.

"Power Step Up Yokin" is a principal-guaranteed yen time deposit for customers who wish to invest middle to long term.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Outline of "Power Step Up Yokin"

<table>
<tr><td rowspan="8">Applicable interest rate</td><td>Initial 3 years</td><td>1.3% p.a. (1.04% p.a. after tax)</td><td></td></tr>
<tr><td>4th year</td><td>1.5% p.a. (1.20% p.a. after tax)</td><td rowspan="7">If Shinsei Bank decides to extend the term for another year</td></tr>
<tr><td>5th year</td><td>1.7% p.a. (1.36% p.a. after tax)</td></tr>
<tr><td>6th year</td><td>1.9% p.a. (1.52% p.a. after tax)</td></tr>
<tr><td>7th year</td><td>2.1% p.a. (1.68% p.a. after tax)</td></tr>
<tr><td>8th year</td><td>2.4% p.a. (1.92% p.a. after tax)</td></tr>
<tr><td>9th year</td><td>2.7% p.a. (2.16% p.a. after tax)</td></tr>
<tr><td>10th year</td><td>3.0% p.a. (2.40% p.a. after tax)</td></tr>
<tr><td>Deposit term</td><td colspan="3">Initial deposit term of three years, extendible up to 10 years to the maturity (The initial deposit term is three years. Shinsei Bank decides every year whether to extend the term for another year.)</td></tr>
<tr><td>Minimum deposit amount</td><td colspan="3">Branch, Call Center (Shinsei PowerCall): 3,000,000 yen
Internet Banking (Shinsei PowerDirect): 500,000 yen</td></tr>
</table>

1. Interest rate is as of the launching day of the product, before 20% separate withholding tax.
2. Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.
3. Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Power Step Up Yokin" can be cancelled before maturity. In this case, the principal is not guaranteed.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Termination of the "Interest Rate Option Service" for *PowerSmart* Home Mortgage

Tokyo (Wednesday, October 25, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced, effective October 31, 2006, it will terminate its "Interest Rate Option Service" for *PowerSmart* Home Mortgage loan as a result of reviewing profitability of the service.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, October 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 30, 2006.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division, GM of Operations Services Division, and GM of Grand Cayman Branch	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, and GM of Channel Management Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer "Power USD Nenkin" Annuity

--A Fixed annuity which enables customers to build their investment portfolio in U.S. dollars —

Tokyo (Tuesday, October 31, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective Wednesday, November 1, 2006, it will start offering "Power USD Nenkin", a U.S. dollar-denominated individual annuity, underwritten by The Gibraltar Life Insurance Co., Ltd. This new annuity will be available at Shinsei Bank branches.

"Power USD Nenkin", a U.S. dollar-denominated fixed annuity, enables customers to build wealth steadily in U.S. dollars, the world's core currency by investing the funds in it at a fixed interest rate determined on the contract date.

Depending upon the customers' individual investment plan and financial situation, the accumulation period can be selected from five alternatives, 2-year, 3-year, 5-year, 7-year, and 10-year. Also, various payment options are offered at the end of the accumulation period. For example, customers can receive their annuity in a whole life annuity, a defined annuity, a lump-sum, or partially in cash and the remainder in a whole life annuity.

Customers can pay premiums from their ordinary U.S. dollar deposit account held within their Shinsei Bank's *PowerFlex* account.

"Power USD Nenkin" is a very flexible product that meets the differing financial needs of customers after retirement and in particular those who wish to include foreign currencies within their asset accumulation plan.

Power USD Nenkin

Product name	Power USD Nenkin (U.S. dollar-denominated individual annuity)		
Insurance policy issuer	The Gibraltar Life Insurance Co., Ltd.		
Premium payment	Single premium payment only		
Premium amount	From US$10,000 to US$5,000,000 (Minimum premium unit: US$100)		
Accumulation periods and age limits	Accumulation period	10-year Defined annuity	Whole life annuity guaranteed 10 years
	2, 3, 5, or 7 years	From 10 to 80 years old	From 40 to 80 years old
	10 years	From 0 to 80 years old	From 30 to 80 years old
Available from	Shinsei Bank branches (excludes some Shinsei *BankSpots*)		

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Limited Impact on Shinsei Bank's First Half Fiscal Year 2006 Financial Forecast on Account of Shinki's Revised Financial Forecast

Tokyo (November 1, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today confirmed that the revised first half fiscal year 2006 result forecast announced today by its 36.4% owned affiliate Shinki Co. Ltd ("Shinki"), will only have a limited impact on Shinsei Bank's financial forecast for the first half of fiscal year 2006.

Despite Shinki lowering its consolidated net income forecast from 2.3 billion yen to negative 15.1 billion yen, Shinsei Bank still expects its own first half fiscal year 2006 consolidated reported net income to exceed 95% of the 40 billion yen forecast.

The reason for the revision of Shinki's financial forecast arises from the release by The Japanese Institute of Certified Public Accountants on October 13, 2006, of the public statement "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments". In accordance with this auditing standard, Shinki has taken additional reserves of 17.0 billion yen for future possible losses on reimbursements of excess interest payments and loan losses.

Despite the current challenging market environment in the consumer finance industry, Shinsei Bank will continue to focus on efficiency and long-term profitability through rationalization, application of more effective operational systems, the enforcement of increasingly rigorous risk management parameters and the development of new and effective business models.

The growing diversification of Shinsei Bank's business and revenue base is also a key contributor to achieving long-term profitable growth which is the basis of the Bank's three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Expand ATM Network at Tokyo Metro Stations

- Seven stations including Nihombashi, Kasumigaseki, and Hibiya-

Tokyo (Thursday, November 9, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will install nine Shinsei Bank ATMs at seven Tokyo Metro stations including Nihombashi, Kasumigaseki, and Hibiya, from Monday, November 13, 2006. With these new locations, Shinsei Bank will have 64 ATMs installed at 37 Tokyo Metro stations in total, which is the largest ATM network in Tokyo Metro stations.

ATMs located in Tokyo Metro stations will operate 365 days a year from 5 a.m. to 24 midnight. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been installing its ATMs at convenient places such as stations and commercial complexes, so that Shinsei customers can take full advantage of the free ATM services as a part of the *PowerFlex* account service.

Shinsei ATMs to be installed in November 2006 at Tokyo Metro station (9 ATMs at 7 stations)

Installation on November 13, 2006	Hibiya Line	Hibiya (2)
Installation on or around November 20, 2006	Hibiya Line	Kayabacho (1)
	Chiyoda Line	Shin-ochanomizu (1)
	Yurakucho Line	Ichigaya (2)
	Namboku Line	Shirokane-takanawa (1)
Installation on or around November 27, 2006	Ginza Line	Nihombashi (1)
	Marunouchi Line	Kasumigaseki (1)

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Reference]

Shinsei ATMs installed at Tokyo Metro stations (including ATMs to be installed in November 2006)
- 64 ATMs installed at 37 stations in total

Ginza Line	Tameike-sanno (1) Nihombashi (1)
Marunouchi Line	Ogikubo (2) Nakano-sakaue (2) Nishi-shinjuku (2) Shinjuku-sanchome (2) Akasaka-mitsuke (1) Kasumigaseki (1) Myogadani (2)
Hibiya Line	Kamiyacho (2) Hibiya (2) Tsukiji (2) Kayabacho (1) Ningyocho (2)
Tozai Line	Takadanobaba (2) Waseda (2) Otemachi (1) Monzen-nakacho (2) Kiba (2) Nishi-kasai (2) Urayasu (2) Minami-gyotoku (2)
Chiyoda Line	Nogizaka (2) Kokkai-gijidomae (1) Otemachi (1) Shin-ochanomizu (1) Nishi-nippori (2) Machiya (2)
Yurakucho Line	Gokokuji (2) Ichigaya (2) Tsukishima (2)
Hanzomon Line	Aoyama-itchome (2) Otemachi (2)
Namboku Line	Shirokane-takanawa (1) Azabu-juban (2) Tameike-sanno (2) Oji (2)

(Note) The underlined stations are stations where ATM(s) will be installed in November 2006.
Numbers in brackets are the number of ATM. The number of stations is repeated if the lines are different.
Shinsei Bank has been installed Shinsei ATMs at Tokyo Metro stations from March 2005.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited

(Code: 8303, TSE First Section)

Shinsei Bank and UTI Asset Management Start Partnership in Japan

- Providing Investment Products by India's Largest Mutual Fund Manager to Japanese Investors-

Tokyo (Tuesday, November 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") and India-based UTI Asset Management Company Pvt. Ltd. ("UTI") announced today that they have agreed to start a partnership in Japan. Shinsei Bank will distribute India specific investment products managed/advised by UTI in India to Japanese investors.

UTI was originally known as "Unit Trust of India", the first mutual fund established in 1963 by an Act of Parliament which aimed at advancing the domestic mutual fund industry. In 2003, an amendatory law transformed it into the current name and organization. It has expanded its operations steadily, and currently holds the largest assets under management (Approximately 900 billion yen) within the country (as of the end of September 2006). In addition, it has total employees of approximately 1,100 with well-established research, investment, and marketing teams.

India has recently recorded remarkable economic growth and has rapidly become an attractive investment choice in the investment field. The IT industry which operates globally with many skilled-engineers, rapidly growing infrastructure (such as roads, railways and electricity) and consumption (such as automobile and mobile phone) industries, given a rising affluent population, are expected to further enhance India's economic expansion.

Under such circumstances, Shinsei Bank believes the partnership with India's largest and oldest mutual fund manager UTI, which has a mastery of India's internal conditions, will benefit Japanese investors providing a range of investment opportunities to enjoy India's mid-long term growth. Specifically, Shinsei Bank considers offering Japanese investors the UTI Group investment products through Shinsei Investment Management Co., Ltd. ("SIM"), a wholly owned subsidiary of Shinsei Bank.

In the recent fast-changing asset management industry, Shinsei Bank will pursue value-added partnership opportunities and will act as a bridge to provide high quality investment products.

*For the summary of UTI and general overview of India's mutual funds, please refer to the appendix.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Reference] The summary of UTI

Name:	UTI Asset Management Company Pvt. Ltd.
Established:	February 1st, 2003 (re-named and restructured into current organization) *Original "Unit Trust of India" was established in 1963
Address:	UTI Tower, Gn Block, Bandra-Kurla Complex, Bandra(East), Mumbai 400 051.
Paid-in Capital:	Rs.10 crores (Approximately 260million yen)
Employees:	Approximately 1,100
Sponsor:	State Bank of India25% Punjab National Bank 25% Bank of Baroda 25% Life Insurance Corporation of India 25%
Key People:	U.K. Sinha / Chairman Imtaiyazur Rahman / Chief Finance Officer A.K. Sridhar / Chief Investment Officer Jaideep Bhattacharya / Chief Marketing Officer
Business:	Mutual Fund Management
AUM:	Approximately Rs.35,000 crores (Approximately 900 billion yen) Approximately 60 Funds

[Reference] India's Mutual Fund Industry Overview

< Summary of India's Mutual Fund History >

1963	Establishment of "Unit Trust of India" by an Act of Parliament as the first mutual fund company
1987	Establishment of the second mutual fund company since "Unit Trust of India" set-up Following that several mutual fund companies were established The industry had AUM of approximately Rs.6,700 crores (Approximately 174.2 billion yen)
1993	Entry of private sector mutual fund companies Total industrial AUM increased to approximately Rs.47,000 crores (Approximately 1,222 billion yen)
2003	Total industrial AUM increased to approximately Rs.122,000 crores (Approximately 3,172 billion yen)

India Mutual Fund Company Ranking (TOP10)

	Mutual Fund Company	Assets Under Management
1	UTI	Rs.34,760 crores (Approx ¥903.8 billion)
2	Prudential ICICI	Rs.30,250 crores (Approx. ¥786.5 billion)
3	Reliance	Rs.28,650 crores (Approx. ¥744.9 billion)
4	HDFC	Rs.25,640 crores (Approx. ¥666.6 billion)
5	Franklin Templeton	Rs.23,410 crores (Approx. ¥608.7 billion)
6	SBI	Rs.15,100 crores (Approx. ¥392.6 billion)
7	Birla Sun Life	Rs.14,640 crores (Approx. ¥380.6 billion)
8	Tata	Rs.12,500 crores (Approx. ¥325.0 billion)
9	Standard Chartered	Rs.11,780 crores (Approx. ¥306.3 billion)
10	Kotak Mahindra	Rs.11,700 crores (Approx. ¥304.2 billion)
Grand Total (30 Companies)		Rs.292,880 crores (Approx. ¥7,614.9 billon)

(Data taken by Shinsei Bank from the Association of Mutual Funds in India / As of the end of September 2006)

*AUM in Yen term is calculated using 1Rs=¥2.6

**Crore is equivalent of 10,000,000

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces APLUS' Revision of Financial Forecast for the Fiscal Year 2006

Tokyo (Wednesday, November 15, 2006) --- Please be informed that APLUS Co., Ltd. ("APLUS"), a subsidiary of Shinsei Bank, today announced its revision of financial forecast for the fiscal year 2006 ending March 31, 2007, as attached.

The attachment is the English translation of the material originally prepared in the Japanese language by APLUS.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

This is the English translation of the material originally prepared in the Japanese language

November 15, 2006

Company Name: APLUS Co., Ltd.
Name of Representative:
Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9 Minami Senba
4-Chome Chuo-ku, Osaka

APLUS Revises Fiscal Year 2006 Financial Forecast

APLUS Co., Ltd ("APLUS") has revised its financial forecast for the fiscal year 2006, which was originally disclosed when financial results for fiscal year 2005 were made public on May 22, 2006.

1. Fiscal Year 2006 Financial Forecast (Apr. 1, 2006 - Mar. 31, 2007)

(1) APLUS (Non-consolidated) (unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Previously announced forecast (A)	110,000	17,500	18,000
Current revised forecast (B)	103,000	5,000	1,500
Change (B−A)	(7,000)	(12,500)	(16,500)
Change (%)	(6.4)%	(71.4)%	(91.7)%
Reference: Term ended Mar. 2006	51,328	7,632	8,028
Reference: Term ended Sep. 2005	49,311	6,191	7,513

(2) APLUS (Consolidated) (unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Previously announced forecast (A)	120,000	18,500	19,000
Current revised forecast (B)	114,000	5,000	1,500
Change (B−A)	(6,000)	(13,500)	(17,500)
Change (%)	(5.0)%	(73.0)%	(92.1)%
Reference: Term ended Mar. 2006	51,712	8,186	8,301
Reference: Term ended Sep. 2005	49,562	6,474	8,039

2. Reasons for the revision (non-consolidated and consolidated basis)

APLUS lowered its operating revenue forecast because of (1) adoption of a conservative view on the performance of core businesses considering the challenging environment currently affecting the consumer finance industry, (2) a slowdown in loan transaction volume as grey-zone interest rate issue discussions escalate, and (3) revision of securitization related revenue forecast.

APLUS expects its ordinary income to be lower because of lower operating revenue, increased credit costs, mainly resulting from a rise in delinquent receivables arising from delays in collections, additional reserves for a specific bankruptcy, and higher card issuance costs.

In addition to the above, net income has been revised downward due to additional provisions for future possible losses on reimbursements of excess interest payments and loan losses in response to the guidelines issued by the Japan Institute of Certified Public Accountants, one-off rationalization expenses and the reversal of deferred tax assets based on a more conservative future outlook.

Since the forecasts stated in this document are based on assumptions as of the announcement date, final results may vary due to various uncertain factors.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Cancels 85 Million Common Shares

Tokyo (Wednesday, November 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its Board of Directors approved the cancellation of 85 million Shinsei Bank Common Shares on November 16, 2006.

Background

On July 31, 2006, 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank were converted into 200,033,338 Shinsei Bank Common Shares by The Resolution and Collection Corporation ("RCC") and the revised conversion price of 735.0 yen was applied effective August 1, 2006 to the remaining 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank.
On August 17, 2006, RCC sold the converted Shinsei Bank Common Shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 shares among such shares for a total of 132.1 billion yen and has held them as treasury stock.

Capital Ratios

Shinsei Bank's Tier 1 and Total Capital ratios were 8.3% and 13.5% respectively as of September 30, 2006. The cancellation of 85 million Common Shares will not affect the Tier 1 or Total Capital ratios.

Fully Diluted Share Count Reduction

The reset of 50% of Series 3 Class B Preferred Shares issued by Shinsei Bank from 599.9 yen to 735.0 yen per share on August 1, 2006 reduced share count by 1.8% on a fully diluted basis. Cancelling 85 million Common Shares will further reduce share count by 4.2% on a fully diluted basis, resulting in an aggregate share count reduction of 6.0%.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports First Half Fiscal Year 2006 Results

Cancels 85 Million Common Shares

Tokyo (Wednesday, November 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first six months of fiscal year 2006 ended September 30, 2006.

"Despite a particularly challenging market environment" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "our consolidated reported net income for the first half of fiscal year 2006 is close to our original forecast largely resulting from our disciplined balance sheet management and an increasingly diversified range of businesses and revenue sources".

Financial Overview: First Six Months of Fiscal Year 2006

(All figures compared to first six months of Fiscal Year 2005)

- **Revenue grew 7.9 billion yen or 6.1% to 138.5 billion yen**
- **Net income increased 3.1% to 38.8 billion yen; Cash basis net income was 47.6 billion yen, declined 2.9 billion yen from a year ago**
  - **Cash basis diluted EPS of 23.96 yen**
  - **Expense-to-revenue ratio of 54.7% as compared to 51.1% a year ago**
- **Return on assets 0.8%; on a cash basis 1.0%**
- **Return on equity (diluted) 9.7%; on a cash basis 11.9%**
- **Return on tangible equity 17.7%**
- **Total capital adequacy ratio of 13.5%**
- **Non-performing loans (non-consolidated) decreased 20.1 billion yen to 26.0 billion yen, representing 0.5% of total claims outstanding**
- **Interim common dividend of 1.66 yen per share, as compared to 1.48 yen per share a year ago**

Key Highlights: First Six Months of Fiscal Year 2006

- In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Bank to focus exclusively on advisory services relating to acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take

advantage of Shinsei Bank and Macquarie Bank's complementary strengths and the ongoing public-to-private sector shift in Japan.

- On June 9, 2006, The Asian Banker awarded Shinsei Bank the Best Retail Bank in Japan 2005 award, in consideration of its agility and innovativeness in this market, and the Excellence in Internet Banking 2005 award for being the most progressive amongst Asian regional peers.

- On June 28, 2006, JCR upgraded Shinsei Bank's long-term senior debt rating from "A-" to "A" citing improved revenue diversification, a strong capital base and a low level of non-performing loans.

- On July 21, 2006, Shinsei made a 39.7 billion yen (NT$ 11.3 billion) investment representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding, a financial group that offers a full array of banking and brokerage products and services in Taiwan. Jih Sun's future growth and development can benefit by leveraging Shinsei Bank's knowledge and experience in risk management, credit trading, information technology and corporate and retail banking.

- On July 31, 2006, 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank were converted into 200,033,338 Shinsei Bank Common Shares by The Resolution and Collection Corporation ("RCC") and the revised conversion price of 735.0 yen was applied effective August 1, 2006 to the remaining 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank.

  On August 17, 2006, RCC sold the converted Shinsei Bank Common Shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 shares among such shares for a total of 132.1 billion yen and has held them as treasury stock.

Cancellation of Treasury Shares

Shinsei Bank's Board of Directors today approved the cancellation of 85 million Shinsei Bank Common Shares currently held as treasury stock on November 16, 2006. The cancellation of 85 million Common Shares will not affect the Tier 1 or Total Capital ratios.

The reset of 50% of Series 3 Class B Preferred Shares issued by Shinsei Bank from 599.9 yen to 735.0 yen per share on August 1, 2006 reduced share count by 1.8% on a fully diluted basis. Canceling 85 million Common Shares will further reduce share count by 4.2% on a fully diluted basis, resulting in an aggregate share count reduction of 6.0%.

1. **Income Statement:**

For the six months ended September 30, 2006, Shinsei Bank reported total revenue of 138.5 billion yen, an increase of 7.9 billion yen, or 6.1%, as compared to the same period in the previous fiscal year.

Net interest income grew 11.6 billion yen, or 28.9%, to 51.7 billion yen due partly to an increase in interest-earning assets in all three strategic pillars (Institutional Banking, Consumer and Commercial Finance and Retail Banking), as well as to an increase in net yield on interest-earning assets. Net revenue on interest-earning assets, comprised of net interest income and revenue on leased assets and installment receivables, increased by 13.5 billion yen to 77.3 billion yen for the first half of fiscal year 2006 as compared to the same period last year. The increase in the average balance of interest-earning assets was largely attributable to substantial growth in loans and bills discounted balance. The increase in yields on interest-earning assets largely reflects higher yields on foreign currency denominated securities. The higher balance of customer deposits, including negotiable certificates of deposits, accounted for about 90% of the increase in interest-bearing liabilities. The increase in yields of interest-bearing liabilities primarily reflected the interest expense associated with funding swaps.

Non-interest income, consisting of net fees and commissions, net trading income and net other business income, declined 3.6 billion yen, or 4.0%, to 86.8 billion yen. The primary factor causing a decline in non-interest income was equity in the non-consolidated net loss of Shinsei Bank's equity-method affiliate, Shinki. Shinki incurred a non-consolidated net loss of 15.4 billion yen, and Shinsei Bank's equity in such loss was 5.3 billion yen, net of consolidation adjustments, which is included in net other business income. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and related loan losses. Declines in net other business income caused by Shinsei Bank's equity in Shinki's net loss and other factors were offset in part by increased revenue from credit trading and other activities.

General and administrative expenses for the six months ended September 30, 2006 were 75.7 billion yen, an increase of 9.0 billion yen, or 13.5%, as compared to the same period in the previous fiscal year. The increase is due mainly to increased product and customer support required for business expansion in all three business pillars as well as to the addition of 2.1 billion yen in expenses related to the newly acquired consumer finance company, Zen-Nichi Shinpan.

Net credit costs were 5.2 billion yen for the six months ended September 30, 2006, as compared to 14.5 billion yen for the same period in the previous fiscal year. The decline in net credit costs was mainly attributable to an improvement in the credit ratings of several obligors. This was offset in part by higher credit provisions in APLUS relating primarily to delays in portfolio collections.

The acquisition of majority stakes in APLUS, Showa Leasing and other consumer and commercial finance (CCF) companies resulted in the creation of goodwill and other intangibles. The amortization of goodwill and other intangibles declined 4.1 billion yen to 10.5 billion yen for the six months ended September 30, 2006 compared with the same period in the previous fiscal year. The amortization of goodwill and other intangibles relating to APLUS (including Zen-Nichi Shinpan) and Showa Leasing was 8.7 billion yen and 1.7 billion yen, respectively.

Shinsei Bank's financial results for the six months ended September 30, 2006 were impacted by provisions made by APLUS and Shinki for future possible losses on reimbursements of excess interest payments and loan losses in response to the release on October 13, 2006, by the Japan Institute of Certified Public Accountants of "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments". These guidelines stipulate that consumer finance companies make certain provisions as of September 30, 2006, for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred related costs of 2.3 billion yen, and Shinki made substantial provisions, as discussed above.

Taxes and other for the first half of fiscal year 2006 totaling 8.1billion yen includes minority interests in net income of subsidiaries. For the six months ended September 30, 2006, minority interests in net income of subsidiaries increased to 8.2 billion yen from 1.2 billion yen for the same period in the previous fiscal year reflecting primarily dividends paid on perpetual preferred securities issued by two finance subsidiaries in February and March 2006.

As a result, net income for the six months ended September 30, 2006 amounted to 38.8 billion yen, an increase of 1.1 billion yen, or 3.1%, compared with the same period in the previous fiscal year.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first six months of this fiscal year included 8.7 billion yen of amortized goodwill

and other intangibles, net of tax benefit related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 47.6 billion yen, as compared to 50.5 billion yen a year ago. Cash basis diluted net income per share for the six-month period of fiscal year 2006 was 23.96 yen, a decrease of 4.5%, as compared to the same period last year.

2. Business Line Results

Shinsei Bank continues to expand and develop its coverage of a broad range of businesses and customer segments through its three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Institutional Banking is focused on offering a growing range of advanced and innovative investment and commercial banking services to institutional customers. Consumer and Commercial Finance provides a full range of products and services to small and medium-sized companies and individual customers. Retail Banking continues to grow its individual customer base by providing innovative products through convenient distribution channels.

Institutional Banking

Shinsei Bank has developed a successful hybrid banking business model based on the functionality of a commercial bank and the innovativeness of an investment bank. In the first half of fiscal year 2006, the Institutional Banking business earned revenue of 55.2 billion yen, 4.5% or 2.3 billion yen higher than the same period a year ago. The business made good progress in real estate finance, loan portfolio growth and in both the domestic and international credit trading business. Securitization activities were limited by oversupply in the market while volatility in the equity and fixed income markets challenged the capital market business. General and administrative expenses for the period increased 2.1 billion yen to 21.9 billion yen, relating to expansion of the business. Net credit recoveries for the period of 17.2 billion yen are mainly attributable to an improvement in the credit ratings of several obligors. As a result, ordinary business profit after net credit recoveries totaled 50.5 billion yen, a 15.0 billion yen increase over the same period last fiscal year.

Consumer and Commercial Finance

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies. The business generated total revenue of 60.7 billion yen in the first six months of fiscal year 2006. This is 3.0 billion yen higher than a year ago. General and administrative expenses increased 5.1 billion yen, partly due to 2.1 billion yen in expenses relating to Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS.

The first half of fiscal year 2006 has been a challenging period for the Consumer and Commercial Finance business. Though Showa Leasing and the specialty property businesses posted good results during the period under review, the additional provision requirements following recent regulatory changes arising from the "Grey Zone" interest rate cap issue have affected the financial performance of consumer finance related subsidiary APLUS and affiliate Shinki. APLUS made an additional provision and incurred related costs of 2.3 billion yen and Shinki made substantial provisions, as discussed above.

Net credit costs during the first half of fiscal year 2006 increased 3.6 billion yen to 20.1 billion yen mainly due to delays in portfolio collection in APLUS. As a result, ordinary business profit after net credit costs was 5.5 billion yen, 5.7 billion yen lower than same period a year ago.

Retail Banking

Shinsei Bank's retail customer base continues to grow at a significant rate, reaching over 1.8 million *Powerflex* relationships as of the end of September 2006. The Bank continued to launch new products such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities. New branches have been opened in Omotesando and Nihombashi and the Bank has also expanded its ATM network.

During the period under review, savings, time and structured deposits continued to grow steadily but spread compression on structured deposits and weak demand for asset management products impacted revenue growth. In the first half of fiscal year 2006, the business generated revenue of 19.5 billion yen, 1.9 billion yen lower than same period last year. The increase in general and administrative expenses of 1.9 billion yen to 19.4 billion yen relates to the full impact of retail banking facilities established in the prior year, increased investments in new technology systems and customer driven transaction activities. Ordinary business profit after net credit costs for the period was nil as compared to 3.7 billion yen a year ago.

In August 2006 Shinsei Bank was once again ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun and in October 2006, the Bank was recognized as "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia-Pacific region by the same publication.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company

adjustments, and corporate level expenses. In the first six months of this fiscal year ordinary business profit after net credit costs was 1.4 billion yen.

3. Balance Sheet:

Total loans and bills discounted balance increased to 4,781.4 billion yen at September 30, 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the six months ended September 30, 2006, Shinsei achieved loan growth in all three business pillars. Corporate loans increased 8.8% to 3,103.2 billion yen, non-recourse real estate finance loans increased 44.3% to 665.8 billion yen, loans to retail customers, including lending to high net worth individuals, grew 11.1% to 548.6 billion yen and loans to consumer and commercial finance customers increased 11.5% to 416.1 billion yen.

Total deposits, including negotiable certificates of deposit, increased 873.9 billion yen, or 21.5%, to 4,945.7 billion yen at September 30, 2006, compared with March 31, 2006. The retail deposit balance grew 283.8 billion yen, or 9.1%, in the six months ended September as compared to March 31, 2006 and now exceeds 3.3 trillion yen. As a result, retail funding represented 66.5% of total customer deposits and debentures at September 30, 2006.

4. Non-performing Loans (non-consolidated):

Non-performing loans (NPLs) under the Financial Revitalization Law as of September 30, 2006, declined to 26.0 billion yen, a reduction of 16.5 billion yen, or 38.9%, as compared to the NPLs balance at March 31, 2006. The NPLs balance now represents 0.5% of total non-consolidated claims outstanding.

5. Capital Ratios:

Shinsei Bank's Tier I and Total Capital ratios were 8.3% and 13.5% respectively as of September 30, 2006. Net deferred tax assets, the difference between deferred tax assets and deferred tax liabilities, constituted 2.6% of Tier I capital.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

(Half year comparison)	for the first half ended Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Change		(reference) for the fiscal year ended March 31, 2006 (FY2005)
	a	b	a-b	%	
Net interest income	**51.7**	40.1	11.6	28.9%	82.2
Net fees and commissions	**22.2**	23.5	(1.2)	(5.3)%	45.5
Net trading income	**11.2**	12.7	(1.4)	(11.5)%	27.5
Net other business income	**53.2**	54.1	(0.9)	(1.7)%	118.3
Non-interest income	**86.8**	90.4	(3.6)	(4.0)%	191.4
Total revenue [2]	**138.5**	130.5	7.9	6.1%	273.7
General and administrative expenses [3]	**75.7**	66.6	9.0	13.5%	135.9
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**62.8**	63.8	(1.0)	(1.6)%	137.7
Net credit costs	**(5.2)**	(14.5)	9.3	(64.0)%	(30.1)
Amortization of goodwill and other intangibles	**(10.5)**	(14.6)	4.1	(28.2)%	(29.4)
Taxes and others	**(8.1)**	3.1	(11.2)	(363.0)%	(2.0)
Net income	**38.8**	37.7	1.1	3.1%	76.0
Cash basis net income [4]	**47.6**	50.5	(2.9)	(5.8)%	101.9

(billions of yen)

(Three months comparison)	Three months ended Sep. 30, 2006 (2Q-FY2006)	Three months ended Sep. 30, 2005 (2Q-FY2005)	Change	Three months ended Jun. 30, 2006 (1Q-FY2006)	Change
	a	b	a - b (%)	c	a - c (%)
Net interest income	**27.1**	20.7	30.8%	24.5	10.5%
Net fees and commissions	**11.0**	10.6	3.8%	11.2	(1.3)%
Net trading income	**4.2**	7.9	(46.5)%	7.0	(39.5)%
Net other business income	**27.9**	26.6	4.7%	25.3	10.3%
Non-interest income	**43.2**	45.2	(4.5)%	43.5	(0.7)%
Total revenue [2]	**70.3**	66.0	6.6%	68.1	3.3%
General and administrative expenses [3]	**38.4**	32.1	19.3%	37.3	2.9%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**31.9**	33.8	(5.4)%	30.8	3.8%
Net credit costs	**(1.4)**	(9.4)	(84.4)%	(3.7)	(60.9)%
Amortization of goodwill and other intangibles	**(4.3)**	(7.8)	(44.5)%	(6.2)	(30.1)%
Taxes and others	**(6.5)**	3.7	(276.3)%	(1.6)	297.5%
Net income	**19.6**	20.2	(3.1)%	19.2	2.2%
Cash basis net income [4]	**23.1**	27.1	(14.9)%	24.5	(5.9)%

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) In our consolidated financial statements, amortization of goodwill and other intangibles is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(4) Excludes amortization of goodwill and other intangibles, net of tax benefit, related to consumer and commercial finance companies.

Selected Balance Sheet Data

(billions of yen)

	as of the end of Sep. 2006	Mar. 2006	Change	
	a	b	a-b	%
Securities	**1,771.7**	1,494.4	277.3	18.6%
Loans and bills discounted	**4,781.4**	4,087.5	693.9	17.0%
Leased assets and installment receivables [4]	**835.4**	825.0	10.4	1.3%
Other intangibles [5]	**63.8**	68.1	(4.3)	(6.3)%
Goodwill, net	**219.4**	226.6	(7.2)	(3.2)%
Customers' liabilities for acceptances and guarantees	**789.4**	813.4	(24.0)	(3.0)%
Total assets	**10,433.6**	9,405.0	1,028.6	10.9%
Deposits (including Negotiable Certificates of Deposit)	**4,945.7**	4,071.7	874.0	21.5%
Debentures and corporate bonds	**1,059.5**	1,316.9	(257.4)	(19.5)%
Borrowed money	**1,213.9**	1,205.7	8.2	0.7%
Acceptances and guarantees	**789.4**	813.4	(24.0)	(3.0)%
Total liabilities	**9,422.9**	8,287.8	1,135.1	13.7%
Minority interests in subsidiaries	/	261.8	/	/
Total net assets [6]	**1,010.7**	855.3	155.4	18.2%

(4) Leased assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(5) Identified intangible assets recorded through acquisitions of consumer and commercial finance companies.
(6) Total net assets as of the end of Sep. 2006 include minority interests in subsidiaries (264.6 billions of yen).

Capital Adequacy Ratio

(%, billions of yen)

	as of the end of Sep. 2006	Mar. 2006	Change	
	a	b	a-b	%
Capital adequacy ratio	**13.47%**	15.53%	(2.06)%	(13.3)%
Tier I ratio	**8.31%**	10.27%	(1.96)%	(19.1)%
Tier I capital	**646.8**	738.1	(91.3)	(12.4)%
Tier II capital	**475.6**	419.5	56.1	13.4%
Risk assets	**7,782.7**	7,180.4	602.3	8.4%

References

	as of the end of Sep. 2006	Mar. 2006
Exchange rate (¥/$)	**117.91**	117.47
Nikkei average	**16,127.58**	17,059.66

Per share data *(yen)*

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Common shareholder's net assets [1]	**383.20**	354.68	380.20
Fully diluted shareholders' net assets [1]	**411.58**	404.66	421.62
Basic net income	**27.19**	26.33	53.16
Diluted net income	**19.54**	18.71	37.75

Note:

For calculation of per share data

(net assets)	Number of common shares [2]	**1,377,120,053**	1,358,521,003	1,358,520,547
	Fully diluted number of shares [2]	**1,812,055,674**	2,028,002,412	2,028,676,851
(net income)	Number of common shares [3]	**1,384,101,577**	1,358,521,647	1,358,521,302
	Fully diluted number of shares [3]	**1,988,114,409**	2,015,158,063	2,015,832,613

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends delated to preferred shares from the total net assets on the consolidated interim balance sheets as of September 30, 2006.
(2) Outstanding shares at the end of the respective period
(3) Weighted average number of outstanding shares during the respective period

Cash basis per share data *(yen)*

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Basic net income	**33.55**	35.79	72.16
Diluted net income	**23.96**	25.08	50.55

Performance Ratios *(%)*

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Return on assets	**0.8%**	0.8%	0.8%
Return on equity (fully diluted)	**9.7%**	9.4%	9.3%
Cash basis return on assets	**1.0%**	1.2%	1.2%
Cash basis return on equity (fully diluted)	**11.9%**	12.5%	12.4%
Expense to revenue (overhead) ratio [1]	**54.7%**	51.1%	49.7%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures[1]

For the first half FY2006 ended September 30, 2006	(billions of yen, except per share data and percentages)
Amortization of goodwill and other intangibles	
Amortization of other intangibles	**4.2**
Associated deferred tax liability	**(1.7)**
Amortization of goodwill	**6.2**
Total amortization of goodwill and other intangibles, net of tax benefit	**8.7**
Reconciliation of net income to cash basis net income	
Net income	**38.8**
Amortization of goodwill and other intangibles, net of tax benefit	**8.7**
Cash basis net income	**47.6**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**27.19**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**6.35**
Cash basis basic net income per share	**33.55**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**19.54**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**4.42**
Cash basis fully diluted net income per share	**23.96**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**0.2**
Cash basis return on assets	**1.0**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.7**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**2.2**
Cash basis return on equity (fully diluted)	**11.9**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.7**
Effect of goodwill and other intangibles [2]	**7.9**
Return on tangible equity (fully diluted)	**17.7**

(1) Reflects adjustments of goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.
(2) Net income excludes amortization of goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes goodwill and other intangibles.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)[1]

(billions of yen, except percentages)

	for the first half ended								
	Six months ended Sep. 30, 2006 (1H-FY2006)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	4,304.8	59.2	2.74	3,576.5	50.8	2.83	3,730.7	104.4	2.80
Leased assets and installment receivables [2]	838.0	25.5	6.09	781.4	23.6	6.04	793.7	46.0	5.80
Securities	1,605.9	16.8	2.09	1,698.5	8.3	0.98	1,721.4	16.8	0.98
Other interest-earning assets [3][4]	672.7	6.8	n.m.	356.8	2.1	n.m.	503.7	3.7	n.m.
Total interest-earning assets [2]	7,421.6	108.5	2.92	6,413.3	84.9	2.64	6,749.7	171.0	2.53
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	4,472.7	13.6	0.61	3,548.5	8.0	0.45	3,776.8	16.9	0.45
Debentures	871.0	1.5	0.36	1,198.9	2.6	0.44	1,152.9	4.7	0.41
Subordinated debt	360.9	3.5	1.99	251.6	3.0	2.41	259.7	5.5	2.13
Borrowed money and corporate bonds	1,127.2	5.3	0.94	967.3	6.5	1.36	999.3	12.2	1.22
Other interest-bearing liabilities [4]	387.5	7.0	n.m.	225.8	0.8	n.m.	229.5	3.3	n.m.
Total interest-bearing liabilities	7,219.6	31.2	0.86	6,192.4	21.2	0.68	6,418.4	42.7	0.67
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(598.7)	-	-	(582.7)	-	-	(489.7)	-	-
Shareholders' equity	800.7	-	-	803.6	-	-	821.0	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	7,421.6	-	-	6,413.3	-	-	6,749.7	-	-
Net interest margin [2]	-	-	2.05	-	-	1.96	-	-	1.87
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.03
Net revenue/yield on interest-earning assets [2]	-	77.3	2.08	-	63.7	1.98	-	128.3	1.90

Note:

Reclass from total revenue on interest-earning assets to total interest income.

Total revenue on interest-earning assets	7,421.6	108.5	2.92	6,413.3	84.9	2.64	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	838.0	25.5	6.09	781.4	23.6	6.04	793.7	46.0	5.80
Total interest income	6,583.5	82.9	2.51	5,631.9	61.3	2.17	5,955.9	125.0	2.10
Total interest expense	-	31.2	-	-	21.2	-	-	42.7	-
Net interest income	-	51.7	-	-	40.1	-	-	82.2	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.

(2) Includes leased assets and installment receivables and related yields.

(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.

(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Six months ended Sep. 30, 2006 (1H-FY2006)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	92.2	1.2	2.77	72.3	1.0	2.92	86.3	2.0	2.33
Call loans	87.1	0.1	0.23	44.9	0.0	0.03	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-	-	-	-
Collateral related to securities borrowing transactions	149.7	0.2	0.27	6.4	0.0	0.49	10.2	0.0	0.29
Securities	1,900.3	20.7	2.17	1,977.4	11.8	1.19	1,997.4	21.0	1.05
Loans and bills discounted	4,124.7	31.7	1.53	3,483.9	28.8	1.65	3,612.3	57.8	1.60
Other interest-earning assets	58.4	0.6	2.31	82.6	0.3	0.93	65.4	0.9	1.40
Interest rate and funding swaps	-	4.5	-	-	0.5	-	-	0.6	-
Total interest-earning assets	6,412.6	59.2	1.84	5,667.7	42.7	1.50	5,872.8	82.6	1.40
Interest-bearing liabilities:									
Deposits	4,278.0	13.4	0.62	3,421.1	8.0	0.47	3,746.5	16.9	0.45
Negotiable certificates of deposit	256.0	0.2	0.21	199.6	0.0	0.02	199.7	0.0	0.03
Debentures	872.9	1.5	0.35	1,206.3	2.6	0.43	1,158.6	4.7	0.40
Call money	157.1	1.0	1.27	139.1	0.0	0.07	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	1.2	0.0	0.00	0.6	0.0	0.00
Collateral related to securities lending transactions	70.1	0.0	0.20	6.6	0.0	0.20	4.9	0.0	0.55
Borrowed money	279.6	0.9	0.67	324.4	3.5	2.20	308.4	5.8	1.88
Corporate bonds	450.1	9.2	4.08	50.0	0.1	0.42	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	5.6	n.m.	0.3	0.7	n.m.	0.3	3.0	n.m.
Interest rate and funding swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	6,364.5	32.1	1.00	5,348.8	15.2	0.56	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,412.6	27.1	0.84	5,667.7	27.4	0.96	5,872.8	50.2	0.85

n.m.: not meaningful

Business Line Ordinary Business Profit After Net Credit Costs (Recoveries)[1][2]

(billions of yen)

For the first half Fiscal Year 2006 ended September 30, 2006

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	55.2	60.7	19.5	2.9	138.5
General and administrative expenses	21.9	35.0	19.4	(0.7)	75.7
Ordinary business profit	33.3	25.7	0.1	3.6	62.8
Net credit costs (recoveries)	(17.2)	20.1	0.0	2.1	5.2
Ordinary business profit after net credit costs (recoveries)	50.5	5.5	0.0	1.4	57.5

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	48.2	13.4	(0.9)	60.7
General and administrative expenses	27.0	5.3	2.6	35.0
Ordinary business profit (loss)	21.1	8.0	(3.5)	25.7
Net credit costs	17.5	1.4	1.2	20.1
Ordinary business profit (loss) after net credit costs	3.5	6.6	(4.7)	5.5

For the first half Fiscal Year 2005 ended September 30, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	52.8	57.6	21.5	(1.5)	130.5
General and administrative expenses	19.8	29.8	17.5	(0.5)	66.6
Ordinary business profit (loss)	33.0	27.8	4.0	(1.0)	63.8
Net credit costs (recoveries)	(2.4)	16.5	0.2	0.2	14.5
Ordinary business profit (loss) after net credit costs (recoveries)	35.4	11.2	3.7	(1.2)	49.2

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	40.4	12.1	5.0	57.6
General and administrative expenses	21.1	5.3	3.3	29.8
Ordinary business profit	19.2	6.7	1.7	27.8
Net credit costs	13.7	2.3	0.4	16.5
Ordinary business profit after net credit costs	5.5	4.4	1.2	11.2

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes net profit (loss) of Shinki, an affiliate, and unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006 Results

(Consolidated) *(billions of yen)*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net income	76.0	76.0

(Non-consolidated) [5] *(billions of yen (other than dividends))*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net business profit	59.0	69.1
Net income	75.0	74.8
Dividends (in yen)		
Common stock	3.3	3.0
Class A preferred share	13.0	13.0
Class B preferred share	4.8	4.8

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect.
Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2006	1H-FY2005	Change	
	a	b	a-b	%
Interest on loans and bills	**59,240**	50,809	8,431	16.6%
Interest and dividends on securities	**16,811**	8,370	8,441	100.8%
Other interest income	**6,894**	2,129	4,765	223.8%
Interest income	**82,946**	61,309	21,637	35.3%
Fees and commissions income	**34,075**	34,239	(164)	(0.5)%
Trading profits	**11,429**	12,791	(1,362)	(10.6)%
Other business income	**138,202**	132,693	5,509	4.2%
Other ordinary income	**16,461**	12,571	3,890	30.9%
Ordinary income	**283,113**	253,606	**29,507**	**11.6%**
Interest on deposits,including negotiable certificates of deposit	**13,692**	8,074	5,618	69.6%
Interest on debentures	**1,556**	2,621	(1,065)	(40.6)%
Interest on other borrowings	**5,864**	8,484	(2,620)	(30.9)%
Other interest expenses	**10,115**	2,022	8,093	400.2%
Interest expenses	**31,228**	21,201	10,027	47.3%
Fees and commissions expenses	**11,808**	10,740	1,068	9.9%
Trading losses	**156**	47	109	231.9%
Other business expenses	**93,370**	90,177	3,193	3.5%
General and administrative expenses	**75,913**	67,003	8,910	13.3%
Amortization of goodwill	**6,246**	/	/	/
Amortization of other intangibles	**4,294**	/	/	/
Total General and administrative expenses	**86,454**	67,003	19,451	29.0%
Other ordinary expenses	**14,192**	16,050	(1,858)	(11.6)%
Amortization of consolidation goodwill	/	10,113	/	/
Amortization of other intangibles	/	4,575	/	/
Total Other ordinary expenses	**14,192**	30,739	(16,547)	(53.8)%
Ordinary expenses	**237,212**	219,911	**17,301**	**7.9%**
Net ordinary income	**45,901**	33,695	**12,206**	**36.2%**
Special gains	**2,776**	2,713	63	2.3%
Special losses	**1,394**	596	798	133.9%
Income before income taxes and minority interests	**47,284**	35,812	11,472	32.0%
Income tax (current)	**1,367**	1,733	(366)	(21.1)%
Income tax (deferred)	**(1,209)**	(4,885)	3,676	(75.3)%
Minority interests in net income of subsidiaries	**8,269**	1,258	7,011	557.3%
Net income	**38,857**	37,706	**1,151**	**3.1%**

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1)	**62.8**	63.8	**(1.0)**	**(1.6)%**
yen / US$	**@117.91**	@113.21		

(1) Management accounting basis

Consolidated Interim Balance Sheets
-- Assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**312,406**	488,601	(176,195)	(36.1)%
Call loans	**20,000**	50,000	(30,000)	(60.0)%
Collateral related to securities borrowing transactions	**27,215**	33,107	(5,892)	(17.8)%
Other monetary claims purchased	**296,955**	273,937	23,018	8.4%
Trading assets	**423,423**	193,581	229,842	118.7%
Monetary assets held in trust	**506,563**	456,167	50,396	11.0%
Securities	**1,771,793**	1,494,489	277,304	18.6%
Loans and bills discounted	**4,781,419**	4,087,561	693,858	17.0%
Foreign exchanges	**13,908**	12,140	1,768	14.6%
Other assets	**844,194**	974,398	(130,204)	(13.4)%
Premises and equipment	/	415,522	/	/
Tangible fixed assets	**398,152**	/	/	/
Intangible fixed assets	**351,079**	/	/	/
(Goodwill, net)	219,411	/	/	/
Deferred issuance expenses for debentures	**115**	177	(62)	(35.0)%
Deferred tax assets	**30,805**	30,022	783	2.6%
Consolidation goodwill, net	/	226,692	/	/
Customers' liabilities for acceptances and guarantees	**789,451**	813,480	(24,029)	(3.0)%
Reserve for credit losses	**(133,820)**	(144,868)	11,048	(7.6)%
Total assets	**10,433,686**	9,405,013	1,028,653	10.9%
yen / US$	@117.91	@117.47		

Consolidated Interim Balance Sheets

-- Liabilities and Net assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,945,741**	4,071,758	873,983	21.5%
Debentures	**758,891**	1,018,909	(260,018)	(25.5)%
Call money	**449,989**	30,000	419,989	1400.0%
Collateral related to securities lending transactions	**41,407**	–	41,407	n.m.
Commercial paper	**168,700**	133,200	35,500	26.7%
Trading liabilities	**106,634**	149,990	(43,356)	(28.9)%
Borrowed money	**1,213,998**	1,205,765	8,233	0.7%
Foreign exchanges	**4**	39	(35)	(89.7)%
Corporate bonds	**300,627**	298,002	2,625	0.9%
Other liabilities	**619,725**	535,753	83,972	15.7%
Accrued employees bonuses	**8,059**	13,886	(5,827)	(42.0)%
Reserve for bonuses to directors	**103**	13	90	692.3%
Reserve for retirement benefits	**3,190**	3,309	(119)	(3.6)%
Reserve for losses on interest repayments	**2,485**	–	2,485	n.m.
Reserve under special law	**2**	2	–	–
Deferred tax liabilities	**13,903**	13,718	185	1.3%
Acceptances and guarantees	**789,451**	813,480	(24,029)	(3.0)%
Total liabilities	**9,422,915**	8,287,832	1,135,083	13.7%
<<Minority interests in subsidiaries>>				
Minority interests in subsidiaries	/	261,845	/	/
<<Net Assets>>		<<Shareholders' equity>>		
Shareholders' equity				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Retained earnings	**414,399**	379,502	34,897	9.2%
Treasury stock, at cost	**(136,543)**	(12)	(136,531)	1137758.3%
Total shareholders' equity	**747,711**	/	/	/
Net unrealized gain / loss and translation adjustments				
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(556)**	2,208	(2,764)	(125.2)%
Net deferred loss on hedge, net of taxes	**(3,944)**	/	/	/
Foreign currency translation adjustments	**2,604**	3,781	(1,177)	(31.1)%
Total net unrealized gain / loss and translation adjustments	**(1,895)**	/	/	/
Stock acquisition rights	**260**	/	/	/
Minority interests in subsidiaries	**264,675**	/	/	/
Total net assets	**1,010,750**	855,335	/	/
Total liabilities and net assets	**10,433,666**	9,405,013	1,028,653	10.9%
yen / US$	@117.91	@117.47		

n.m.: not meaningful

Consolidated Interim Statement of Changes in Net Assets

(millions of yen)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at beginning of period	451,296	18,558	379,502	(12)	849,345
Changes in amounts during the period					
Dividends from surplus (note)	–	–	(3,947)	–	(3,947)
Net income	–	–	38,857	–	38,857
Acquisition of treasury stock	–	–	–	(136,671)	(136,671)
Disposal of treasury stock	–	–	(13)	140	126
Net change of items other than shareholders' equity	–	–	–	–	–
Total changes during the period	–	–	34,897	(136,530)	(101,633)
Balance at end of period	451,296	18,558	414,399	(136,543)	747,711

	Net unrealized gain/loss and translation adjustments				Stock acquisition rights	Minority interests in subsidiaries	Total net assets
	Net unrealized loss on securities available-for-sale, net of taxes	Net deferred loss on hedge, net of taxes	Foreign currency translation adjustments	Total net unrealized gain/loss and translation adjustments			
Balance at beginning of period	2,208	–	3,781	5,990	–	261,845	1,117,180
Changes in amounts during the period							
Dividends from surplus (note)	–	–	–	–	–	–	(3,947)
Net income	–	–	–	–	–	–	38,857
Acquisition of treasury stock	–	–	–	–	–	–	(136,671)
Disposal of treasury stock	–	–	–	–	–	–	126
Net change of items other than shareholders' equity	(2,765)	(3,944)	(1,177)	(7,886)	260	2,830	(4,796)
Total changes during the period	(2,765)	(3,944)	(1,177)	(7,886)	260	2,830	(106,429)
Balance at end of period	(556)	(3,944)	2,604	(1,895)	260	264,675	1,010,750

(note) This item is resulted from appropriation of profit of previous fiscal year.

Consolidated Interim Statements of Cash Flows

(millions of yen)

	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	47,284	35,812	11,472
Depreciation (other than leased assets)	5,776	2,045	3,731
Depreciation of leased assets	66,723	68,684	(1,961)
Amortization of consolidation goodwill	/	10,113	/
Amortization of goodwill	6,246	/	/
Amortization of other intangibles	4,294	4,575	(281)
Equity in net income of affiliates	3,547	(2,056)	5,603
Net change in reserve for credit losses	(11,048)	6,177	(17,225)
Net change in accrued employees bonuses	(5,834)	(3,249)	(2,585)
Net change in reserve for retirement benefits	(119)	(139)	20
Net change in reserve for losses on interest repayments	2,485	-	2,485
Interest income	(82,946)	(61,309)	(21,637)
Interest expenses	31,228	21,201	10,027
Gain on securities sold	(6,615)	(34)	(6,581)
Gain on monetary assets held in trust	(4,140)	(3,563)	(577)
Net exchange loss (gain)	1,481	(53)	1,534
Net loss on sale of premises and equipment	/	63	/
Net gain on sale of fixed assets	(2,073)	/	/
Net (gain) loss on sale of leased assets	(1,004)	5,493	(6,497)
Net change in trading assets	(229,842)	48,625	(278,467)
Net change in trading liabilities	(43,356)	10,981	(54,337)
Net change in loans and bills discounted	(693,734)	(396,993)	(296,741)
Net change in deposits	682,967	564,891	118,076
Net change in negotiable certificates of deposit	191,015	(53,315)	244,330
Net change in debentures	(260,017)	(60,903)	(199,114)
Net change in borrowed money (other than subordinated debt)	46,243	(3,299)	49,542
Net change in corporate bonds (other than subordinated bonds)	6,845	(4,333)	11,178
Net change in deposits (other than non-interest-bearing deposits)	(26,217)	29,438	(55,655)
Net change in call loans	30,000	(47,000)	77,000
Net change in other monetary claims purchased	(20,305)	78,007	(98,312)
Net change in collateral related to securities borrowing transactions	5,891	(1,488)	7,379
Net change in call money	419,989	(33,631)	453,620
Net change in commercial paper	35,500	64,500	(29,000)
Net change in collateral related to securities lending transactions	41,407	5,672	35,735
Net change in foreign exchange assets	(1,768)	(4,331)	2,563
Net change in foreign exchange liabilities	(34)	149	(183)
Net change in net trust account	(10,302)	6,532	(16,834)
Interest received	72,521	67,968	4,553
Interest paid	(24,086)	(19,903)	(4,183)
Net change in trading securities	(37,471)	(27,790)	(9,681)
Net change in monetary assets held in trust	(59,235)	(4,975)	(54,260)
Net change in leased assets	(77,836)	(68,499)	(9,337)
Others, net	162,179	(12,912)	175,091
Subtotal	265,637	221,150	44,487
Income taxes paid	(3,986)	(1,822)	(2,164)
Net cash provided by operating activities	261,651	219,327	42,324
II. Cash flows from investing activities:			
Purchase of securities	(1,210,621)	(1,866,752)	656,131
Proceeds from sale of securities	64,414	361,094	(296,680)
Proceeds from maturity of securities	861,947	1,392,514	(530,567)
Investment in monetary assets held in trust	(5,508)	(20,793)	15,285
Proceeds from disposition of monetary assets held in trust	18,476	7,861	10,615
Purchase of premises and equipment (other than leased assets)	/	(2,797)	/
Proceeds from sale of premises and equipment (other than leased assets)	/	954	/
Purchase of tangible fixed assets (other than leased assets)	(2,094)	/	/
Proceeds from sale of tangible fixed assets (other than leased assets)	6,525	/	/
Proceeds from sale of subsidiary's stocks	3,077	9,116	(6,039)
Others, net	(2,272)	-	(2,272)
Net cash used in investing activities	(266,054)	(118,800)	(147,254)
III. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	60,000	10,000	50,000
Repayment of subordinated debt	(98,000)	-	(98,000)
Payment for redemption of subordinated bonds	(10,945)	(3,000)	(7,945)
Proceeds from minority shareholders of subsidiaries	0	-	0
Payment for capital refundment to minority shareholders of subsidiaries	(628)	-	(628)
Dividends paid	(3,947)	(3,688)	(259)
Dividends paid to minority shareholders of subsidiaries	(8,422)	-	(8,422)
Purchase of treasury stock	(136,671)	(2)	(136,669)
Proceeds from sale of treasury stock	126	-	126
Net cash (used in) provided by financing activities	(198,486)	3,309	(201,795)
IV. Foreign currency translation adjustments on cash and cash equivalents	2	3	(1)
V. Net change in cash and cash equivalents	(202,887)	103,839	(306,726)
VI. Cash and cash equivalents at beginning of period	340,713	162,226	178,487
VII. Cash and cash equivalents at end of period	137,826	266,065	(128,239)

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005) (Reference)	March 31, 2007 (FY2006) (Projection)
Gross business profit *(gyomu sorieki)*	67.3	70.4	142.4	
Net interest income	30.4	28.7	53.1	
Net fees and commissions	21.6	17.6	50.9	
Net trading income	9.0	10.0	20.2	
Net other business income	6.1	13.9	18.0	
General & administrative expenses	39.6	36.1	73.2	
Net business profit *(jisshitsu gyomu jun-eki)*	27.6	34.2	69.1	59.0
Net income	41.5	39.1	74.8	75.0

Credit recoveries	11.9	2.3	4.9	
Reversal of reserve for credit losses	12.8	2.8	5.4	

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Claims against bankrupt and quasi-bankrupt obligors	0.3	(0.3)	(2.0)	0.7	2.4
Doubtful claims	8.3	(12.3)	(19.9)	20.7	28.3
Substandard claims	17.3	(3.8)	1.8	21.1	15.4
Total non-performing loans (A)	26.0	(16.5)	(20.0)	42.5	46.1
Total claims (B)	4,806.5	677.5	839.5	4,129.0	3,967.0
% of total claims outstanding (A) / (B)	0.54%	(0.49)%	(0.62)%	1.03%	1.16%
(ref.) At or below "need caution" level	99.8	(19.5)	(90.3)	119.3	(190.1)

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims	Reserve for loan losses	Collateral and guarantees	Amount of coverage	Coverage ratio
Claims against bankrupt and quasi-bankrupt obligors	342	-	342	342	100.0
Doubtful claims	8,334	3,890	3,020	6,911	82.9
Substandard claims	17,289	7,376	5,037	12,413	71.8
Total	25,965	11,267	8,400	19,667	75.7

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Loans to bankrupt obligors	**2,077**	188	(1,271)	1,889	3,348
Non-accrual delinquent loans	**19,401**	(16,946)	(28,808)	36,347	48,209
Loans past due for 3 months or more	**4,125**	1,000	1,595	3,125	2,530
Restructured loans	**38,241**	(4,591)	2,173	42,832	36,068
Total risk monitored loans	**63,846**	(20,349)	(26,311)	84,195	90,157
Loans and bills discounted	**4,781,419**	693,858	953,349	4,087,561	3,828,070

(% to total loans)

Loans to bankrupt obligors	**0.0%**	0.0%	(0.1)%	0.0%	0.1%
Non-accrual delinquent loans	**0.4%**	(0.5)%	(0.9)%	0.9%	1.3%
Loans past due for 3 months or more	**0.1%**	0.0%	0.0%	0.1%	0.1%
Restructured loans	**0.8%**	(0.2)%	(0.1)%	1.0%	0.9%
Total risk monitored loans	**1.3%**	(0.8)%	(1.1)%	2.1%	2.4%

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Loans to bankrupt obligors	**232**	(354)	(1,340)	586	1,572
Non-accrual delinquent loans	**8,117**	(12,326)	(19,431)	20,443	27,548
Loans past due for 3 months or more	**53**	29	(52)	24	105
Restructured loans	**17,235**	(3,834)	1,937	21,069	15,298
Total risk monitored loans	**25,638**	(16,485)	(18,886)	42,123	44,524
Loans and bills discounted	**4,683,764**	722,518	895,747	3,961,246	3,788,017

(% to total loans)

Loans to bankrupt obligors	**0.0%**	0.0%	0.0%	0.0%	0.0%
Non-accrual delinquent loans	**0.2%**	(0.3)%	(0.5)%	0.5%	0.7%
Loans past due for 3 months or more	**0.0%**	0.0%	0.0%	0.0%	0.0%
Restructured loans	**0.4%**	(0.1)%	0.0%	0.5%	0.4%
Total risk monitored loans	**0.5%**	(0.6)%	(0.7)%	1.1%	1.2%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Reserve for credit losses	**133,820**	(11,048)	(22,160)	144,868	155,980
General	**90,947**	1,904	14,873	89,043	76,074
Specific	**42,866**	(12,953)	(37,023)	55,819	79,889
Restructuring countries	**6**	1	(10)	5	16

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Reserve for credit losses	**98,492**	(12,929)	(16,106)	111,421	114,598
General	**61,070**	850	1,719	60,220	59,351
Specific	**37,414**	(13,782)	(17,817)	51,196	55,231
Restructuring countries	**6**	1	(10)	5	16

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
% on risk monitored loans	209.6%	37.5%	36.6%	172.1%	173.0%

(Non-Consolidated)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
% on risk monitored loans	384.2%	119.7%	126.8%	264.5%	257.4%

7. Unrealized Gains (Losses) on Available-for Sale Securities

(Consolidated)

As of September 30, 2006 *(millions of yen)*

	Unrealized gains (Losses)	Gains	Losses
Equities	**1,447**	**2,332**	**885**
Bonds	**(3,050)**	**337**	**3,387**
Other	**1,227**	**1,633**	**405**
Total	**(374)**	**4,304**	**4,678**

As of September 30, 2005 *(millions of yen)*

	Unrealized gains (Losses)	Gains	Losses
Equities	4,278	4,502	223
Bonds	(2,538)	118	2,656
Other	3,399	4,143	743
Total	5,139	8,763	3,623

(Non-consolidated)

As of September 30, 2006 *(millions of yen)*

	Unrealized gains (Losses)	Gains	Losses
Equities	**235**	**663**	**427**
Bonds	**(3,073)**	**309**	**3,382**
Other	**1,235**	**1,633**	**397**
Total	**(1,601)**	**2,606**	**4,208**

As of September 30, 2005 *(millions of yen)*

	Unrealized gains (Losses)	Gains	Losses
Equities	1,035	1,052	16
Bonds	(2,578)	76	2,654
Other	3,385	4,119	734
Total	1,843	5,248	3,404

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Balance of housing loans	**497,235**	42,674	111,263	454,561	385,972

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Balance of deposits (including NCDs)	**5,014,085**	855,893	967,149	4,158,192	4,046,936
Balance of deposits from individuals	**3,363,953**	282,262	550,008	3,081,691	2,813,945

10. Subsidiaries and Affiliates

	Sep. 30, 2006	Mar. 31, 2006	Sep. 30, 2005
Consolidated subsidiaries	**89**	82	77
Affiliates accounted for using the equity method	**27**	13	8

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Sep. 30, 2006
Expense for retirement benefit	2,546

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of September 30, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	33.0	312.9	281.9	627.9
Receive floating and pay fixed	13.0	101.8	53.7	168.6
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	46.0	415.3	335.6	797.0
Currency swap				
Total notional principal amount	206.7	254.0	173.9	634.7

(Non-Consolidated) *(billions of yen)*

	As of September 30, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	33.0	312.9	281.9	627.9
Receive floating and pay fixed	13.0	101.8	53.7	168.6
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	46.0	415.3	335.6	797.0
Currency swap				
Total notional principal amount	206.7	254.0	173.9	634.7

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2006	**24.7**	**(19.5)**	**-**	**5.2**
FY2005	30.0	0.1	-	30.1
1H-FY2005	27.6	(13.0)	-	14.5

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2006	**0.8**	**(12.8)**	**-**	**(11.9)**
FY2005	4.1	(9.0)	-	(4.9)
1H-FY2005	3.1	(5.5)	-	(2.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assessment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Sep. 30, 2006	**0.3**	**8.3**	**8.6**	**91.1**	**99.8**
Mar. 31, 2006	0.7	20.7	21.4	97.9	119.3
Sep. 30, 2005	2.3	28.2	30.6	159.4	190.1

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Sep. 30, 2006	**17.3**	**26.0**
Mar. 31, 2006	21.1	42.5
Sep. 30, 2005	15.4	46.1

C. Final Disposal of Claims and New Claims

Balance of Claims

(full year comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2006 to September 30, 2006	**0.8**	**2.4**	**3.2**
Off balanced from March 31, 2006 to September 30, 2006	**(1.3)**	**(14.6)**	**(15.9)**
Increase (decrease) from March 31, 2006 to September 30, 2006	**(0.4)**	**(12.4)**	**(12.8)**
Sep. 30, 2006	**0.3**	**8.3**	**8.7**
Mar. 31, 2006	0.7	20.7	21.4
Sep. 30, 2005	2.4	28.3	30.7

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization Total (D)	Securitization Sale to RCC
1H-FY2006	(0.0)	(0.0)	-	-	-
FY2005	(0.1)	(1.2)	-	(5.6)	-
1H-FY2005	-	(0.9)	-	(0.0)	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
1H-FY2006	**(0.9)**	**(15.0)**	**(1.0)**	**(14.0)**	**(15.9)**
FY2005	2.8	(23.7)	(12.9)	(10.7)	(27.8)
1H-FY2005	(0.8)	(19.3)	(8.8)	(10.4)	(21.0)

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Sep. 30, 2006	As of Mar. 31, 2006	As of Sep. 30, 2005
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	73.14%	89.91%	88.55%
(iii) Substandard obligors (out of unsecured portion of claims)	58.42%	51.32%	61.67%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	31.00%	29.99%	47.69%
(out of total claims)	14.31%	9.43%	9.19%
(v) Normal obligors (out of total claims)	0.32%	0.40%	0.43%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Distributable Surplus for Public Funds

(billions of yen)

	Shinsei Bank	
Unappropreated retained earnings on Sep. 30, 2006	409.5	(retained earnings except for legal reserve)
Net unrealized gain on securities available-for-sale, net of taxes on Sep. 30, 2006	(1.3)	
Dividends necessary in full year for preferred shares injected by public funds	2.4	

Non-Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2006 a	1H-FY2005 b	Change a-b	 %
Interest on loans and bills	**31,725**	28,830	2,895	10.0%
Interest and dividends on securities	**20,731**	11,823	8,908	75.3%
Other interest income	**6,824**	2,051	4,773	232.7%
Interest income	**59,282**	42,705	16,577	38.8%
Fees and commissions income	**12,010**	10,308	1,702	16.5%
Trading profits	**9,296**	10,252	(956)	(9.3)%
Other business income	**10,608**	16,351	(5,743)	(35.1)%
Other Ordinary Income	**24,199**	15,441	8,758	56.7%
Ordinary Income	**115,397**	95,058	20,339	21.4%
Interest on deposits,including negotiable certificates of deposit	**13,732**	8,102	5,630	69.5%
Interest on debentures	**1,558**	2,626	(1,068)	(40.7)%
Interest on other borrowings	**1,954**	3,637	(1,695)	(46.6)%
Other interest expenses	**14,898**	867	14,043	1,619.7%
Interest expenses	**32,144**	15,234	16,910	111.0%
Fees and commissions expenses	**5,774**	4,766	1,008	21.1%
Trading losses	**224**	170	54	31.8%
Other business expenses	**4,480**	2,408	2,072	86.0%
General and administrative expenses	**39,846**	36,491	3,355	9.2%
Other ordinary expenses	**6,567**	3,093	3,474	112.3%
Ordinary expenses	**89,038**	62,165	26,873	43.2%
Net ordinary income	**26,358**	32,892	(6,534)	(19.9)%
Special gains	**12,828**	3,075	9,753	317.2%
Special losses	**378**	33	345	1,045.5%
Income before income taxes	**38,808**	35,934	2,874	8.0%
Income taxes (current)	**(1,625)**	(2,908)	1,283	(44.1)%
Income taxes (deferred)	**(1,150)**	(310)	(840)	271.0%
Net income	**41,584**	39,153	2,431	6.2%
yen / US$	**@117.91**	@113.21		

Non-Consolidated Interim Balance Sheets -- Assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**137,839**	315,282	(177,443)	(56.3)%
Call loans	**20,000**	50,000	(30,000)	(60.0)%
Collateral related to securities borrowing transactions	**27,215**	33,107	(5,892)	(17.8)%
Other monetary claims purchased	**63,778**	40,233	23,545	58.5%
Trading assets	**393,601**	173,315	220,286	127.1%
Monetary assets held in trust	**628,396**	556,448	71,948	12.9%
Securities	**2,049,116**	1,809,798	239,318	13.2%
Loans and bills discounted	**4,683,764**	3,961,246	722,518	18.2%
Foreign exchanges	**13,908**	12,140	1,768	14.6%
Other assets	**238,584**	282,669	(44,085)	(15.6)%
Premises and equipment	/	26,701	/	/
Tangible fixed assets	**21,337**	/	/	/
Intangible fixed assets	**13,694**	/	/	/
Deferred issuance expenses for debentures	**115**	177	(62)	(35.0)%
Deferred tax assets	**29,537**	27,965	1,572	5.6%
Customers' liabilities for acceptances and guarantees	**21,544**	30,985	(9,441)	(30.5)%
Reserve for credit losses	**(98,492)**	(111,421)	12,929	(11.6)%
Total assets	**8,243,944**	7,208,651	1,035,293	14.4%
yen / US$	**@117.91**	@117.47		

Non-Consolidated Interim Balance Sheets
-- Liabilities and net assets

(millions of yen)

	Sep. 30, 2006 a	Mar. 31, 2006 b	Change a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**5,014,085**	4,158,192	855,893	20.6%
Debentures	**759,501**	1,021,419	(261,918)	(25.6)%
Call money	**449,989**	30,000	419,989	1,400.0%
Collateral related to securities lending transactions	**41,407**	—	41,407	n.m.
Trading liabilities	**98,099**	129,059	(30,960)	(24.0)%
Borrowed money	**320,850**	314,789	6,061	1.9%
Foreign exchanges	**286**	325	(39)	(12.0)%
Corporate bonds	**459,492**	447,024	12,468	2.8%
Other liabilities	**328,503**	213,567	114,936	53.8%
Accrued employees bonuses	**5,379**	10,040	(4,661)	(46.4)%
Reserve for retirement benefits	**161**	200	(39)	(19.5)%
Acceptances and guarantees	**21,544**	30,985	(9,441)	(30.5)%
Total liabilities	**7,499,300**	6,355,605	1,143,695	18.0%
<<Net assets>>		<<Stockholders' Equity>>		
Shareholders' equity				
Capital stock	**451,296**	451,296	—	—
Capital surplus	**18,558**	18,558	—	—
Additional paid-in capital	**18,558**	18,558	—	—
Retained earnings	**418,150**	380,526	37,624	9.9%
Appropriated for legal reserve	**8,567**	7,777	790	10.2%
Other retained earnings	**409,583**	372,749	36,834	9.9%
Earned surplus brought forward	**409,583**	372,749	36,834	9.9%
Treasury stock, at cost	**(136,538)**	(6)	(136,532)	2,275,533.3%
Total shareholders' equity	**751,467**	/	/	/
Net unrealized gain / loss and translation adjustments				
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(1,397)**	2,670	(4,067)	(152.3)%
Net deferred gain / loss on hedge, net of taxes	**(5,687)**	/	/	/
Total Net unrealized gain / loss and translation adjustments	**(7,084)**	/	/	/
Stock acquisition rights	**260**	/	/	/
Total net assets	**744,643**	853,046	(108,403)	(12.7)%
Total liabilities and net assets	**8,243,944**	7,208,651	1,035,293	14.4%
US$ / yen	**@117.91**	@117.47		

Non-consolidated Interim Statement of Changes in Net Assets

For the six months ended September 30, 2006 *(millions of yen)*

	Shareholders' equity							
		Capital surplus		Retained earnings				
	Capital stock	Additional paid-in capital	Total capital surplus	Appropriated for legal reserve	Other retained earnings Earned surplus brought forward	Total retained earnings	Treasury stock, at cost	Total of shareholders' equity
Balance at beginning of period	451,296	18,558	18,558	7,777	372,749	380,526	(6)	850,375
Changes in amounts during the period								
Dividends from surplus (note)				790	(4,737)	(3,947)		(3,947)
Net income					41,584	41,584		41,584
Acquisition of treasury stock							(136,672)	(136,672)
Disposal of treasury stock					(13)	(13)	140	126
Net change of items other than shareholders' equity								
Total changes during the period	–	–	–	790	36,833	37,623	(136,532)	(98,908)
Balance at end of period	451,296	18,558	18,558	8,567	409,583	418,150	(136,538)	751,467

(millions of yen)

	Net unrealized gain/loss and translation adjustments				
	Net unrealized gain/loss on securities available-for-sale, net of taxes	Net deferred gain /loss on hedge, net of taxes	Total net unrealized gain/loss and translation adjustments	Stock acquisition rights	Total net assets
Balance at beginning of period	2,670	–	2,670	–	853,046
Changes in amounts during the period					
Dividends from surplus (note)					(3,947)
Net income					41,584
Acquisition of treasury stock					(136,672)
Disposal of treasury stock					126
Net change of items other than shareholders' equity	(4,068)	(5,687)	(9,755)	260	(9,494)
Total changes during the period	(4,068)	(5,687)	(9,755)	260	(108,402)
Balance at end of period	(1,397)	(5,687)	(7,084)	260	744,643

(note) This item is resulted from appropriation of profit of previous fiscal year.

[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]

(Reference) APLUS Key Data

(billions of yen)

Summary of Income Statement (Consolidated)	*for the six months ended* Sep. 30, 2006	Mar. 31, 2006	Sep. 30, 2005	Mar. 31, 2005
Operating Revenue	**57.3**	51.7	49.5	51.0
Credit card shopping (Sogo)	**4.2**	3.4	3.0	2.8
Installment shopping credit (Kohin)	**10.2**	6.8	6.7	7.3
Credit guarantee	**13.8**	14.6	15.4	15.6
Loan	**23.9**	21.3	19.8	20.6
Consumer loan	**23.7**	21.1	19.6	20.4
Cashing by credit card	**10.5**	10.3	10.0	0.0
Loan card	**11.5**	9.5	8.4	0.0
Other consumer loan	**1.6**	1.2	1.1	0.0
Other loan	**0.1**	0.1	0.1	0.1
Financial income	**1.0**	1.0	0.9	1.2
Others	**4.0**	4.4	3.5	3.2
Operating Expenses	**53.9**	43.5	43.2	44.7
SG&A	**51.3**	41.3	40.5	38.3
Net provision of allowance for bad debts	**17.5**	13.0	13.7	12.7
Others	**33.7**	28.2	26.8	25.5
Financial expenses	**2.5**	2.2	2.6	6.4
Operating Income	**3.4**	8.1	6.3	6.3
Ordinary Income	**3.5**	8.1	6.4	4.6
Net Extraordinary Profit (Loss)	**(1.4)**	(1.3)	(0.3)	0.0
Net Income before Tax	**2.1**	6.8	6.1	4.6
Net Income	**0.5**	8.3	8.0	4.6

(billions of yen)

Summary of Financials and Other Major Business Information (Consolidated)	*as of the end of* Sep. 2006	Mar. 2006	Sep. 2005	Mar. 2005
Total Assets	**1,608.2**	1,593.1	1,542.9	1,667.0
Total Liabilities	**1,534.2**	1,516.1	1,469.4	1,602.3
Total Net Assets	**74.0**	76.9	73.4	64.7
Total Account Receivables	**1,329.1**	1,315.0	1,358.3	1,505.3
Total installment receivables	**604.7**	568.7	541.6	485.0
Credit card shopping (Sogo)	**39.4**	36.9	28.5	27.1
Installment shopping credit (Kohin)	**296.8**	253.8	243.6	214.2
Loan	**268.2**	277.7	266.7	240.4
Consumer loan	**253.3**	234.0	222.8	196.9
Cashing by credit card	**70.0**	66.3	64.5	57.9
Loan card	**133.7**	131.9	104.0	85.4
Other consumer loan	**49.5**	35.7	54.3	53.5
Other loan	**14.9**	43.6	43.8	43.4
Others	**0.1**	0.1	2.7	3.2
Credit guarantee receivables	**724.3**	746.3	816.7	1,020.3
Number of Merchants (thousands)	**897**	648	634	625
Total Available Cardholders (thousands) (non-consolidated)	**7,359**	6,841	6,263	5,734
Number of New Card Issuance (thousands) (non-consolidated)	**905**	891	887	834
Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) *	**204.3**	/	/	/
~15.0%	**0.9**	/	/	/
~18.0%	**32.9**	/	/	/
~20.0%	**15.2**	/	/	/
~25.0%	**52.7**	/	/	/
~29.2%	**102.4**	/	/	/
Cashing by credit card	**75.7**	/	/	/
Loan card	**128.5**	/	/	/
Credit Outstanding Per Account (thousand yen)	**371**	/	/	/
Cashing by credit card	**242**	/	/	/
Loan card	**541**	/	/	/

* This is a total of cashing by credit card / loan card outstanding (177.2 billion yen, non-consolidated, as of the end of Sep. 2006) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■Grey zone related:

In the six months ended Sep. 2006, APLUS incurred grey-zone related costs of 2.3 billion yen for future possible losses on reimbursements of excess interest payments. As of the end of Sep. 2006, the reserve amount stood at 2.4 billion yen.

[All figures presented in the following tables are based on Shinki' disclosed financials]

(Reference) Shinki Key Data

(billions of yen)

Summary of Income Statement (non-consolidated)			*for the six months ended* Sep. 30, 2006	*for the six months ended* Sep. 30, 2005	*for the fiscal year ended* Mar. 31, 2006	*for the fiscal year ended* Mar. 31, 2005
Operating Income			**23.0**	25.5	50.5	50.4
	Interest income		**12.5**	13.6	27.9	26.1
	Interest on subordinated investor certificate		**9.8**	11.0	21.1	22.8
	Others		**0.6**	0.7	1.3	1.4
Operating Expenses			**22.2**	20.6	43.7	42.1
	Financial expenses		**0.8**	1.0	1.9	3.2
	Other operating expenses		**21.4**	19.5	41.7	38.9
		Allowance for bad debts and write offs	**12.3**	8.9	20.0	19.6
		Others	**9.0**	10.6	21.7	19.2
Operating Profit			**0.7**	4.8	6.7	8.2
Ordinary Profit			**0.8**	4.9	6.8	8.0
Net Extraordinary Profit (Loss)			**(13.3)**	0.2	0.2	(0.1)
Net Income before Tax			**(12.4)**	5.1	7.0	7.9
Net Income			**(15.4)**	2.9	4.1	4.5

(billions of yen)

Summary of Financials and Other Major Business Information (non-consolidated)			*as of the end of* Sep. 2006	Mar. 2006	Sep. 2005	Mar. 2005
Total Assets			**171.9**	189.7	195.5	180.1
Total Liabilities			**120.1**	121.1	128.0	114.8
Total Net Assets			**51.8**	68.5	67.4	65.3
Loan Receivables Outstanding [(1)]			**187.5**	199.4	211.9	211.8
	Consumer loans		**130.0**	136.8	144.8	142.3
		Unsecured loans	**129.6**	136.3	144.2	141.6
		Secured loans	**0.4**	0.4	0.5	0.7
	Business loans		**57.5**	62.6	67.0	69.4
		Loans on deeds	**0.4**	0.6	0.9	1.3
		Noloan business	**56.9**	61.8	65.7	67.0
		Secured loans	**0.0**	0.1	0.3	1.0
Number of Branch Offices			**572**	610	568	475
Weighted Average Rate of Loan Interest Rate (%)			**27.18**	26.60	27.23	27.18
	Consumer loans		**27.59**	26.91	27.60	27.62
		Unsecured loans	**27.65**	26.97	27.67	27.70
		Secured loans	**11.07**	11.15	11.61	11.84
	Business loans		**26.24**	25.93	26.42	26.29
		Loans on deeds	**21.29**	21.26	22.21	22.25
		Noloan business	**26.30**	26.02	26.57	26.77
		Secured loans	**11.54**	9.68	9.19	7.39
Weighted Average Rate of Funding Rate (%)						
	During the fiscal year		**1.64**	1.82	1.96	2.71
	As of the end of the fiscal year		**1.68**	1.63	1.80	2.33

(1) Balance of loans include ones off-balanced through securitization program

■Grey zone related:

In the six months ended Sep. 2006, Shinki (non-consolidated basis) incurred grey-zone related costs of 14.8 billion yen for future possible losses on reimbursements of excess interest payments. (3.4 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Sep. 2006, the reserve amount stood at 17.2 billion yen.

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 15, 2006.

	New Position	Former Position
Norio Funayama	Statutory Executive Officer, GM of Office of Strategy Management	Statutory Executive Officer, GM of Corporate Strategy Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, November 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

Corporate Strategy Division becomes independent from Corporate Affairs Group and is transformed into the newly established Office of Strategy Management ("OSM") reporting directly to the President and CEO. OSM closely coordinates with each business groups and engages in corporate strategy planning, support and facilitation for all strategy management processes together with oversight and coordination function for subsidiaries and affiliates.

2. Effective Date

November 15, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Issuance of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Friday, November 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced plans to issue GBP-denominated step-up callable perpetual subordinated notes (the "Notes") outside Japan.

The Notes are expected to qualify as Tier II capital of Shinsei Bank.

1.	Issuer	:	Shinsei Bank, Limited
2.	Type of security	:	GBP-denominated step-up callable perpetual subordinated notes
3.	Issue amount	:	To be determined
4.	Maturity	:	Undated and accordingly no final maturity (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after a certain number of years, subject to the prior approval from the Financial Services Agency of Japan)
5.	Terms of issue	:	To be determined
6.	Method of offering	:	Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch a Christmas - New Year Campaign

Tokyo (Monday, November 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will run a Christmas and New Year Campaign from Monday, November 20, 2006 to Wednesday, January 31, 2007.

The campaign has two major elements to both attract new customers and to reward existing Shinsei customers.

1) For New Customers

"*Otameshi* (Trial) Yen Time Deposit" Campaign

Period: From Monday, November 20, 2006 to Wednesday, January 31, 2007

Eligible customers: New customers who open a *PowerFlex* account and invest in a short-term yen time-deposit

Handling channel: Shinsei Bank branches

Contents: During the campaign period, new customers who open a *PowerFlex* account are offered a special interest rate for yen time deposits of 3 million yen or more with a term of either 3 or 6 months.

	3-month Yen Time Deposit	6-month Yen Time Deposit
Applicable interest rate	**1.5% p.a. (1.2% p.a. after tax)**	**1.0% p.a. (0.8% p.a. after tax)**
Minimum deposit amount	3 million yen deposited at the Bank's counter	

* After the maturity date, the applicable interest rate will be the rate applicable to ordinary yen deposits which is quoted at the Bank's counter.
If the deposit amount is less than 3 million yen, the special interest rate will not apply. For such deposits, the applicable interest rates will be the usual interest rates for respective time deposits that are quoted at the Bank's counter.

2) For New and Existing Customers

"*Waku-Waku* Christmas and New Year Scratch" Campaign

Period: From Wednesday, November 22, 2006 to Wednesday, January 31, 2007

Eligible customers: Customers who invest 3 million yen or more in any of the products specified by Shinsei Bank (e.g. structured deposits, foreign currency deposits, and mutual funds).

Handling channel:	Shinsei Bank branches
Contents:	During the campaign period, a scratch card to win a gift coupon worth either 1,000 yen, 3,000 yen, 5,000 yen or a grand prize of a travel coupon worth 30,000 yen, is given to every customer who invests 3 million yen or more in products specified by Shinsei Bank (e.g. structured deposits, foreign currency deposits, mutual funds), and purchased from any Shinsei branch.

* In this campaign, one scratch card is given to the customer only once.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, November 21, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

In order to conduct business promotion in the Corporate Banking Business Sub-Group more effectively, the Priority Business Unit III and the Priority Business Unit IV shall be merged and renamed as the new "Priority Business Unit III.

2. Effective Date

November 21, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Thursday, November 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that it determined on November 29, 2006, the following terms and conditions for Shinsei Bank's issue outside Japan of GBP-denominated step-up callable perpetual subordinated notes.

1. Issuer	:	Shinsei Bank, Limited
2. Type of security	:	GBP-denominated step-up callable perpetual subordinated notes
3. Issue amount	:	GBP 400 million
4. Maturity	:	Undated and accordingly no final maturity date (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after 7 years, subject to the prior approval of the Financial Services Agency of Japan)
5. Interest rate	:	Fixed rate 5.625% semi-annually until December 2013 Floating rate after December 2013
6. Issue price	:	GBP 996.69 per security (par value GBP 1,000)
7. Method of offering	:	Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933
8. Closing date	:	December 6, 2006 (scheduled)

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Thursday, November 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that it determined on November 29, 2006, the following terms and conditions for Shinsei Bank's issue outside Japan of GBP-denominated step-up callable perpetual subordinated notes.

1. Issuer	:	Shinsei Bank, Limited
2. Type of security	:	GBP-denominated step-up callable perpetual subordinated notes
3. Issue amount	:	GBP 400 million
4. Maturity	:	Undated and accordingly no final maturity date (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after 7 years, subject to the prior approval of the Financial Services Agency of Japan)
5. Interest rate	:	Fixed rate 5.625% semi-annually until December 2013 Floating rate after December 2013
6. Issue price	:	GBP 996.69 per security (par value GBP 1,000)
7. Method of offering	:	Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933
8. Closing date	:	December 6, 2006 (scheduled)

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank to Offer "Shinsei UTI India Fund"

- To offer investment opportunities for Japanese investors from the largest mutual fund manager in India -

Tokyo (Monday, December 4, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, December 4, 2006, it would start offering an open-ended investment trust named Shinsei UTI India Fund which will be launched by Shinsei Investment Management Co., Ltd. ("SIM"), a wholly-owned subsidiary of Shinsei Bank. This fund is the first mutual fund based on a business alliance with UTI Asset Management Company Pvt. Ltd. ("UTI"), the largest mutual fund manager in India.

The initial offering period is Monday, December 4 through Tuesday, December 26, 2006. The inception date is Wednesday, December 27, 2006. Shinsei Bank will continue offering the Fund from Wednesday, December 27, 2006.

This fund invests mainly in Shinsei UTI India Fund (Mauritius) Limited, Class A investment securities (hereinafter "The investment fund"), a foreign investment corporation managed by the UTI Group, the largest mutual fund manager in India, and the Shinsei Short-Term Mother Fund managed by SIM. The investment fund, which invests mainly in Indian listed shares, will account for a larger portion of this fund.

In recent years, India maintained remarkable economic growth and is one of the countries that attract the most attention in the world. In particular, the following industries will likely lead the Indian economy in the future – the consumption industry, such as mobile phones and automobiles, which has rapidly expanded given a rising affluent population; the infrastructure industry (such as electricity, roads, railways), where growth has accelerated in line with the economic development; and the IT industry that develops globally with highly-skilled human resources.

With more than a 40-year history, UTI is the largest and oldest mutual fund manager in India (as of the end of September 2006). Unit Trust of India, its predecessor, was established in 1963 as the first mutual fund manager in India. UTI has an established reputation in full-scale research, and Shinsei Bank believes that it can provide Japanese customers with highly value-added investments through the fund.

The fund will satisfy the needs of customers who would like to expand their range of investments by anticipating further economic growth in India with a medium- and long-term viewpoint.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Outline of "Shinsei UTI India Fund"

Name	Shinsei UTI India Fund
Asset management company	Shinsei Investment Management Co., Ltd. ("SIM")
Product type	Japan domicile / Open-end securities investment trust / Fund of funds
Characteristics	1. Main substantial investment targets are listed shares on Indian stock exchanges. The fund aims at the growth of trust assets with a medium- and long-term viewpoint. 2. This fund invests mainly in the Mauritius-domiciled Shinsei UTI India Fund (Mauritius) Limited, Class A investment securities (hereinafter "The investment fund"), which invests mainly in Indian equities, and the Shinsei Short-Term Mother Fund, which invests mainly in Japanese short-term corporate and government bonds and Japanese money market instruments. The investment fund, which invests mainly in Indian listed shares, will account for a larger portion of this fund. 3. The investment fund will be managed by the UTI Group. 4. As a general rule, no foreign exchange hedging will be undertaken.
Benchmark	N/A * In the investment fund, the BSE 100 Index will be used as reference.
Initial offering period	From Monday, December 4, 2006 to Tuesday, December 26, 2006
Fund inception date	Wednesday, December 27, 2006
Subsequent offering period	Effective Wednesday, December 27, 2006
Trust period	Indefinite
Accounts settlement date	As a general rule, December 10 every year (When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day)
Trust fee	1.197% p.a. (1.14% p.a. before tax) on the total net assets * In addition to the above, a 0.8% p.a. fee for the investment fund and other expenses will be incurred.
Shinsei Bank's sales channel	Branches (Shinsei Financial Centers ,and selected Shinsei *BankSpots*), Internet banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

For details, please refer to the prospectus. You may find the prospectus at Shinsei Bank branch counters and through the Internet (Shinsei *PowerDirect*) in the initial offering period and thereafter (from Monday, December 4, 2006).

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Features Images from Mori Art Museum Exhibition on LED Screen at Omotesando Hills Financial Center

Tokyo (Thursday, December 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it is showing video footage from the Mori Art Museum's current video art exhibition, "Bill Viola: Hatsu-Yume (First Dream)," on the outside LED screen of the Omotesando Hills Financial Center from Tuesday, December 12, 2006 to Monday (National Holiday), January 8, 2007.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." The LED screen (1.9 m high x 7.6 m wide) at Omotesando Hills Financial Center is used to show art works to send out our "Color your life" message.

At present, "Bill Viola: Hatsu-Yume (First Dream)" is being held at the Mori Art Museum in Roppongi Hills (until Monday (National Holiday), January 8, 2007). To coincide with this exhibition, a promotional video, including a clip from one of the exhibits, Mr. Bill Viola's video art work "Five Angels for the Millennium," is being shown on the LED screen at Shinsei Bank's Omotesando Hills Financial Center.

Mr. Bill Viola stayed in Japan for a year and half in 1980-81. This time made a deep impression on him as he was exposed to Japanese culture, including "Zen" (a school of Buddhism) and "Noh" (Japanese traditional drama). "Bill Viola: Hatsu-Yume (First Dream)" is an expression of Mr. Viola's feelings for Japan, its culture and its people.

<u>Outline of the screening on the Omotesando Hills Financial Center LED Screen</u>

Place:	Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku Tokyo
Period:	Tuesday, December 12, 2006 through Monday (National Holiday), January 8, 2007
Hours:	10:00 – 22:00
Contents:	Images publicizing the exhibition "Bill Viola: Hatsu-Yume (First Dream)," including part of Mr. Bill Viola's work "Five Angels for the Millennium," are shown on the outside LED screen of the Omotesando Hills Financial Center. Images publicizing the exhibition are about three minutes each time.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

LED Screen Image of Omotesando Hills Financial Center (1.92 m high X 7.68 m wide)


新生銀行

* Images publicizing the exhibition of "Bill Viola: Hatsu-Yume (First Dream),": Supported by: A.R.T.

Bill Viola

Born in New York, 1951. Resides in California. Started making video art in the early 1970s. His first video tape work "Wild Horses" was made in 1972. Worked as an assistant to established video artists, such as Nam June Paik. First came to Japan in 1976, traveled around Japan in 1980 and stayed for 18 months on a cultural exchange fellowship. Did a residency at Sony in 1981, where he made "Hatsu-Yume." From 1992, he focused on making a series of works on the subject of life and death. Represented the United States at the Venice Biennale in 1995. In 1997, had a large-scale touring retrospective exhibition, organized by the Whitney Museum of American Art in New York. In 2003, the J. Paul Getty Museum in Los Angeles produced a solo exhibition, "The Passions," which toured internationally. In 2004, made a series of work for a new production of the opera, "Tristan und Isolde."

Mori Art Museum "Bill Viola: Hatsu-Yume (First Dream)"

Period: Saturday, October 14, 2006 through Monday (national holiday), January 8, 2007
Place: Mori Art Museum, Roppongi Hills Mori Tower 53F www.mori.art.museum

For inquiries, call the PR Department of the Mori Art Museum on 03-6406-6111



"Five Angels for the Millennium", 'Departing Angel' 2001
Video Sound Installation Photo: Kira Perov

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

24-Hour Banking Services throughout the Year-End and New Year Holidays

- Shinsei Bank ATMs, Internet Banking, Call Center -

Tokyo (Thursday, December 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM, internet banking and call center services will be available 24-hours-a-day during the entire year-end and New Year holidays as usual for Shinsei's *PowerFlex* account holders.

ATM services will be available for Shinsei's *PowerFlex* account holders at Shinsei Bank ATMs installed at branches throughout Japan, Tokyo Metro stations and Keikyu Station Banks. ATM services include deposits, withdrawals and balance inquiries and are all provided free of charge. Furthermore, the same free-of-charge services are available at 11,869 (as of today) Seven Bank ATMs installed at Seven-Eleven outlets operating 24 hours throughout the year.

To meet customer needs to be able to make transactions at any time they want, Shinsei Bank has been providing 24-hour-a-day 365-day-a-year ATM, internet banking and call center services since the launch of Shinsei's *PowerFlex* account in June 2001.

Shinsei Bank's services during the year-end and New Year holidays

	Available services	Operating hours
Shinsei Bank ATMs	Withdrawals, deposits, balance inquiries <free of charge>	
Internet banking (Shinsei *PowerDirect*)	Accepting applications (Yen and foreign currency deposits, investment trusts, stocks) Account information, remittances, accepting remittance applications*1, etc.	**24 hours*2**
Call Center (Shinsei *PowerCall*)	Accepting applications (Yen and foreign currency deposits, investment trusts, debentures) Account information, remittances, accepting remittance applications*1, request for materials, various changes to accountholder's information, inquiries, etc.	

1. Remittance applications which are accepted from 14:30 on December 29, 2006 to 24:00 January 3, 2007 will be processed on January 4, 2007 (the first business day of the New Year).
2. Except for a regular maintenance time of ATMs and Internet banking (Shinsei *PowerDirect*).
3. Please see appendix for further detail about ATM services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees for *PowerFlex* Cash Cardholders

ATM	Operating hours	Fees
・Shinsei Bank ATMs installed at branches ・Other Shinsei Bank ATMs ・Seven Bank ATMs installed at Seven-Eleven convenience stores	**24 hours***	Free
Shinsei Bank ATMs installed at Tokyo Metro Stations	**5:00～24:00***	
Keikyu Station Bank ATMs installed at Keihin Kyuko train stations	**6:00～24:00***	

* Please note that ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Provide Investment Trust Net Asset Value E-mail Alert Service

Tokyo (Tuesday, December 26, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will provide an Investment Trust NAV ("Net Asset Value") Alert Service via e-mail for PowerFlex account holders, effective Wednesday, December 27, 2006.

This free-of-charge service will automatically send an alert e-mail, informing customers when the NAV or Redemption NAV of their domestic investment trust has met levels pre-specified by them. Customers can receive these alerts at their mobile phone e-mail addresses. This service will enable customers to manage investment trusts more flexibly and actively.

Investment Trust NAV Alert Service

Service Launch Date	Wednesday, December 27, 2006
Available Condition	● Customer can request up to five NAV or Redemption NAV of domestic investment trust. * In principle, a NAV verification is conducted by Shinsei on business day. * Whenever the NAV or Redemption NAV reaches the pre-specified alert condition (for NAV, the same value or less, for Redemption NAV, the same or more), an alert e-mail will be sent to the registered e-mail address. * Once the alert e-mail is sent, the alert setting will be automatically terminated and deleted. * Where NAV or Redemption NAV does not reach a customer specified rate for six months, the alert setting will be invalid and the customer will be notified via e-mail.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

— Image of Investment Trust NAV ("Net Asset Value") Alert Service —

■■■
■■■【新生銀行】投資信託基準価額通知サービス
■■◇

いつも新生銀行のご利用ありがとうございます。

お客さまが新生パワーダイレクトで登録された通知条件に、
投資信託基準価額が達しましたのでご連絡いたします。
詳細な基準価額については、新生銀行ウェブサイトまたは新生パワーダイレクトにてご確認ください。

ご登録の条件
ファンド名：グローバル・ソブリン・オープン(毎月決算型)
通貨：JPY
基準価額／解約基準価額：基準価額
通知基準価額：7810

なおご指定のアラート条件は、今回のメールによりリセットされます。続けてご利用になる場合は、再度、新生パワーダイレクトにてご登録をお願いいたします。

※申し訳ございませんが電子メールでのご質問等は受け付けておりません。
メールでのご返信はご遠慮ください。

■■■
■■■【Shinsei Bank】Investment Trust NAV Alert
■■◇

Thank you for banking at Shinsei Bank.

The NAV reached the alert condition that you had registered through PowerDirect.
For details, please reconfirm NAV in the Web site or PowerDirect.

Your registered condition
Fund Name : Kokusai Global Sovereign Open (1M)
Fund Currency : JPY
NAV/Redemption NAV : NAV
Target Rate :7810

This NAV alert condition is now disabled. If you would like to be notified under the same or another condition, please login PowerDirect and set your condition once again.

*This is a machine generated notification. Please do not reply to this.

Shinsei Bank

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, December 21, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

The Healthcare Transactions Division ("HTD") will be created in the Corporate Business Solutions Sub-Group ("CBSSG") by transforming the Healthcare Team in the Advisory Sub-Group into the CBSSG. The HTD will aim to strengthen and expand healthcare businesses through co-working with divisions in CBSSG.

2. Effective Date

January 4, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit A-23



SHINSEI BANK

Interim Report 2006

Six Months Ended September 30, 2006

Better Banking

Focused

Business Line Ordinary Business Profit[1]



(Billions of yen)
40
30
20
10
0
33.0
27.8
4.0
33.3
25.7
0.1
9/2005
9/2006
Institutional banking
Consumer and commercial finance
Retail banking

Three Business Pillar Strategy

Shinsei Bank's focus on strengthening its long-term earnings power is reflected in its consistent growth in ordinary business profit (OBP). First-half fiscal year 2006 OBP totaled ¥62.8 billion.

Consolidated Total Equity[2] **and Total Capital Adequacy Ratio**



(Billions of yen)
(%)
1,200
900
600
300
0
24
18
12
6
0
786.6
820.6
855.3
1,010.7
11.78%
12.16%
15.53%
13.47%
3/2005
9/2005
3/2006
9/2006
Total equity
Total capital adequacy ratio

Strong



日盛金控 與 新生銀行
策略聯盟簽約儀式 暨 記者

Strategic partnership with Jih Sun Financial Holding Co., Ltd.



Nihombashi Financial Center

Summary of Events

2006	
April	Commenced offering *Shinsei PowerDirect Nenkin*, the first Japanese online annuity developed by Winterthur Swiss Life Insurance
May	Opened Omotesando Hills Financial Center
June	Opened Nihombashi Financial Center
	Launched non-yen cross currencies transactions via internet banking
July	Commenced to increase interest rates on *PowerFlex* yen savings deposit for individual customers
	Commenced to offer *Nihon-Jikara Yen Deposit* with interest rate linked to Nikkei 225 Index
	Commenced resolution of public funds
	Established Macquarie Shinsei Advisory Co., Ltd., a joint venture in Japan with Macquarie Bank, an international investment bank based in Australia
	Made a strategic investment in Jih Sun Financial Holding Co., Ltd., in Taiwan
August	Partially repaid public funds
October	Launched *Power Step Up Yokin*, yen time deposit
November	Partially canceled Shinsei Bank common shares held as treasury stock

Notes:
(1) On an operating-basis.
(2) Total equity as of September 30, 2006 includes minority interests in subsidiaries of ¥264.6 billion.

Creative


Consolidated Total Revenue[1] and Non-Interest Income
(Billions of yen)
(%)
69.3%
138.5
130.5
62.7%
90.4
86.8
9/2005
9/2006
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Efficient Capital for Growth

Underpinning Shinsei's fundamental business growth is a disciplined approach to managing capital efficiency. As at September 30, 2006, the consolidated total capital adequacy ratio was 13.47%. Tier I capital ratio was 8.31%.

Revenue Diversification

Flexibility, quality and innovation are fundamental components of the Shinsei approach. Shinsei has the ability to nimbly enter new markets and provide new services that customers want. Proactively developing these high-quality, value-added products has driven diversification of revenue. Non-interest income in the first half of fiscal year 2006 was 62.7% of consolidated total revenue.

Profile (Consolidated) (As of September 30, 2006)

Establishment	December 1952
Securities	¥ 1,771.7 billion
Loans and Bills Discounted	¥ 4,781.4 billion
Total Assets	¥10,433.6 billion
Deposits, including Negotiable Certificates of Deposit	¥ 4,945.7 billion
Debentures and Corporate Bonds	¥ 1,059.5 billion
Total Equity[2]	¥ 1,010.7 billion
Total Capital Adequacy Ratio	13.47%
Tier I Capital Ratio	8.31%
Number of Employees:	
Consolidated:	5,281
Non-Consolidated:	2,196
Branches: (Non-Consolidated)	
Domestic:	29 Branches, including Head Office; 9 Annexes
Overseas:	1 Branch; 1 Representative Office

Contents

Forward-Looking Statements

This interim report contains statements that constitute forward-looking statements. These statements appear in a number of places in this interim report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

Notes:
(1) On an operating-basis.
(2) Total equity as of September 30, 2006 includes minority interests in subsidiaries of ¥264.6 billion.

To Our Shareholders, Customers and Employees



Thierry Porté, President and CEO | Junji Sugiyama, Chairman

The current market environment is proving to be particularly challenging for the Japanese financial services industry. Reduced expectations regarding interest rate rises and strong competition for loans in a highly liquid market have kept loan margins tight. Volatility, particularly in the equity and foreign exchange markets, has dampened financial market activity at both the institutional and retail level. Regulatory changes, including the current "Grey Zone" interest rate issue, are also having impact on business performance as well as the outlook of sectors such as consumer finance.

Shinsei Bank is well positioned to face these challenges, as demonstrated by its results for the first half of fiscal year 2006, ended September 30, 2006, which have been close to original forecasts for this period. We have achieved this by maintaining a strong balance sheet and establishing three strategic business pillars that cover a wide scope of products, serve a full range of customer segments and are supported by robust risk management capability, advanced information technology (IT) and strong corporate governance.

We remain committed to building shareholder value by delivering sustainable long-term profitable growth based on continued expansion and the development of efficient, diversified and profitable business lines both organically and through selective acquisitions. We are also committed to providing clear and timely information to the market on our Bank's performance and results.

Fiscal Year 2006 Interim Results: Stability in Earnings through Diversification

For the first half of fiscal year 2006, ended September 30, 2006, consolidated total revenue was ¥138.5 billion, an increase of 6.1% over the first half of fiscal year 2005. General and administrative expenses increased ¥9.0 billion, to ¥75.7 billion, due to increased product and customer support required for further expansion of all three business pillars as well as expenses related to the newly acquired subsidiary, Zen-Nichi Shinpan Co., Ltd. This resulted in

an increase in the expense to revenue ratio from 51.1% to 54.7%.

Higher credit costs and Grey Zone interest-related provisions at APLUS Co., Ltd., and Shinki Co., Ltd., were partly offset by net credit recoveries in the Institutional Banking business. As a result, consolidated net income for the first half of fiscal year 2006 reached ¥38.8 billion, an increase of 3.1% compared to the same period the previous fiscal year. Excluding goodwill and other intangibles amortization, net of tax benefit, consolidated cash basis net income was ¥47.6 billion, compared to ¥50.5 billion for the first half of fiscal year 2005, reflecting a decline in the amortization of goodwill and other intangibles. Return on equity, on a fully diluted basis, was 9.7% and return on assets was 0.8%.

Asset quality improved further as Shinsei Bank's non-performing claims declined 38.9%, compared to March 31, 2006, totaling ¥25.9 billion, as of September 30, 2006. This represented 0.5% of total claims outstanding on a non-consolidated basis. The consolidated capital adequacy ratio stood at 13.5% and the Tier I capital ratio was 8.3%.

On July 31, 2006, the resolution of Shinsei Bank public funds commenced as the Japanese government converted a portion of its Shinsei preferred stock into common shares, and on August 17, 2006, Shinsei acquired 175.5 million of these converted common shares. At that time we announced that, although we would continue to maintain strong capital ratios and retain the financial flexibility to approach the capital markets to support our growth plans, we targeted a share count reduction of at least 5%–6% going forward. On November 16, 2006, we fulfilled this commitment to our shareholders by canceling 85 million of these shares. We have now achieved an aggregate share count reduction of 6.0%.

Diversified Growth Based on a Three Pillar Strategy

Shinsei Bank continues to expand and develop its coverage of a broad range of businesses and customer segments through its three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Institutional Banking is focused on offering a growing range of advanced and innovative investment and commercial banking services to institutional customers. Consumer and Commercial Finance provides a full range of products and services to small and medium-sized companies and individual customers. Retail Banking continues to grow its individual customer base by providing innovative products through convenient distribution channels.

Institutional Banking Business

Shinsei Bank has developed a successful hybrid banking model based on the functionality of a commercial bank and the innovativeness of an investment bank. In a highly competitive environment, we do not seek to grow market share by offering a full range of services to all customers. Instead, we focus on growing an increasingly loyal and profitable target customer base by providing solutions that meet specific needs and deliver clear value to our customer. We have continued to expand businesses that offer such good growth potential as wealth management, asset management and advisory services as well as selective investments overseas, to complement already well established core businesses such as non-recourse lending, credit trading and securitization.

During the period under review, the Bank made good progress in real estate finance, corporate loan portfolio growth and both the domestic and international credit trading business. On the other hand, securitization activities were limited by oversupply in the market, while volatility in the equity and fixed income markets challenged the capital market business. Shinsei is successfully leveraging its strong relationships with regional and local banks and is increasingly focused on developing business in the public sector. Macquarie Shinsei Advisory, our joint venture in Japan with Macquarie Group established in July 2006, is already identifying interesting opportunities as it focuses on providing advisory services relating to the acquisition and management of assets in infrastructure and related sectors.

Overseas, our non-performing loan (NPL) workout business in Germany is progressing successfully and our recent strategic investment in Jih Sun Financial Holding Co., Ltd., will soon allow Shinsei to leverage its expertise in risk management and IT development as well as in corporate and retail banking in Taiwan.



Consumer and Commercial Finance Business

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group, with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies.

The first half of fiscal year 2006 has been a challenging period for the Consumer and Commercial Finance business. The successful incorporation of APLUS and Showa Leasing Co., Ltd., firmly established Consumer and Commercial Finance as Shinsei Bank's third strategic business pillar. However, although Showa Leasing and the specialty property businesses posted positive results during the period under review, additional provision requirements following recent regulatory changes arising from the Grey Zone interest rate issue have affected the financial performance of our consumer finance related subsidiary APLUS and affiliate Shinki. Nevertheless, we believe that the skills and experience that Shinsei has acquired in the consumer and commercial finance markets should allow the Bank to take advantage of opportunities that major changes in this sector may provide in the future.

Retail Banking Business

Shinsei Bank's retail customer base continues to grow at a significant rate, reaching over 1.8 million accounts as of September 30, 2006. The success of this business will largely depend on how effectively we can develop a loyal and profitable customer base. We aim to achieve this by leveraging Shinsei Bank's customer-focused brand, offering attractive and innovative customer-centric products through convenient and efficient channels, and providing excellent customer service.

During the period under review, savings, time and structured deposits continued to grow steadily, but spread compression on structured deposits and weak demand for asset management products impacted revenue growth. The Bank continued to launch new products such as the *Power Step Up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly offered domestic investment trust that invests in emerging market fixed income securities. New branches were opened in Omotesando and Nihombashi, and the Bank also expanded its automated teller machine (ATM) network. In August 2006, Shinsei Bank was once again ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun (Nikkei) and in October 2006 was recognized as the "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia–Pacific region by the same publication.

A Different Kind of Bank

Although Japan's economic recovery appears to be gathering momentum, financial institutions face challenging times as competition intensifies, markets remain volatile and regulatory changes lead to the need for readjustments. Shinsei Bank is responding to these challenges by focusing on maintaining a strong and healthy balance sheet, applying rigorous but active risk management, improving operational efficiencies, and expanding and diversifying revenue streams while striving to be recognized and appreciated as a different kind of bank that is committed to generating value for all its stakeholders.

As always, we wish to thank our shareholders, customers and employees for their continued support and guidance.

December 2006

Thierry Porté
President and CEO

Junji Sugiyama
Chairman

Shinsei Vision and Values

Shinsei Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees, and our shareholders

Shinsei Values

Customer Focus
We provide unparalleled solutions with speed and agility based on our customers' evolving needs

Integrity
We demand uncompromising levels of integrity and transparency in all of our activities

Accountability
We are accountable for results, including the sound application of risk management, compliance, control, and customer protection

Teamwork
We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

Community
We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

Every action at Shinsei Bank is focused on strengthening a corporate culture that values and respects individual efforts and ideas, and connects people and resources to provide exceptional solutions to our customers. Speed and agility in execution are keys to our success—and must be matched by uncompromising integrity in everything we do. In anticipating and meeting the needs of our customers and stakeholders, we also realize our responsibilities for accountability, and strive for full transparency through sound application of risk management, compliance, control and customer protection initiatives that lead our industry.

We continue to work to ensure that each employee understands the Bank's vision and values—and is rewarded for actions that advance our efforts to better serve our customers. As the Bank's vision and values increasingly align employee actions, we see employees reaching beyond narrower career concerns to embrace broader Bank and customer interests. This clearly leads to more imaginative customer solutions and increasing productivity—accelerating our progress toward growing sustainable value for our customers, employees and shareholders.



Institutional Banking Business:
Developing a Unique Hybrid Banking Model

The Institutional Banking business has inherited a long history and reputation in the Japanese market which has resulted in the development of strong and deep relationships with institutional customers throughout Japan. In recent years, the Bank has leveraged its expertise in key areas of investment banking to provide a growing array of innovative solutions to this core constituency as well as to new customers. As a result, Shinsei Bank is now uniquely positioned in Japan as a hybrid bank with the functionality of a commercial bank and the innovativeness of an investment bank.

For the first half of fiscal year 2006, Shinsei Bank continued to realize the benefits of its initiative to merge the Group's relationship management teams with its product development and service teams. This structure has proven its utility over the past years and helped the Bank to more effectively deliver its expertise in securitization, credit trading, private equity, leveraged finance, non-recourse lending and M&A activities.

Loan Origination

To ensure profitability and asset quality, Shinsei Bank continues to price loans based on strict adherence to the credit standing of customers. In particular, by fully utilizing the Bank's advanced financial technologies and business knowledge, Shinsei Bank has expanded its financing methods to include non-recourse lending, project financing and leveraged lending.

In non-recourse lending, Shinsei Bank launched a program for fee-based senior care facilities. Also, by executing loans in cooperation with regional financial institutions, the Bank plans to expand the range of potential assets.

Securitization and Credit Trading

Shinsei Bank's securitization and credit trading operations are widely acclaimed for their quality and innovation. The Bank has put significant effort into these areas and introduced several approaches that are unique to the Japanese banking sector.

Shinsei Bank has become a leader in the Japanese securitization business by developing innovative structures and broadening target assets. The Group's subsidiaries, including Shinsei Securities Co., Ltd., play crucial roles in this important business area as the Bank focuses on building product offerings in capital markets and expanding its distribution to respond to demands from customers and investors.

Shinsei Servicing Company (Shinsei Servicer), the Bank's wholly owned subsidiary, has been upgraded in its ratings from Standard & Poor's and Fitch Ratings, and continues to provide high-quality service in a broad array of areas, ranging from servicing of non-performing loans to primary, back-up and special servicing for securitization schemes. Shinsei Bank intends to leverage the strong abilities of these subsidiaries to generate new assignments not only for its own credit trading and securitization projects but also for securitization projects originating outside the Group.

Asset Management Service

Based on the "Best-in-Class" concept for each asset/strategy, Shinsei Bank's asset management business focuses on leveraging the Bank's global relationships with leading European and U.S. asset management companies, such as Ramius Capital Group, LLC, BlueBay Asset Management Limited and Smith Breeden Associates, Inc., to deliver advanced, unique investment products to customers.

Shinsei Investment Management Co., Ltd. (SIM), a wholly owned investment trust and investment advisory subsidiary, has adopted a new business model as a "Manager's Manager." Through a rigorous process of identification, analysis and evaluation, SIM carefully selects investment products from a wide range of global and domestic products based on customer demand.

Corporate Revitalization Business

Shinsei Bank uses hands-on experience and know-how to proactively provide solutions that help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

Working with Others to Find Solutions

As part of Shinsei Bank's efforts to expand its reach in Japan and beyond, the Bank has formed alliances with a number of distinguished regional and global financial institutions.

Shinsei International Limited was established in May 2005 and is geared primarily to the needs of Japanese customers. Leveraging the Euromarket, Shinsei International structures and arranges securitization and structured financial products, which are Shinsei Bank Group's strengths. Shinsei International's products are distributed through Shinsei Securities.

Shinsei has a lot of experience in dealing with NPLs in its home market in Japan and is leveraging this expertise through partnerships with global leaders such as joint ventures with NORD/LB and WestLB in Germany and Woori F&I Co., Ltd., in South Korea.

In July 2006, we made an important strategic investment in Jih Sun Financial Holding Co., Ltd. (Jih Sun), in Taiwan. Through this investment, Shinsei has become a major investor and strategic partner to Jih Sun, enabling Jih Sun to leverage the knowledge that Shinsei has built since its inception.

These joint ventures and strategic partnerships are an indicative model under which Shinsei Bank's international strategy is taking shape.

In April 2006, the Bank reached an agreement with Macquarie Bank, an international investment bank based in Australia, to form a 50/50 joint venture in Japan and established Macquarie Shinsei Advisory Co., Ltd., in July. The joint venture will focus on advisory services relating to investment in the Japanese market which has substantial amount of public and private infrastructure.

Rakuten Mortgage Commenced Online Housing Loan Services

Rakuten Mortgage Co., Ltd., a joint venture with Rakuten, Inc., began operations in October 2006. The Company will initially provide the Flat 35*, in alliance with the Government Housing Loan Corporation (GHLC). For increased convenience, customers will be able to apply online for the loan without having to visit a branch in person. The Company plans to offer innovative housing loan products and services to meet a variety of customer needs.

*Flat 35: A long-term fixed rate mortgage that the Government Housing Loan Corporation ("GHLC") provides in alliance with private banks.


誕生
楽天の
住宅ローン
Rakuten Mortgage web site



Consumer and Commercial Finance Business:
Focusing on Efficiency and Profitability in a Challenging Environment

The Consumer and Commercial Finance business serves three markets: consumer finance, commercial finance and specialty property finance for both consumers and small businesses. Shinsei Bank has been acquiring and integrating into its service lines a number of "non-bank" subsidiaries and affiliates that provide products and services to these markets. However, this is not just an aggregation of subsidiaries and affiliates, but rather an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary. In this way, the Bank can leverage the same core competencies already proven effective at Shinsei's retail and institutional banking businesses.

The first half of fiscal 2006 has been a challenging period for the Consumer and Commercial Finance business. The successful incorporation of APLUS Co., Ltd., and Showa Leasing Co., Ltd., have firmly established Consumer and Commercial Finance as Shinsei Bank's third strategic business pillar. However, the challenges surrounding the Japanese consumer finance sector, arising from the recent Grey Zone debate, highlights the importance of following a clear strategy based on the development of efficient business platforms, diversification of business and revenue sources and a clear focus on profitability. The skills and experience that Shinsei has acquired in the consumer and commercial finance markets should allow the Bank to take advantage of opportunities that major changes in this sector may provide in the future.

Consumer Finance

Shinsei Bank's consumer finance solutions are offered through a subsidiary, APLUS, and an affiliate, Shinki Co., Ltd.

APLUS

APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals through merchant partners.

Following its incorporation into Shinsei Bank, APLUS has lowered its funding costs through improved credit ratings and is focusing on improving operational efficiency and enhancing and diversifying its revenue base. APLUS is also looking for opportunities to expand its business through M&As such as that with Zen-Nichi Shinpan Co., Ltd., headquartered in Okayama Prefecture, to enhance its regional market presence.

Installment Sales Credit:

APLUS provides credit to customers who wish to make installment purchases through a nationwide network of merchants. APLUS's share of the installment sales credit market in Japan is approximately 10%. Automobile financing is the largest component of this business and includes tie-ups with important merchants such as BMW Japan Finance Corp. To realize operational synergies, in April 2006 Shinsei Sales Finance Co., Ltd., a 100% installment sales credit subsidiary of Shinsei Bank, was fully integrated into APLUS.

Credit Cards:

APLUS also extends credit to consumers through credit cards. As of September 30, 2006, APLUS had over 6.6 million credit card customers. APLUS extends credit mainly through credit cards issued by APLUS on behalf of partner merchants, such as The Hanshin Department Store, Ltd., T CARD & MARKETING Co., Ltd., a wholly owned subsidiary of Culture Convenience Club Co., Ltd.—which runs the TSUTAYA entertainment rental franchise store chain.

Loan Cards:

APLUS provides unsecured consumer finance credit through loan cards to its existing customer base. As of September 30, 2006, APLUS had over 780,000 loan cards outstanding with a total balance of ¥130 billion.



Loan Guarantees:
In addition to providing financing, APLUS also extends credit in the form of guarantees, mainly on installment sales credit provided by other lenders to customer of APLUS's partner merchants. As of September 30, 2006, the total balance of such guarantees was ¥724.3 billion.
Billing Settlement Services:
APLUS provides billing settlement services to their partner merchants, ensuring rapid and low-cost collection as one of their solutions.

Shinki
Shinki, a 36.4% owned equity-method affiliate, offers unique "No Loan" brand consumer loans to individuals, and newly introduced Owners' Select Card to small and medium-sized enterprise (SME) owners. Shinki has focused on enhancing efficiency through greater centralization of its operations and closed all nine of its staffed branches by the end of September 2006, intending to process the bulk of its loans via automated application machines and through the internet.

Commercial Finance
Shinsei's commercial finance business is carried out by Showa Leasing and Shinsei Business Finance Co., Ltd.

Showa Leasing
Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Showa Leasing's sales representatives provide leasing and installment sales to mainly small to mid-sized business customers and various dealer partners. As of September 30, 2006, Showa Leasing had on its balance sheet total assets of ¥541.7 billion, including ¥304.2 billion of leasing assets and ¥161.3 billion of installment payments receivable on a non-consolidated basis.

Showa Leasing was also able to lower its funding costs upon joining the Shinsei Bank Group as its balance sheet was cleared of non-core and underperforming assets, which led to an upgrade in its credit ratings. Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with the Resona Group as well as growing its relationships with other business origination partners, thereby providing Shinsei Bank with a platform for future acquisitions in this business area.

Showa Leasing is also focused on improving profitability by reducing operating expenses and enhancing and diversifying revenue streams. Referral and cross-sales activity with other areas of Shinsei Bank continued to grow during the first half of fiscal 2006.

Shinsei Business Finance
Shinsei Business Finance, a joint venture between Shinsei and Nissin Co., Ltd. (currently NIS Group Co., Ltd.), combines the Bank's corporate analysis capabilities and Nissin's extensive market experience to create and provide products that meet the funding needs of the customer segment that falls between those normally served by banks and consumer loan providers. To enhance synergies between the two subsidiaries, a 75% stake of Shinsei Business Finance was sold to Showa Leasing on October 2, 2006.

Shinsei Business Finance had ¥10.5 billion in total assets as of September 30, 2006.

Specialty Property Finance
Shinsei Bank is active in specialty property business through two group companies, Shinsei Property Finance Co., Ltd., and Life Housing Loan Co., Ltd.

Shinsei Property Finance
Shinsei Property Finance provides real estate secured loans and other finance solutions to real estate developers, SMEs and individuals. Shinsei Property Finance had ¥53.1 billion in total assets as of September 30, 2006.

Life Housing Loan
Life Housing Loan provides housing loans to individuals, including employees of SMEs, the self-employed and foreigners, with satisfactory credit profiles who otherwise would not qualify for standard bank loans. Life Housing Loan had ¥92.4 billion in total assets as of September 30, 2006.



Retail Banking Business:
Empowering the Customer

Since the launch in June 2001 of Shinsei Bank's Retail Banking business, the Bank's retail customer base has expanded rapidly, reaching over 1.8 million accounts as of September 30, 2006.

Customers have been drawn to Shinsei Bank's innovative customer-focused value proposition and efficient and convenient delivery channels. The Bank is now widely regarded as a trendsetter in terms of products and services as well as branch and Internet banking innovation. We are striving to deepen relationships with our customers by continually working to understand their needs to deliver the kind of experience that will lead to enhanced customer satisfaction, enduring customer loyalty and increased customer profitability.

SHARE: Getting Closer to Our Customers

Shinsei Bank offers reliable, professional and personalized consultation services that customers can trust. The Bank not only wants to understand its customers' individual financial needs but also share in the development of their financial plans for the future. Shinsei continues to expand its physical channel network in innovative ways not only to improve customer convenience but also to enable more customers to share and enjoy the Shinsei banking experience.

CARE: Integrity and Accountability to Respond to Customer Needs

For customers who live outside of the Shinsei Bank branch network, the Bank offers an efficient remote channel network via *PowerDirect* (internet banking) and *PowerCall* (telephone banking).

Online Securities Brokerage Agent Service: Shinsei Bank offers Rakuten Securities' online brokerage service through the *PowerDirect* portal, allowing customers to trade stocks seamlessly

Comprehensive *PowerFlex* Account

The greatest advantage of the comprehensive *PowerFlex* account is that customers can manage various products and services from a single, easily accessible source and conduct transactions any time they wish by ATM, *PowerCall* (telephone banking) or *PowerDirect* (internet) 24 hours a day, seven days a week. Shinsei Bank customers also greatly appreciate the free ATM and international cash services that allow them to withdraw funds overseas in local currencies. As of the end of September 2006, the number of accounts with Shinsei Bank has surpassed 1.8 million, contributing to the *PowerFlex* account's robust growth.

***PowerSmart* Housing Loan**

PowerSmart, an entirely new type of housing loan, meets our customers' needs with its flexible prepayment and reborrowing features and low interest rates. Customers can automatically prepay the loan without penalty from the excess amount over the preset balance in their ordinary deposit account. They can also reborrow, through ATMs, up to the original amortization schedule. With such unique features, *PowerSmart* has reached a total balance of ¥470 billion since inception. Most recently, we have significantly expanded sales efforts within Shinsei Financial Centers (SFCs) to enhance the customer experience.

Balance of *PowerSmart* Housing Loans and Number of Customers


(Billions of yen)
(Thousands of customers)
500
400
300
200
100
0
25
20
15
10
5
0
3/2004
3/2005
3/2006
9/2006
Balance of PowerSmart housing loans
Number of customers



from *PowerDirect* and transfer money to a brokerage account online.

Online Annuity Product Service:
In a joint venture with Winterthur Swiss Life Insurance Co., Ltd, the Bank also launched Shinsei *PowerDirect Nenkin*, a variable annuity product via the internet, the first time such a product has been offered online.

For Customers' Safety:
PowerYokin is a new type of yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits, but offers greater security against fraudulent ATM cash withdrawals, all whilst earning a better interest rate.

From September 2006, Shinsei Bank decreased the default withdrawal limit for domestic ATMs to ¥500,000 per day to enhance customer account safety. From October 2006, the Bank also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Furthermore, we provide easy-to-understand security information at our web site's "Security Center."

IDEA-FULL: Teamwork to Develop and Offer Innovative, Convenient and Useful Products and Services
Shinsei Bank has been offering new and innovative products to the market.

Power Step Up Yokin:
Effective October 2006, Shinsei Bank has been offering *Power Step Up Yokin* (an extendable yen time deposit with a term of up to 10 years). The initial term of *Power Step Up Yokin* is three years. Every year after the initial three-year period, Shinsei Bank has the option to extend the term by one year. If Shinsei Bank decides not to extend the deposit term, the deposit matures. Cancellation before maturity is not permitted. This deposit is ideal for customers looking for middle- to long-term investments.

Emerging Currency Bond Fund (one month):
Effective June 2006, Shinsei Bank has been offering the Emerging Currency Bond Fund, the first publicly-offered, domestic investment trust. Its main investment targets are emerging market fixed-income securities which are denominated in local currencies. This is the first investment trust offered to retail investors by SIM.

WAKUWAKU: Community to Make Our Customers' Lives Colorful
WAKUWAKU ("Exhilarating!") is a key ingredient of the "Color your life" concept. As part of the concept, the bank now offers customers a choice of 32 color cash cards. Launched in June 2005, this example of customer focused innovation was the winner of a prestigious design award—the first such award given to a financial institution.



32 Color Cash Cards

No. 1 in the Nikkei Financial Institutions Ranking by Nihon Keizai Shimbun for the Third Consecutive Year
Shinsei Bank has been ranked No. 1 in customer satisfaction for the third year in a row, based on the results of a Nihon Keizai Shimbun survey conducted in August 2006. Shinsei Bank was ranked No. 1 by various customer groups such as those aged 20–50, female customers and those classified as wealthy. In addition, Shinsei Bank was ranked No. 1 on the attribute of providing "detailed and kind explanation," once again reflecting the focus that the Bank has on customer service.

Shinsei Gives Back:
Contributing to Social and Cultural Programs


SON Summer National Games in Kumamoto

Shinsei Bank is committed to supporting organizations and activities that promote social and cultural progress.

Special Olympics Nippon

Shinsei Bank supports the Special Olympics Nippon ("SON"), the Japanese program of the international sports organization Special Olympics, which provides year-round sports training and athletic competition to those with intellectual disabilities.

Thirty-five people from the Bank participated in the SON Summer National Games in Kumamoto held in November 2006 as volunteers. Prior to this, an "Athlete send-off party" for SON Tokyo athletes competing in the National Games was held at the head office building of Shinsei Bank in September, 2006.

Shinsei Bank has been expanding community level activities, such as the Sports Experience Caravan held in Nagoya, Sendai, Tokushima, and Kumamoto, with Shinsei employees working in each of these regions participating as volunteers in the event.

PlaNet Finance Japan

Since 2005, Shinsei Bank has supported the launch and development of PlaNet Finance Japan, a specified non-profit organization which obtained a certification from the Tokyo Metropolitan Government in July 2006. PlaNet Finance Japan's main objective is to mobilize Japan's human, technological and financial resources in support of the global microfinance movement. Its activities include awareness raising and education about microfinance to stakeholders in Japan and the development and implementation of microfinance projects in developing countries with the support of partners from Japan's public and private sectors. Microfinance, the provision of small-scale financial services such as loans and savings to the poor, has become a mainstream tool for alleviating poverty, and was recognized as such with the awarding of the Nobel Peace Prize in October 2006 to microfinance's pioneer, Dr. Muhammad Yunus. Shinsei Bank will continue to support the growth and development of PlaNet Finance Japan as it seeks to fulfill its goals.


Run for the Cure 2006

FIT for Charity Run 2006

In May 2006, the charity walk and run event FIT for Charity Run 2006 was held around the Imperial Palace. A total of 98 people from Shinsei Bank participated in this event. This was planned by foreign-affiliated financial institutions with the purpose of demonstrating the industry's commitment to the community in which we live and work. Funds raised through this event were donated to different charity organizations.

Shinsei Bank sponsored this event and also contributed a 100% matching donation for each Shinsei Bank staff that participated in the event.

Vietnam Exhibition

In October, 2006, the "Vietnam Exhibition—Art of Ethnic Minority Rituals in the Northern Region," hosted by the non-profit organization (NPO) Dong Song Today Foundation, was held at the head office building, where approximately 300 paintings (owned by Ohio State University) were exhibited focusing on the culture of ethnic minorities living in the northern region of Vietnam. Shinsei Bank offered the use of its facilities as part of its social and cultural contribution activities.

Run for the Cure 2006

A total of 107 people from the Bank participated in the charity walk and run event "Run for the Cure 2006," which was held in October 2006 to enhance breast cancer awareness, research and education.

Approximately 800 people participated in the event, which was sponsored by the Run for the Cure Foundation, an organization that funds breast cancer education and awareness programs throughout Japan. Shinsei Bank made a matching donation to the Foundation, equivalent to the total of Shinsei Bank staff entry fees.

inancial Section

he following discussion should be read in conjunction with our consolidated and on-consolidated financial statements prepared in accordance with generally ccepted accounting principles in Japan ("Japanese GAAP") for banks, including e notes to those financial statements, included elsewhere in this interim report. xcept as otherwise indicated, the financial information in the following discuson is based on our consolidated financial statements.

In this section, except where the context indicates otherwise, "we" or "our" eans Shinsei Bank, Limited, and its subsidiaries and affiliates accounted for by e equity method, and "Shinsei" or "the Bank" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have een truncated. All percentages have been rounded to the nearest 0.1%.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

For the Six Months Ended September 30, 2006

(All figures compared to six months ended September 30, 2005)

- Total revenue grew ¥7.9 billion or 6.1% to ¥138.3 billion
- Net income increased 3.1% to ¥38.8 billion; Cash basis net income was ¥47.6 billion, declined ¥2.9 billion from a year ago
  - Cash basis diluted net income per share of ¥23.96
  - Expense–revenue ratio of 54.9% as compared to 51.4% a year ago
- Return on assets of 0.8%; Cash basis return on assets of 1.0%
- Return on equity (fully diluted) of 9.7%; Cash basis return on equity of 11.9%
- Return on tangible equity of 17.7%
- Total capital adequacy ratio of 13.5%
- Non-performing loans (non-consolidated) decreased ¥20.0 billion to ¥25.9 billion, representing 0.5% of total claims outstanding
- Interim common dividend of ¥1.66 per share, as compared to ¥1.48 per share a year ago

Significant Events

Strategic Investment in Jih Sun Financial Holding of Taiwan

On July 21, 2006, Shinsei made a NT$11.3 billion investment in newly-issued common shares and Tier I qualifying non-cumulative convertible preferred shares representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding Co., Ltd., or Jih Sun. Jih Sun is a Taiwanese financial holding company with subsidiaries offering a full array of banking and brokerage products and services in Taiwan. We expect our investment and expertise to help Jih Sun strengthen its capital base and expand its operations. Jih Sun will be reflected in our consolidated statements of income as an equity-method affiliate commencing in the second half of the current fiscal year. As of March 31, 2006, Jih Sun had total consolidated assets of NT$345.7 billion.

Capital Strategy

In 2006, we engaged in a number of transactions to strengthen our capital ratios in a cost effective matter.

In February 2006, we issued $775.0 million of step-up non-cumulative perpetual preferred securities (treated as hybrid Tier I capital) and €1.0 billion of step-up callable subordinated notes (treated as lower Tier II capital). The initial dividend on the preferred securities is 6.418%. The step-up callable subordinated notes bear interest at a fixed rate of 3.75% for five years. In March 2006, we issued an additional $700.0 million of non-step-up non-cumulative perpetual preferred securities. The initial dividend on such non-step-up perpetual preferred securities is 7.16%.

On July 31, 2006, we announced that the Deposit Insurance Corporation (DIC) had accepted our proposal for the Resolution and Collection Corporation (RCC) to dispose of its holdings of our common shares through a market transaction, following our request to convert 300 million shares of our Series 3 Class B preferred shares into 200,033,338 of our common shares. A revised conversion price of ¥735.0 was applied effective August 1, 2006 to our remaining 300 million Series 3 Class B preferred shares. On August 17, 2006, the RCC disposed of the 200,033,338 common shares and we purchased 175,466,000 of such shares through the ToSTNeT-2 facility of the Tokyo Stock Exchange for aggregate consideration of ¥132.1 billion. The remaining balance of the shares was purchased by third party investors. On November 16, 2006, we cancelled 85 million of the common shares we then held as treasury stock.

During the six months ended September 30, 2006, we also repaid approximately ¥108.9 billion of our outstanding upper Tier II subordinated debt and bonds.

Selected Financial Data (Consolidated)

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of or for the six months ended September 30, 2006 and 2005, and as of or for the fiscal year ended March 31, 2006

	Billions of yen (except per share data and percentages)		
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)
Income statement data:			
Net interest income	¥ **51.7**	¥ 40.1	¥ 82.2
Net fees and commissions	**22.2**	23.4	45.4
Net trading income	**11.2**	12.7	27.5
Net other business income	**53.1**	54.0	118.0
Total revenue	**138.3**	130.4	273.4
General and administrative expenses	**75.9**	67.0	136.5
Amortization of goodwill and other intangibles	**10.5**	14.6	29.4
Total general and administrative expenses	**86.4**	81.6	166.0
Net credit costs	**5.2**	14.5	30.1
Other gains (losses), net	**0.6**	1.6	(3.4)
Income before income taxes and minority interests	**47.2**	35.8	73.7
Income tax (benefit):			
Current	**1.3**	1.7	3.7
Deferred	**(1.2)**	(4.8)	(11.4)
Minority interests in net income of subsidiaries	**8.2**	1.2	5.2
Net income	¥ **38.8**	¥ 37.7	¥ 76.0
Balance sheet data:			
Trading assets	¥ **423.4**	¥ 119.8	¥ 193.5
Securities	**1,771.7**	1,678.2	1,494.4
Loans and bills discounted	**4,781.4**	3,828.0	4,087.5
Customers' liabilities for acceptances and guarantees	**789.4**	1,002.4	813.4
Reserve for credit losses	**(133.8)**	(155.9)	(144.8)
Total assets[1]	**10,433.6**	9,142.7	9,405.0
Deposits, including negotiable certificates of deposit	**4,945.7**	3,964.3	4,071.7
Debentures	**758.8**	1,181.7	1,018.9
Trading liabilities	**106.6**	80.0	149.9
Borrowed money	**1,213.9**	1,166.9	1,205.7
Acceptances and guarantees	**789.4**	1,002.4	813.4
Total liabilities	**9,422.9**	8,261.6	8,287.8
Minority interests in subsidiaries[2]	**—**	60.4	261.8
Capital stock	**451.2**	451.2	451.2
Total shareholders' equity	**—**	820.6	855.3
Total equity[1][2]	**1,010.7**	—	—
Total liabilities and equity	**¥10,433.6**	¥9,142.7	¥9,405.0
Per share data (in yen):			
Common equity[3]	¥ **383.20**	¥ 354.68	¥ 380.20
Fully diluted equity[3][4]	**411.58**	404.66	421.62
Basic net income	**27.19**	26.33	53.16
Diluted net income	**19.54**	18.71	37.75
Capital adequacy data:			
Tier I capital ratio	**8.31%**	7.47%	10.27%
Total capital adequacy ratio	**13.47%**	12.16%	15.53%
Average balance data:			
Securities	¥ **1,605.9**	¥1,698.5	¥1,721.4
Loans and bills discounted	**4,304.8**	3,576.5	3,730.7
Total assets	**9,919.3**	8,859.5	8,990.6
Interest-bearing liabilities	**7,219.6**	6,192.4	6,418.3
Total liabilities	**8,855.3**	7,997.4	8,011.8
Total liabilities and minority interests in subsidiaries	**—**	8,055.8	8,169.6
Shareholders' equity	**—**	803.6	821.0
Total equity	**1,058.2**	—	—

	Billions of yen (except percentages)		
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)
Other data:			
Return on assets	**0.8%**	0.8%	0.8%
Return on equity (fully diluted)[3]	**9.7%**	9.4%	9.3%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	**52.5%**	48.0%	49.1%
Net interest margin	**1.6%**	1.9%	1.4%
Expense–revenue ratio[5]	**54.9%**	51.4%	50.0%
Non-performing claims, non-consolidated	**¥25.9**	¥46.0	¥42.5
Ratio of non-performing claims to total claims, non-consolidated	**0.5%**	1.2%	1.0%
Net deferred tax assets	**¥16.9**	¥9.2	¥16.3
Net deferred tax assets as a percentage of Tier I capital	**2.6%**	1.8%	2.2%

Notes:
(1) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ) as of September 30, 2006, ¥3.9 billion of deferred loss on derivatives accounted for under hedge accounting is deducted from total equity. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(2) As required by a new accounting standard published by the ASBJ, as of September 30, 2006, ¥264.6 billion of minority interests in subsidiaries is classified as equity. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(3) Stock acquisition rights and minority interests are excluded from equity.
(4) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(5) The expense–revenue ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

We recorded amortization of goodwill and other intangibles, net of tax benefit, of ¥8.7 billion associated with the acquisitions of consumer and commercial finance companies, in the six months ended September 30, 2006. To provide greater transparency and understanding of our underlying performance, we disclose cash basis net income, which excludes the amortization of goodwill and other intangibles, net of tax benefit, in our earnings announcements. Our cash basis net income for the six months ended September 30, 2006 was ¥47.6 billion, as compared to cash basis net income of ¥50.5 billion for the same period prior year. A reconciliation of various earnings measures from our results reported under Japanese GAAP to a cash basis is given below.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures
Shinsei Bank, Limited, and Consolidated Subsidiaries

For the first half of fiscal year 2006 ended September 30, 2006	Billions of yen (except per share data and percentages)
Amortization of goodwill and other intangibles	
Amortization of intangible assets	**¥ 4.2**
Associated deferred tax liability	**(1.7)**
Amortization of goodwill	**6.2**
Total amortization of goodwill and other intangibles, net of tax benefit	**¥ 8.7**
Reconciliation of net income to cash basis net income	
Net income	**¥38.8**
Amortization of goodwill and other intangibles, net of tax benefit	**8.7**
Cash basis net income	**¥47.6**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**¥27.19**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**6.35**
Cash basis basic net income per share	**¥33.55**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**¥19.54**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**4.42**
Cash basis fully diluted net income per share	**¥23.96**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8%**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**0.2**
Cash basis return on assets	**1.0%**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.7%**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**2.2**
Cash basis return on equity (fully diluted)	**11.9%**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.7%**
Effect of goodwill and other intangibles[1]	**8.0**
Return on tangible equity (fully diluted)	**17.7%**

Note:
(1) Net income excludes amortization of goodwill and other intangibles, net of tax benefit. Average equity excludes goodwill and other intangibles, net of associated deferred tax liability.

Results of Operations

Six-Month Period Ended September 30, 2006 Compared with Six-Month Period Ended September 30, 2005

Overview

For the six months ended September 30, 2006, total revenue was ¥138.3 billion, an increase of ¥7.9 billion or 6.1% as compared to the same period in the previous fiscal year.

Net interest income grew ¥11.6 billion, or 28.9%, to ¥51.7 billion due partly to an increase in interest-earning assets in all three strategic pillars; Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking, as well as to an increase in net yield on interest-earning assets. Non-interest income, consisting of net fees and commissions, net trading income and net other business income, declined ¥3.6 billion, or 4.0%, to ¥86.6 billion. The primary factor causing a decline in our non-interest income was our equity in the non-consolidated net loss of Shinsei Bank's equity-method affiliate, Shinki. Shinki incurred a non-consolidated net loss of ¥15.4 billion, and our equity in such loss was ¥5.3 billion, net of consolidation adjustments, which is included in our net other business income. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and related loan losses.

Our general and administrative expenses for the six months ended September 30, 2006 were ¥75.9 billion, an increase of ¥8.9 billion, or 13.3%, as compared to the same period in the previous fiscal year. The increase is due mainly to increased product and customer support required for business expansion in all three of our business pillars as well as to additional expenses related to our newly acquired consumer finance company, Zen-Nichi Shinpan.

Our net credit costs were ¥5.2 billion for the six months ended September 30, 2006, as compared to ¥14.5 billion for the same period in the previous fiscal year. The decline in net credit costs was attributable mainly to net credit recoveries in Shinsei Bank of ¥11.9 billion, resulting primarily from improvement in the credit ratings of several obligors. This was offset in part by higher credit provisions in APLUS primarily relating to delays in portfolio collections.

Our results of operations for the six months ended September 30, 2006 were affected by provisions made by APLUS and Shinki for future possible losses on reimbursements of excess interest payments and loan losses in response to the release on October 13, 2006, by the Japan Institute of Certified Public Accountants (JICPA) of "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments." These guidelines stipulate that consumer finance companies make certain provisions as of September 30, 2006, for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred other related costs of ¥2.3 billion, of which ¥1.5 billion is included in our other gains, net, and ¥0.7 billion is included in net credit costs. Shinki made substantial provisions and incurred other related costs as discussed above, but since Shinki is not our consolidated subsidiary its provisions affect our consolidated income statement only indirectly, through equity-method accounting.

Our non-performing loans (NPL) under the Financial Revitalization Law as of September 30, 2006, declined to ¥25.9 billion, a reduction of ¥16.5 billion, or 38.9%, as compared to the NPL balance at March 31, 2006. The NPL balance now represents 0.5% of total non-consolidated claims outstanding.

Our Tier I ratio and total capital adequacy ratio stood at 8.3% and 13.5% respectively as of September 30, 2006. Our, net deferred tax assets, the difference between deferred tax assets and deferred tax liabilities, constituted 2.6% of Tier I capital.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	Six months ended September 30, 2006			Six months ended September 30, 2005[4]		
	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
Interest-earning assets:						
Loans and bills discounted	**¥4,304.8**	**¥ 59.2**	**2.74%**	¥3,576.5	¥50.8	2.83%
Leased assets and installment receivables	**838.0**	**25.5**	**6.09**	781.4	23.6	6.04
Securities	**1,605.9**	**16.8**	**2.09**	1,698.5	8.3	0.98
Other interest-earning assets[1][2]	**672.7**	**6.8**	**n.m.**	356.8	2.1	n.m.
Total revenue on interest-earning assets	**¥7,421.6**	**¥108.5**	**2.92%**	¥6,413.3	¥84.9	2.64%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	**¥4,472.7**	**¥ 13.6**	**0.61%**	¥3,548.5	¥ 8.0	0.45%
Debentures	**871.0**	**1.5**	**0.36**	1,198.9	2.6	0.44
Subordinated debt	**360.9**	**3.5**	**1.99**	251.6	3.0	2.41
Borrowed money and corporate bonds	**1,127.2**	**5.3**	**0.94**	967.3	6.5	1.36
Other interest-bearing liabilities[1]	**387.5**	**7.0**	**n.m.**	225.8	0.8	n.m.
Total expense on interest-bearing liabilities	**¥7,219.6**	**¥ 31.2**	**0.86%**	¥6,192.4	¥21.2	0.68%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	**¥ (598.7)**	**—**	**—**	¥ (582.7)	—	—
Total equity[3]	**800.7**	**—**	**—**	803.6	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	**¥7,421.6**	**—**	**—**	¥6,413.3	—	—
Net interest margin	**—**	**—**	**2.05%**	—	—	1.96%
Impact of non-interest-bearing sources	**—**	**—**	**0.02**	—	—	0.02
Net revenue on interest-earning assets/yield on interest-earning assets	**—**	**¥ 77.3**	**2.08%**	—	¥ 63.7	1.98%

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	**¥7,421.6**	**¥108.5**	**2.92%**	¥6,413.3	¥ 84.9	2.64%
Less: Income on leased assets and installment receivables	**838.0**	**25.5**	**6.09**	781.4	23.6	6.04
Total interest income	**¥6,583.5**	**¥ 82.9**	**2.51%**	¥5,631.9	¥ 61.3	2.17%
Total interest expenses	**—**	**31.2**	**—**	—	21.2	—
Net interest income	**—**	**¥ 51.7**	**—**	—	¥ 40.1	—

Notes:
(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.
(2) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.
(3) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period (excludes minority interests).
(4) Prior period reporting has been restated to be consistent with current reporting format.

Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)

	Billions of yen		
	From the six months ended September 30, 2005 to the six months ended September 30, 2006		
	Due to change in[1]		
	Volume	Rate	Net change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥10.3	¥(1.9)	¥ 8.4
Leased assets and installment receivables	1.7	0.2	1.9
Securities	(0.4)	8.8	8.4
Other interest-earning assets	1.8	2.8	4.7
Total revenue on interest-earning assets			¥23.5
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	¥ 2.1	¥ 3.5	¥ 5.6
Debentures	(0.7)	(0.3)	(1.0)
Subordinated debt	1.3	(0.7)	0.5
Borrowed money and corporate bonds	1.0	(2.3)	(1.2)
Other interest-bearing liabilities	0.6	5.5	6.1
Total expense on interest-bearing liabilities			¥10.0
Net increase in net revenue on interest-earning assets			¥13.5

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	¥23.5
Less: Income on leased assets and installment receivables	1.9
Total interest income	¥21.6
Total interest expenses	10.0
Net increase in net interest income	¥11.6

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Revenue on Interest-Earning Assets

Our net revenue on interest-earning assets includes net interest income as well as revenue earned on our average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of our interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Thus we calculate net interest income excluding income on leased assets and installment receivables and then reconcile to net revenue on interest-earning assets by including income on leased assets and installment receivables, which is reported in net other business income in our consolidated statements of income.

Our principal interest-earning assets include loans and bills discounted, securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations, as well as leased assets and installment receivables generated in our CCF business. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign currency deposits), debentures, subordinated debt, subsidiaries' borrowings from other financial institutions, and corporate bonds.

Net revenue on interest-earning assets for the six months ended September 30, 2006 was ¥77.3 billion, an increase of ¥13.5 billion compared with same period in the prior fiscal year. Total revenue on interest-earning assets increased by ¥23.5 billion while total interest expenses increased by ¥10.0 billion. The net yield on interest-earning assets increased to 2.08%, an increase of 0.10% compared with the same period a year ago.

Based on an attribution analysis which divides revenue and expense changes into either a variance in the volume of assets or liabilities or a variance in interest rate, the ¥23.5 billion increase in total revenue on interest-earning assets is attributable primarily to higher volume of loans and bills discounted and yield on securities. The average consolidated balance for loans and bills discounted increased to ¥4,304.8 billion for the six months ended September 30, 2006 from ¥3,576.5 billion for the same period in the previous fiscal year. The average yield on securities increased to 2.09% for the six months ended September 30, 2006 from 0.98% for the same period in the prior year.

The ¥10.0 billion increase in total interest expense was attributable partly to the increased average balances of deposits and negotiable certificates of deposit (NCD) and subordinated debt. The increase in deposits and NCD interest expense was due partly to an increase in the average balance outstanding to ¥4,472.7 billion for the six months ended September 30, 2006 from ¥3,548.5 billion for the same period in the previous fiscal year mainly due to growth in both retail and institutional deposits balances. The increase in the balance of subordinated debt outstanding relates to our issuance of €1.0 billion of step-up

callable subordinated notes in February 2006. A reduction in the average interest rate on borrowed money and corporate bonds of 0.42% to 0.94% for the six months ended September 30, 2006, from 1.36% for the same period in the previous fiscal year reflects our continuing efforts to reduce borrowing costs in APLUS and Showa Leasing. This reduction was partially offset by the increase in interest expense arising from the higher average balance outstanding. A decline in the average debentures balance outstanding to ¥871.0 billion for the six months ended September 30, 2006 from ¥1,198.9 billion for the same period in the previous fiscal year was consistent with our strategy of increasing retail deposits and reducing maturing debentures that were issued in a higher interest rate environment.

Net Fees and Commissions
Fees and commissions primarily include fees on non-recourse real estate finance, CCF loans and other financing products, fees for securities services, and commissions on sales of asset management products.

Net fees and commissions for the six months ended September 30, 2006 were ¥22.2 billion as compared to ¥23.4 billion during the same period in the previous fiscal year. The main factor for the decline of ¥1.2 billion in fees relates to a ¥1.7 billion reduction in fees in Shinsei Securities and ¥0.9 billion in lower fees from APLUS customers. This was partly offset by increased fees and commissions from business activities in Shinsei International and from sales of asset management products to retail customers.

Net Trading Income
The table below shows the principal components of net trading income:

Table 3. Net Trading Income

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Income from trading securities	**¥ 1.2**	¥ 2.8
Income from securities held to hedge trading transactions	**3.9**	1.5
Income from trading-related financial derivatives	**6.3**	8.4
Other, net	**(0.1)**	(0.0)
Net trading income	**¥11.2**	¥12.7

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to income from investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers.

During the six months ended September 30, 2006, we earned ¥11.2 billion in net trading income, as compared to ¥12.7 billion during the same period in the prior fiscal year. The decline in income from trading securities of ¥1.6 billion was attributable to trading Japanese government bonds and equity derivatives activities. Income from securities held to hedge trading transactions increased to ¥3.9 billion relating mainly to bond trading activities. The decline in income from trading-related financial derivatives resulted mainly from lower option income generated in connection with interest-linked structured deposits provided to retail customers by approximately ¥1.8 billion, to ¥4.3 billion, due to changes in interest rates affecting the profitability of these products.

Net Other Business Income
The table below shows the principal components of net other business income:

Table 4. Net Other Business Income

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Income on monetary assets held in trust, net	**¥ 6.2**	¥ 6.6
Net gain on securities	**11.0**	3.5
Net gain on foreign exchanges	**6.8**	6.1
Net gain on other monetary claims purchased	**10.3**	7.0
Other business income (losses), net		
Losses from derivatives for banking purposes, net	**(6.1)**	(1.2)
Equity in net (losses) income of affiliates	**(3.5)**	2.0
Gain on lease cancellation and other lease income, net	**1.2**	0.8
Other, net	**1.4**	5.2
Net other business income before income on leased assets and installment receivables, net	**27.5**	30.4
Income on leased assets and installment receivables, net	**25.5**	23.6
Net other business income	**¥53.1**	¥54.0

Net other business income mainly includes income on leased assets and installment receivables, net gain on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes and income on monetary assets held in trust. For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Net other business income for the six months ended September 30, 2006 decreased to ¥53.1 billion as compared with ¥54.0 billion for the same period in the previous fiscal year. Income on leased assets and installment receivables, net of ¥25.5 billion primarily includes installment receivables revenue of ¥13.8 billion in APLUS and ¥2.7 billion in Showa Leasing and leased assets revenue of ¥8.9 billion in Showa Leasing. Excluding such income, our net other business income for the first half of fiscal year 2006 was ¥27.5 billion, a decline of ¥2.8 billion from the same period in the previous fiscal year.

The ¥7.4 billion increase in net gain on securities relates to the securities portfolio held in our capital markets business. This was partly offset by corresponding equity derivatives included in losses from derivatives for banking purposes, net of ¥6.1 billion, which declined ¥4.9 billion as compared with the prior period. Net gains on other monetary claims purchased and income on monetary assets held in trust should be considered together as both of these income categories include credit trading and securitization income. Net gain on monetary claims purchased increased ¥3.2 billion to ¥10.3 billion for the six months ended September 30, 2006 consisting primarily of income from credit trading and securitization activities. In the first half of fiscal year 2006, we completed 22 new credit trading transactions with an aggregate investment of ¥26.4 billion. In addition, during the first half of the fiscal year, we concluded three new securitization deals with total issuance amount of ¥2.9 billion. The primary factor causing a decline in our other business income from equity in net income of affiliates was our equity in the non-consolidated net loss of our affiliate Shinki. In the six months ended September 30, 2006, Shinki incurred a non-consolidated net loss of ¥15.4 billion, compared with non-consolidated net income of ¥2.9 billion for the same period in the prior fiscal year, and our equity in such net loss was ¥5.3 billion, net of consolidation adjustments, for the six months ended September 30, 2006. Shinki's non-consolidated net loss was due primarily to related provisions for potential losses and other related costs from the reimbursement of excess interest payments and related loan losses.

Total Revenue

As a result of the above, our total revenue for the six months ended September 30, 2006 amounted to ¥138.3 billion, an increase of ¥7.9 billion, or 6.1%, compared with the same period in the previous fiscal year.

Total General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses:

Table 5. Total General and Administrative Expenses

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Personnel expenses	**¥32.1**	¥28.8
Premises expenses	**8.4**	9.9
Technology and data processing expenses	**10.0**	8.1
Advertising expenses	**5.5**	4.1
Consumption and property taxes	**3.8**	3.9
Deposit insurance premium	**1.4**	1.1
Other general and administrative expenses	**14.4**	10.7
General and administrative expenses	**75.9**	67.0
Amortization of goodwill and other intangibles	**10.5**	14.6
Total general and administrative expenses	**¥86.4**	¥81.6

From the fiscal year which commenced on April 1, 2006, amortization of goodwill and other intangibles are recorded in total general and administrative expenses.

General and administrative expenses (excluding amortization of goodwill and other intangibles) for the six months ended September 30, 2005 were ¥75.9 billion, an increase of ¥8.9 billion as compared to the same period in the prior year. The increase was largely due to increased customer and product support required for business expansion in all of our business pillars as well as to additional expenses related to our newly acquired consumer finance company, Zen-Nichi Shinpan.

Personnel expenses increased by ¥3.2 billion to ¥32.1 billion, ¥1.2 billion of which related to APLUS, reflecting mainly expenses associated with Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS. Personnel expenses increased in our institutional banking due largely to business expansion. The reduction in premises expenses of ¥1.4 billion to ¥8.4 billion during the first half of fiscal year 2006 was associated with APLUS.

Technology and data processing expenses increased by ¥1.8 billion to ¥10.0 billion, ¥1.5 billion of which was due to APLUS's technology and data processing expenses, including new technology initiatives.

Advertising expenses were ¥5.5 billion for the first half of fiscal year 2006, an increase of ¥1.4 billion compared to the same period in the previous fiscal year, reflecting an increase in APLUS's advertising expenses largely associated with the issuance of new credit cards.

Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing and stationery expenses, increased ¥3.6 billion compared to the same period in the previous fiscal year, due largely to an increase of ¥3.0 billion attributable to APLUS. The remainder of the increase mainly pertained to outsourcing, printing and stationery expenses to support information technology and business growth in retail banking.

The acquisition of majority stakes in APLUS, Showa Leasing and other consumer and commercial finance (CCF) companies resulted in the creation of goodwill and other intangibles in previous periods. The amortization of goodwill and other intangibles declined ¥4.1 billion to ¥10.5 billion for the six months ended September 30, 2006 compared with the same period in the previous fiscal year largely due to the absence of accelerated goodwill amortization related to the benefit of net operating loss carryforwards. This includes amortization of goodwill and other intangibles related to APLUS (including its subsidiary Zen-Nichi Shinpan) and Showa Leasing in the amounts of ¥8.7 billion and ¥1.7 billion, respectively.

Net Credit Costs

The following table sets forth our net credit costs on a consolidated basis for the six months ended September 30, 2006 and 2005:

Table 6. Net Credit Costs

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Losses on write-off of loans	**¥ 0.4**	¥ 1.6
Net provision (reversal) of reserve for loan losses:		
Net provision of general reserve for loan losses	**24.7**	27.6
Net reversal of specific reserve for loan losses	**(20.7)**	(17.3)
Net reversal of reserve for loan losses to restructuring countries	**0.0**	0.0
Subtotal	**4.0**	10.2
Net provision of specific reserve for other credit losses	**0.0**	1.1
Other credit costs relating to leasing business	**0.7**	1.5
Net credit costs	**¥ 5.2**	¥ 14.5

The principal components of net credit costs are provisions or reversals of reserves.

Our net credit costs were ¥5.2 billion for the six months ended September 30, 2006, as compared to ¥14.5 billion for the same period in the previous fiscal year. The decline in net credit costs was attributable mainly to net credit recoveries in Shinsei Bank of ¥11.9 billion, resulting primarily from an improvement in the credit ratings of several obligors. This was offset in part by higher credit provisions in APLUS primarily relating to delays in portfolio collections.

Other Gains, Net

Other gains, net were ¥0.6 billion for the six months ended September 30, 2006, as compared to ¥1.6 billion for the same period in the previous fiscal year. Other gains, net in the first half of fiscal year 2006 included, among other things, a net payment of ¥0.5 billion from the DIC on account of an indemnity under the Share Purchase Agreement, among other parties, between Shinsei and the DIC.

Income before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests totaled ¥47.2 billion for the six months ended September 30, 2006, an ¥11.4 billion, or 32.0%, increase as compared to the same period in the prior fiscal year.

Income Tax (Benefit)

For the six months ended September 30, 2006, we recorded ¥1.3 billion in current income tax, ¥0.3 billion lower than for the same period in the previous year. We also recorded a deferred income tax benefit of ¥1.2 billion. This reflects, among other things, the tax benefit related to the amortization of fair value adjustments to net assets and other intangibles amounting to ¥1.7 billion.

Minority Interests in Net Income of Subsidiaries

For the six months ended September 30, 2006, minority interests in net income of subsidiaries increased to ¥8.2 billion from ¥1.2 billion for the same period in the previous fiscal year reflecting primarily dividends paid on perpetual preferred securities issued by two finance subsidiaries in February and March 2006 and minority interests relating to APLUS's preferred shareholders.

Net Income

Our net income for the six months ended September 30, 2006 amounted to ¥38.8 billion, an increase of ¥1.1 billion, or 3.1%, compared with the same period in the previous fiscal year. We report both Japanese GAAP net income and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the six months ended September 30, 2006, consolidated cash basis net income was ¥47.6 billion, as compared to ¥50.5 billion a year ago. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of goodwill and other intangibles, net of tax benefit, attributable to our consumer and commercial finance companies.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported-basis," our management also reviews our results on an "operating-basis" to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by reclassifying the reported-basis results principally for the amortization of goodwill and other intangibles, amortization of net actuarial losses, lump-sum payments, and certain revenue items. The operating-basis results are in conformity with Japanese GAAP at the net income level.

The following summary table provides a reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	Six months ended September 30, 2006			Six months ended September 30, 2005		
	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	¥ 51.7	¥ —	¥ 51.7	¥ 40.1	¥ —	¥ 40.1
Non-interest income[1]	86.6	0.1	86.8	90.3	0.1	90.4
Total revenue	138.3	0.1	138.5	130.4	0.1	130.5
General and administrative expenses[2]	75.9	(0.2)	75.7	67.0	(0.3)	66.6
Amortization of goodwill and other intangibles[3]	10.5	(10.5)	—	14.6	(14.6)	—
Total general and administrative expenses	86.4	(10.7)	75.7	81.6	(15.0)	66.6
Net business profit/Ordinary business profit[4]	51.9	10.8	62.8	48.7	15.1	63.8
Net credit costs	5.2	—	5.2	14.5	—	14.5
Amortization of goodwill and other intangibles[3]	—	10.5	10.5	—	14.6	14.6
Other gains, net[1][2]	0.6	(0.3)	0.2	1.6	(0.4)	1.2
Income before income taxes and minority interests	47.2	—	47.2	35.8	—	35.8
Income tax (benefit) and minority interests	8.4	—	8.4	(1.8)	—	(1.8)
Net income	¥ 38.8	¥ —	¥ 38.8	¥ 37.7	¥ —	¥ 37.7

Notes:
(1) Reclassifications consist principally of adjustments relating to other business income between other gains, net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other gains, net.
(3) Reclassification presents amortization of goodwill and other intangibles as a separate expense category after net credit costs, rather than as a component of general and administrative expenses.
(4) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

We continue to expand and develop our coverage of a broad range of businesses and customer segments through our three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Institutional Banking is focused on offering a growing range of advanced and innovative investment and commercial banking services to institutional customers. CCF provides a full range of products and services to small and medium-sized companies and individual customers. Retail Banking continues to grow its individual customer base by providing innovative products through convenient distribution channels.

Our three strategic business lines, Institutional Banking, CCF and Retail Banking, cover a broad range of businesses and customer segments which provide us with diversified revenues. Management monitors the performance of these business lines on an operating basis. The business line discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of the three business lines and a fourth category of ALM/Corporate/Other.

Table 8. Operating-Basis Ordinary Business Profit after Net Credit Costs (Recoveries) by Business Line (Consolidated)[1]

	Billions of yen				
	For the six months ended September 30, 2006				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[2]	Total
Net interest income	**¥16.6**	**¥23.2**	**¥ 8.7**	**¥ 3.1**	**¥ 51.7**
Non-interest income	**38.6**	**37.4**	**10.8**	**(0.1)**	**86.8**
Total revenue	**55.2**	**60.7**	**19.5**	**2.9**	**138.5**
General and administrative expenses	**21.9**	**35.0**	**19.4**	**(0.7)**	**75.7**
Ordinary business profit	**33.3**	**25.7**	**0.1**	**3.6**	**62.8**
Net credit (recoveries) costs	**(17.2)**	**20.1**	**0.0**	**2.1**	**5.2**
Ordinary business profit after net credit costs (recoveries)	**¥50.5**	**¥ 5.5**	**¥ 0.0**	**¥ 1.4**	**¥ 57.5**

	Billions of yen				
	For the six months ended September 30, 2005				
	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[2]	Total
Net interest income	¥ 16.9	¥17.8	¥ 8.4	¥(3.1)	¥ 40.1
Non-interest income	35.9	39.8	13.0	1.5	90.4
Total revenue	52.8	57.6	21.5	(1.5)	130.5
General and administrative expenses	19.8	29.8	17.5	(0.5)	66.6
Ordinary business profit (loss)	33.0	27.8	4.0	(1.0)	63.8
Net credit (recoveries) costs	(2.4)	16.5	0.2	0.2	14.5
Ordinary business profit (loss) after net credit costs (recoveries)	¥35.4	¥11.2	¥ 3.7	¥(1.2)	¥ 49.2

Notes:
(1) Certain prior period amounts have been reclassified to conform to the current period presentation.
(2) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses

Institutional Banking

Our business model seeks to diversify sources of income. In particular, we have developed investment banking businesses that generate higher margin project-risk lending as well as fees, commissions, capital gains and other types of non-interest income to complement the interest income we earn from corporate-risk lending. These businesses include:

- specialty financing, such as acquisition and non-recourse financing;
- structured trading, including credit trading and securitization of numerous asset classes; and
- corporate advisory services relating to corporate revitalization and mergers and acquisitions.

Many of these businesses are relatively new to the Japanese banking industry and have been dominated by foreign investment banks, but we believe they have the potential to grow significantly. We also commit a part of our own capital to proprietary investing and trading activities as market opportunities arise.

We have developed a successful hybrid banking business model based on the functionality of a commercial bank and the innovativeness of an investment bank. In the first half of fiscal year 2006, the Institutional Banking business earned revenue of ¥55.2 billion, 4.5% or ¥2.3 billion higher than the same period a year ago. The business made good progress in growing the loan portfolio in non-recourse real estate finance and corporate loans. Market liquidity and our know-how and experience in the distressed-debt market provided domestic and international business opportunities in the credit trading business. Securitization activities were limited by oversupply in the market while volatility in the equity and fixed income markets challenged the capital market business. General and administrative expenses for the period increased ¥2.1 billion to ¥21.9 billion, relating to expansion of the business. Net credit recoveries for the period of ¥17.2 billion are mainly attributable to an improvement in the credit ratings of several obligors. As a result, ordinary business profit after credit recoveries totaled ¥50.5 billion, a ¥15.0 billion increase over the same period in the previous fiscal year.

Table 9. Institutional Banking Revenue by Product

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Institutional Banking:		
Corporate loans	**¥10.6**	¥ 8.6
Credit trading	**10.2**	5.9
Non-recourse real estate finance	**8.6**	11.2
Foreign exchange, derivatives, equity-related	**7.0**	9.4
Principal investments	**6.6**	4.3
Other capital markets	**4.4**	1.1
Securitization	**3.7**	8.1
Others	**3.7**	3.9
Total revenue	**¥55.2**	¥52.8

The Institutional Banking business delivered strong results in corporate loans, credit trading activities and non-recourse real estate finance. Corporate loans increased by 8.8%, or ¥251.4 billion, to reach over ¥3.1 trillion at September 30, 2006, as compared with March 31, 2006. Revenues from corporate loans increased to ¥10.6 billion for the six months ended September 30, 2006, an increase of ¥1.9 billion, or 22.7%, compared to the same period in the previous fiscal year. We completed 22 new credit trading transactions with an aggregate investment amount of ¥26.4 billion in the first half of fiscal year 2006, and this business earned revenue of ¥10.2 billion, an increase of ¥4.3 billion from the same period in the last fiscal year. Non-recourse real estate finance business concluded 73 new transactions generating total revenue of ¥8.6 billion in the first half of this fiscal year.

In the securitization business, we closed three new transactions in the first half of fiscal year 2006 with a total issuance amount of approximately ¥2.9 billion. In the first half of fiscal year 2006, revenue generated from securitization business declined from ¥8.1 billion to ¥3.7 billion, reflecting mainly oversupply in the market.

Consumer and Commercial Finance

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies. The business generated total revenue of ¥60.7 billion in the first six months of fiscal year 2006. This is ¥3.0 billion higher than a year ago. General and administrative expenses increased ¥5.1 billion, partly due to expenses relating to Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS.

The first half of fiscal year 2006 has been a challenging period for our Consumer and Commercial Finance business. Though Showa Leasing and the specialty property businesses posted good results during the period under review, the additional provisions required following recent regulatory developments related to the "grey zone" interest rate issue have affected the financial performance of our subsidiary APLUS and affiliate Shinki. In the six months ended September 30, 2006, Shinki incurred a non-consolidated net loss of ¥15.4 billion, compared with non-consolidated net income of ¥2.9 billion for the same period in the prior fiscal year, and our equity in such net loss was ¥5.3 billion, net of consolidation adjustments. Shinki's non-consolidated net loss was due primarily to related provisions for potential losses and other related costs from the reimbursement of excess interest payments and related loan losses. APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred related costs of ¥2.3 billion, of which ¥1.5 billion is included in our other gains, net, and ¥0.7 billion is included in net credit costs.

Net credit costs during the first half of fiscal year 2006 increased ¥3.6 billion to ¥20.1 billion partly due to grey-zone related costs and delays in portfolio collections in APLUS. As a result, ordinary business profit after credit costs was ¥5.5 billion; ¥5.7 billion lower than the same period a year ago.

Table 10. Consumer and Commercial Finance Ordinary Business Profit (Loss) after Net Credit Costs by Subsidiary[1]

	Billions of yen			
	Six months ended September 30, 2006			
	APLUS	Showa Leasing	Other Subsidiaries	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue[2]	**¥48.2**	**¥13.4**	**¥(0.9)**	**¥60.7**
General and administrative expenses[3]	**27.0**	**5.3**	**2.6**	**35.0**
Ordinary business profit (loss)	**21.1**	**8.0**	**(3.5)**	**25.7**
Net credit costs	**17.5**	**1.4**	**1.2**	**20.1**
Ordinary business profit (loss) after net credit costs	**¥ 3.5**	**¥ 6.6**	**¥(4.7)**	**¥ 5.5**

	Billions of yen			
	Six months ended September 30, 2005			
	APLUS	Showa Leasing	Other Subsidiaries	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue[2]	¥40.4	¥12.1	¥ 5.0	¥ 57.6
General and administrative expenses[3]	21.1	5.3	3.3	29.8
Ordinary business profit	19.2	6.7	1.7	27.8
Net credit costs	13.7	2.3	0.4	16.5
Ordinary business profit after net credit costs	¥ 5.5	¥ 4.4	¥ 1.2	¥11.2

Notes:
(1) Net of consolidation adjustments, if applicable.
(2) Total revenue of other subsidiaries includes net profit (loss) of Shinki, an affiliate.
(3) General and administrative expenses of other subsidiaries include unallocated Consumer and Commercial Finance sub-group expenses.

For the six months ended September 30, 2006, APLUS recorded total revenue of ¥48.2 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represents 79% of total CCF business revenue. Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small and medium-size companies and automobile dealerships. Showa Leasing recorded revenue of ¥13.4 billion, or 22% of total CCF revenue, in the first half of fiscal year 2006. Other subsidiaries' ordinary business loss after net credit costs for the six months ended September 30, 2006 of ¥4.7 billion largely reflects our equity in the non-consolidated net loss of Shinsei Bank's equity method affiliate Shinki, amounting to ¥5.3 billion, net of consolidation adjustments.

Retail Banking

Our retail customer base continues to grow at a significant rate, reaching over 1.8 million accounts as of the end of September 2006. We continue to launch new products such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities. New branches have been opened in Omotesando and Nihombashi and the Bank has also expanded its ATM network.

During the first half of fiscal year 2006, deposits continued to grow steadily, however, slower growth in structured deposits volume and lower upfront fees impacted revenue growth. In the first half of fiscal year 2006, the business generated revenue of ¥19.5 billion; ¥1.9 billion lower than the same period last year. The increase in general and administrative expenses of ¥1.9 billion to ¥19.4 billion relates to the full-period impact of retail banking facilities established in the prior year, increased investments in new technology systems and higher customer-driven transaction activities. Ordinary business profit after net credit costs for the period was nil as compared to ¥3.7 billion a year ago.

In August 2006, our Retail Banking business was once again ranked No. 1 in a customer satisfaction survey for three consecutive years by the Nihon Keizai Shimbun and in October 2006, the business was recognized as the "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia-Pacific region by the same publication.

Table 11. Retail Banking Revenue by Product

	Billions of yen	
	Six months ended September 30, 2006	Six months ended September 30, 2005
Retail Banking:		
Deposit and debentures non-interest income	**¥ 6.9**	¥ 9.8
Deposits and debentures net interest income	**6.9**	6.8
Asset management	**3.8**	3.2
Loans	**1.8**	1.5
Total revenue	**¥19.5**	¥21.5

Deposits and debentures non-interest income mainly includes income on structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In the first six months of this fiscal year, retail deposits, including high net worth customers, increased 9.1% with total deposits balance of over ¥3.3 trillion as of September 30, 2006. In the first half of fiscal year 2006, we recorded revenue of ¥6.9 billion from deposits and debentures non-interest income, as compared to ¥9.8 billion during the same period in the previous fiscal year, mainly reflecting a decline in option income generated in connection with structured deposits.

Deposits and debentures net interest income relates to the internal interest spread we credit to our Retail Banking business on customer deposits and debentures. Deposits and debentures net interest income increased 0.3% to ¥6.9 billion in the six months ended September 30, 2006 as a result of growth in retail deposits. Fees from asset management products increased 17.6% to ¥3.8 billion for the six months ended September 30, 2006 compared to the same period in the previous fiscal year. Total housing loans to retail customers grew 9.4%, or ¥42.6 billion, to ¥497.2 billion in the first six months of this fiscal year. This resulted in Retail Banking recording ¥1.8 billion in revenue from housing loans and other lending products during the first half of fiscal year 2006.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company eliminations, and corporate level activities. In the first six months of this fiscal year ordinary business profit after net credit costs was ¥1.4 billion.

Financial Condition

Total Assets

Total loans and bills discounted balance increased to ¥4,781.4 billion at September 30, 2006, as compared to ¥4,087.5 billion at March 31, 2006. In the six months ended September 30, 2006, we achieved loan growth in all three business pillars. Corporate loans increased 8.8% to ¥3,103.2 billion, non-recourse real estate finance loans increased 44.3% to ¥665.8 billion, loans to retail customers, including lending to high net worth individuals, grew 11.1% to ¥548.6 billion and loans to consumer and commercial finance customers increased 11.5% to ¥416.1 billion.

Total Liabilities

Total deposits, including negotiable certificates of deposit, increased ¥873.9 billion, or 21.5%, to ¥4,945.7 billion at September 30, 2006, compared with March 31, 2006.

Table 12. Diversification by Funding Type (Consolidated)

	Billions of yen			
	As of September 30, 2006	As of March 31, 2006	As of March 31, 2005	As of March 31, 2004
Retail deposits[1]	**¥3,387.3**	¥3,103.4	¥2,300.4	¥1,591.5
Retail debentures	**405.8**	435.3	559.3	645.2
Institutional funding	**1,911.4**	1,551.8	1,835.7	1,855.6
Collateralized loan obligation	**185.0**	255.0	255.0	255.2

Note:
(1) Includes wealth management customers' deposits.

The retail deposit balance grew ¥283.8 billion, or 9.1%, at September 30, 2006 as compared to March 31, 2006 and now exceeds ¥3.3 trillion. As a result, retail funding represented 66.5% of total customer deposits and debentures at September 30, 2006.

Total Equity

Total equity as of September 30, 2006 stood at ¥1,010.7 billion and includes minority interests in subsidiaries of ¥264.6 billion.

Non-Consolidated Interim Financial Information

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the Financial Services Agency (FSA) to update and report on Shinsei's achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by the Long Term Credit Bank (LTCB) upon its emergence from nationalization and we have subsequently updated the plan in August 2001, August 2003 and August 2005.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the six months ended September 30, 2006, Shinsei accounted for 107% of our consolidated net income and 79% of our consolidated assets. While we believe that our subsidiaries will account for an increasingly greater portion of our consolidated assets and results of operations in the future, particularly as the result of the acquisitions of APLUS and Showa Leasing, our financial condition and results of operations currently continue to reflect predominantly those of Shinsei.

Asset Quality and Disposal of Problem Loans of Shinsei

At September 30, 2006, approximately 40.0% of our consolidated problem loans as disclosed in accordance with the guidelines of the Japanese Bankers' Association were held by Shinsei and the rest were held mainly by APLUS. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS. For a discussion of the problem claims of APLUS and Showa Leasing see "—Asset Quality of APLUS and Showa Leasing."

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semiannually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

Table 13. Claims Classified under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)		
	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Claims against bankrupt and quasi-bankrupt obligors	**¥ 0.3**	¥ 2.3	¥ 0.7
Doubtful claims	**8.3**	28.2	20.7
Substandard claims	**17.2**	15.4	21.0
Total claims disclosed under the Financial Revitalization Law[1]	**25.9**	46.0	42.5
Normal claims and claims against caution obligors excluding substandard claims	**4,780.5**	3,920.9	4,086.4
Total claims	**¥4,806.4**	¥3,967.0	¥4,129.0
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**0.5%**	1.2%	1.0%

Note:
(1) Includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of September 30, 2006 Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 82.9% for doubtful claims and 71.8% for substandard claims. For all claims classified under the Law, the coverage ratio was 75.7%, a decrease from 77.4% as of March 31, 2006 as a result of the upgrading of certain claims with high coverage ratios and the increase of claims disclosed with low coverage ratios.

Table 14. Coverage Ratios for Non-Performing Claims Disclosed under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of September 30, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 0.3**	**¥ —**	**¥ 0.3**	**¥ 0.3**	**100.0%**
Doubtful claims	**8.3**	**3.8**	**3.0**	**6.9**	**82.9**
Substandard claims	**17.2**	**7.3**	**5.0**	**12.4**	**71.8**
Total	**¥ 25.9**	**¥11.2**	**¥ 8.4**	**¥ 19.6**	**75.7**
As of September 30, 2005:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 2.3	¥ —	¥ 2.3	¥ 2.3	100.0%
Doubtful claims	28.2	21.5	4.0	25.5	90.4
Substandard claims	15.4	5.5	5.8	11.3	73.6
Total	¥ 46.0	¥27.0	¥12.2	¥ 39.2	85.3
As of March 31, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.7	¥ —	¥ 0.7	¥ 0.7	100.0%
Doubtful claims	20.7	17.7	1.0	18.7	90.5
Substandard claims	21.0	7.7	5.7	13.4	63.8
Total	¥ 42.5	¥25.4	¥ 7.4	¥ 32.9	77.4

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheets, including sales, and collections.

The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Table 15. Reduction of Problem Claims as Disclosed under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen		
	Six months ended September 30, 2006	Six months ended September 30, 2005	Fiscal year ended March 31, 2006
Write-off/forgiveness	**¥ 0.1**	¥3.9	¥1.5
Sale	**—**	0.2	3.8
Credit improvement/Collections, net	**16.3**	1.5	3.9
Total	**¥16.5**	¥5.7	¥9.2

In the six months ended September 30, 2006, Shinsei reduced non-performing claims by ¥16.5 billion. Of the total decline, 99.0% or ¥16.3 billion was primarily attributable to improvement in the credit of obligors.

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 16. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2006	As of March 31, 2006
General reserve for loan losses	**¥ 61.0**	¥ 60.2
Specific reserve for loan losses	**4.1**	17.9
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal of reserve for loan losses	**65.2**	78.1
Specific reserve for other credit losses	**33.2**	33.2
Total reserve for credit losses	**¥ 98.4**	¥ 111.4
Total claims[1]	**¥4,806.4**	¥4,129.0
Ratio of total reserve for loan losses to total claims	**1.4%**	1.9%
Ratio of total reserves for credit losses to total claims	**2.0%**	2.7%

Note:
(1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees.

Risk-Monitored Loans
Consolidated risk-monitored loans decreased by 24.2% during the six months ended September 30, 2006 to ¥63.8 billion. This was mainly due to a ¥16.9 billion decrease in non-accrual delinquent loans as of September 30, 2006.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 17. Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2006	As of March 31, 2006
Loans and bills discounted	¥4,781.4	¥4,087.5
Loans to bankrupt obligors (A)	¥ 2.0	¥ 1.8
Non-accrual delinquent loans (B)	19.4	36.3
Total loans (A)+(B)	¥ 21.4	¥ 38.2
Ratio to total loans and bills discounted (%)	0.4%	0.9%
Loans past due for three months or more (C)	¥ 4.1	¥ 3.1
Restructured loans (D)	38.2	42.8
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 63.8	¥ 84.1
Ratio to total loans and bills discounted (%)	1.3%	2.1%
Reserve for credit losses	¥ 133.8	¥ 144.8

Table 18. Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
	As of September 30, 2006	As of March 31, 2006
Loans and bills discounted	¥4,683.7	¥3,961.2
Loans to bankrupt obligors (A)	¥ 0.2	¥ 0.5
Non-accrual delinquent loans (B)	8.1	20.4
Total loans (A)+(B)	¥ 8.3	¥ 21.0
Ratio to total loans and bills discounted (%)	0.2%	0.5%
Loans past due for three months or more (C)	¥ 0.0	¥ 0.0
Restructured loans (D)	17.2	21.0
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 25.6	¥ 42.1
Ratio to total loans and bills discounted (%)	0.5%	1.1%
Reserve for credit losses	¥ 98.4	¥ 111.4

Asset Quality of APLUS and Showa Leasing
APLUS and Showa Leasing classify their obligors and assess their asset quality on a semi-annual basis based on the self-assessment manual developed in accordance with guidelines published by the FSA. APLUS and Showa Leasing's assessment, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing and other subsidiaries as of the dates indicated:

Table 19. Risk-Monitored Loans Breakdown for Large Entities (Consolidated)[(1)]

	Billions of yen			
	Shinsei	APLUS	Other Subsidiaries	Total
As of September 30, 2006:				
Loans to bankrupt obligors	¥ 0.2	¥ —	¥ 1.8	¥ 2.0
Non-accrual delinquent loans	8.1	4.6	6.5	19.4
Loans past due for three months or more	0.0	3.9	0.1	4.1
Restructured loans	17.2	20.4	0.5	38.2
Total	¥25.6	¥29.0	¥ 9.1	¥63.8
As of March 31, 2006:				
Loans to bankrupt obligors	¥ 0.5	¥ —	¥ 1.3	¥ 1.8
Non-accrual delinquent loans	20.4	4.4	11.4	36.3
Loans past due for three months or more	0.0	2.9	0.1	3.1
Restructured loans	21.0	21.2	0.4	42.8
Total	¥42.1	¥28.7	¥13.3	¥84.1

Note:
(1) Showa Leasing has no such loans.

Table 20. Risk-Monitored Installment Receivables (Consolidated)[1]

	Billions of yen			
	APLUS	Showa Leasing	Other Subsidiaries	Total
As of September 30, 2006:				
Credits to bankrupt obligors	**¥ 0.0**	**¥ 1.2**	**¥ —**	**¥ 1.2**
Non-accrual delinquent credits	**2.7**	**0.8**	**—**	**3.5**
Credits past due for three months or more	**2.0**	**0.0**	**—**	**2.0**
Restructured credits	**13.7**	**0.2**	**—**	**13.9**
Total	**¥18.5**	**¥ 2.3**	**¥ —**	**¥20.8**
As of March 31, 2006:				
Credits to bankrupt obligors	¥ —	¥ 1.2	¥ 0.0	¥ 1.3
Non-accrual delinquent credits	2.0	0.8	0.7	3.6
Credits past due for three months or more	0.9	0.0	0.3	1.3
Restructured credits	15.5	0.4	0.2	16.2
Total	¥18.5	¥ 2.5	¥ 1.5	¥ 22.5

Note:
(1) Shinsei has no such installment receivables.

Capital Ratios

Our total capital adequacy ratio as of September 30, 2006 was 13.5%, compared with 15.5% as of March 31, 2006. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, stood at 8.3% as of September 30, 2006. The decline in the capital ratios at September 30, 2006 mainly reflect the purchase of our own 175,466,000 common shares on August 17, 2006 previously held by the RCC. The amount of our net deferred taxes, or the difference between our deferred tax assets and our deferred tax liabilities, was 2.6% of our Tier I capital as of September 30, 2006.

Table 21. Consolidated Capital Ratios

	Billions of yen (except percentages)	
	As of September 30, 2006	As of March 31, 2006
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Minority interests in consolidated subsidiaries	**183.6**	183.8
Treasury stock	**(136.5)**	(0.0)
Goodwill and other intangibles	**(283.2)**	(294.8)
Total Tier I (A)	**646.8**	738.1
Supplementary items (Tier II):		
General reserve for loan losses	**48.6**	44.8
Perpetual preferred stocks	**81.0**	78.0
Perpetual subordinated debt and bonds	**22.5**	22.5
Non-perpetual subordinated debt and bonds	**341.0**	274.1
Total	**¥ 493.2**	¥ 419.5
Amount eligible for inclusion in capital (B)	**¥ 475.6**	¥ 419.5
Deduction (C)	**73.4**	42.2
Total capital (D) [(A)+(B)−(C)]	**¥1,049.0**	¥1,115.3
Risk assets:		
On-balance sheet items	**¥6,097.6**	¥5,344.9
Off-balance sheet items	**1,685.0**	1,835.5
Total (E)	**¥7,782.7**	¥7,180.4
Consolidated total capital adequacy ratio (D) / (E)	**13.47%**	15.53%
Consolidated Tier I capital ratio (A) / (E)	**8.31**	10.27

Interim Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of September 30, 2006 and 2005, and March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2006	Sept. 30, 2005	Mar. 31, 2006	Sept. 30, 2006
ASSETS				
Cash and due from banks (Notes 3 and 21)	¥ 312,406	¥ 352,584	¥ 488,601	$ 2,649,532
Call loans	20,000	117,000	50,000	169,621
Collateral related to securities borrowing transactions	27,215	5,232	33,107	230,820
Other monetary claims purchased (Note 4)	296,955	244,387	273,937	2,518,495
Trading assets (Notes 5, 21 and 33)	423,423	119,876	193,581	3,591,078
Monetary assets held in trust (Note 6)	506,563	393,694	456,167	4,296,190
Securities (Notes 7 and 21)	1,771,793	1,678,291	1,494,489	15,026,659
Loans and bills discounted (Notes 8, 21 and 32)	4,781,419	3,828,070	4,087,561	40,551,435
Foreign exchanges (Note 17)	13,908	12,881	12,140	117,960
Other assets (Notes 9, 21 and 33)	844,194	742,864	851,342	7,159,653
Premises and equipment (Notes 10, 21 and 30)	398,152	403,397	400,859	3,376,751
Intangible assets (Note 11)	351,079	371,178	364,411	2,977,522
Deferred discounts on and issuance expenses for debentures	115	206	177	979
Deferred tax assets	30,805	26,639	30,022	261,266
Customers' liabilities for acceptances and guarantees (Notes 20 and 21)	789,451	1,002,462	813,480	6,695,371
Reserve for credit losses (Note 12)	(133,820)	(155,980)	(144,868)	(1,134,935)
Total assets	¥10,433,666	¥9,142,786	¥9,405,013	$88,488,397
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit (Notes 13 and 21)	¥ 4,945,741	¥3,964,390	¥4,071,758	$41,945,055
Debentures (Note 14)	758,891	1,181,728	1,018,909	6,436,189
Call money	449,989	170,664	30,000	3,816,380
Collateral related to securities lending transactions (Note 21)	41,407	5,672	—	351,178
Commercial paper	168,700	77,800	133,200	1,430,752
Trading liabilities (Notes 15 and 33)	106,634	80,083	149,990	904,371
Borrowed money (Notes 16 and 21)	1,213,998	1,166,966	1,205,765	10,295,977
Foreign exchanges (Note 17)	4	170	39	42
Corporate bonds (Note 18)	300,627	82,016	298,002	2,549,636
Other liabilities (Notes 19, 21 and 33)	619,725	501,842	535,753	5,255,918
Accrued employees' bonuses	8,059	7,026	13,886	68,357
Accrued directors' bonuses	103	—	13	878
Reserve for retirement benefits	3,190	3,237	3,309	27,058
Reserve for loss on disposition of premises and equipment	—	153	—	—
Reserve for losses on interest repayments	2,485	—	—	21,076
Reserve under special law	2	2	2	21
Deferred tax liabilities	13,903	17,419	13,718	117,914
Acceptances and guarantees (Notes 20 and 21)	789,451	1,002,462	813,480	6,695,371
Total liabilities	9,422,915	8,261,635	8,287,832	79,916,173
Minority interests in subsidiaries (Note 23)		60,487	261,845	
Equity:				
Capital stock (Notes 22, 24 and 25):				
Common stock	291,853	180,853	180,853	2,475,225
Preferred stock	159,443	270,443	270,443	1,352,245
Capital surplus	18,558	18,558	18,558	157,394
Stock acquisition rights (Note 25)	260			2,209
Retained earnings	414,399	345,056	379,502	3,514,539
Unrealized (loss) gain on available-for-sale securities	(556)	2,794	2,208	(4,717)
Deferred loss on derivatives under hedge accounting	(3,944)			(33,450)
Foreign currency translation adjustments	2,604	2,968	3,781	22,088
Treasury stock, at cost (Notes 22, 24, 25 and 35)	(136,543)	(11)	(12)	(1,158,030)
Total	746,075	820,663	855,335	6,327,503
Minority interests in subsidiaries (Note 23)	264,675			2,244,721
Total equity	1,010,750	820,663	855,335	8,572,224
Total liabilities and equity	¥10,433,666	¥9,142,786	¥9,405,013	$88,488,397

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Income (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005, and the fiscal year ended March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)	Sept. 30, 2006 (6 months)
Interest income:				
Interest on loans and bills	¥59,341	¥50,816	¥104,460	$503,275
Interest and dividends on securities	16,811	8,370	16,879	142,576
Interest on deposits with banks	1,514	1,176	2,369	12,848
Other interest income	5,278	946	1,319	44,771
Total interest income	82,946	61,309	125,029	703,470
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	13,692	8,074	16,934	116,125
Interest and discounts on debentures	1,556	2,621	4,709	13,200
Interest on other borrowings	5,864	8,484	14,694	49,736
Other interest expenses	10,115	2,022	6,390	85,793
Total interest expenses	31,228	21,201	42,729	264,854
Net interest income	51,717	40,107	82,299	438,616
Fees and commissions income	34,075	34,239	68,263	288,993
Fees and commissions expenses	11,808	10,740	22,767	100,153
Net fees and commissions	22,266	23,498	45,496	188,840
Net trading income (Note 26)	11,272	12,743	27,513	95,607
Other business income, net:				
Income on leased assets and installment receivables, net	25,592	23,656	46,040	217,051
Income on monetary assets held in trust, net	6,271	6,669	23,505	53,189
Net gain on foreign exchanges	6,886	6,142	10,648	58,402
Net gain on securities	11,048	3,560	6,183	93,700
Net gain on other monetary claims purchased	10,351	7,060	17,176	87,795
Other, net (Note 27)	(7,038)	6,973	14,540	(59,695)
Net other business income	53,111	54,063	118,094	450,442
Total revenue	138,367	130,414	273,404	1,173,505
General and administrative expenses:				
Personnel expenses	32,100	28,813	59,767	272,243
Premises expenses	8,466	9,905	20,429	71,805
Technology and data processing expenses	10,055	8,186	16,764	85,277
Advertising expenses	5,585	4,158	8,404	47,368
Consumption and property taxes	3,865	3,991	7,518	32,781
Deposit insurance premium	1,417	1,153	2,307	12,024
Other general and administrative expenses	14,423	10,794	21,404	122,329
General and administrative expenses	75,913	67,003	136,596	643,827
Amortization of consolidation goodwill and other intangibles	10,541	14,689	29,445	89,399
Total general and administrative expenses	86,454	81,693	166,041	733,226
Net business profit	51,913	48,721	107,362	440,279
Net credit costs (Note 28)	5,235	14,562	30,190	44,401
Other gains (losses), net (Note 29)	606	1,654	(3,460)	5,142
Income before income taxes and minority interests	47,284	35,812	73,711	401,020
Income tax (benefit):				
Current	1,367	1,733	3,733	11,597
Deferred	(1,209)	(4,885)	(11,414)	(10,259)
Minority interests in net income of subsidiaries	8,269	1,258	5,293	70,131
Net income	¥38,857	¥37,706	¥ 76,099	$329,551
	Yen			U.S. dollars (Note 1)
Basic net income per common share (Note 34)	¥27.19	¥26.33	¥53.16	$0.23
Diluted net income per common share (Note 34)	19.54	18.71	37.75	0.17

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005, and the fiscal year ended March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)	Sept. 30, 2006 (6 months)
Common stock:				
Balance at beginning of period	¥ 180,853	¥180,853	¥180,853	$1,533,829
Conversion from preferred stock	111,000	—	—	941,396
Balance at end of period	291,853	180,853	180,853	2,475,225
Preferred stock:				
Balance at beginning of period	270,443	270,443	270,443	2,293,641
Conversion into common stock	(111,000)	—	—	(941,396)
Balance at end of period	159,443	270,443	270,443	1,352,245
Capital surplus:				
Balance at beginning of period	18,558	18,558	18,558	157,394
Balance at end of period	18,558	18,558	18,558	157,394
Stock acquisition rights:				
Balance at beginning of period				
Net change during the period	260			2,209
Balance at end of period	260			2,209
Retained earnings:				
Balance at beginning of period	379,502	311,039	311,039	3,218,575
Dividends paid	(3,947)	(3,688)	(7,635)	(33,475)
Bonuses to directors of consolidated subsidiaries	—	(0)	(0)	—
Net income	38,857	37,706	76,099	329,551
Disposal of treasury stock	(13)	—	—	(112)
Balance at end of period	414,399	345,056	379,502	3,514,539
Unrealized (loss) gain on available-for-sale securities:				
Balance at beginning of period	2,208	3,043	3,043	18,734
Net change during the period	(2,765)	(249)	(834)	(23,451)
Balance at end of period	(556)	2,794	2,208	(4,717)
Deferred loss on derivatives under hedge accounting:				
Balance at beginning of period				
Net change during the period	(3,944)			(33,450)
Balance at end of period	(3,944)			(33,450)
Foreign currency translation adjustments:				
Balance at beginning of period	3,781	2,738	2,738	32,075
Net change during the period	(1,177)	230	1,043	(9,987)
Balance at end of period	2,604	2,968	3,781	22,088
Treasury stock, at cost:				
Balance at beginning of period	(12)	(9)	(9)	(106)
Purchase of treasury stock	(136,671)	(2)	(3)	(1,159,113)
Disposal of treasury stock	140	—	—	1,189
Balance at end of period	(136,543)	(11)	(12)	(1,158,030)
Minority interests in subsidiaries:				
Balance at beginning of period				
Net change during the period	264,675			2,244,721
Balance at end of period	264,675			2,244,721
Total equity	¥1,010,750	¥820,663	¥855,335	$8,572,224

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.

Interim Consolidated Statements of Cash Flows (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005, and the fiscal year ended March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)	Sept. 30, 2006 (6 months)
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ **47,284**	¥ 35,812	¥ 73,711	$ **401,020**
Adjustments for:				
Income tax paid	**(3,986)**	(1,822)	(2,056)	**(33,807)**
Depreciation	**72,499**	70,729	142,302	**614,871**
Amortization of consolidation goodwill and other intangibles	**10,541**	14,689	29,445	**89,399**
Net change in reserve for credit losses	**(11,048)**	6,177	(4,940)	**(93,703)**
Net change in other reserves	**(3,468)**	(3,388)	2,676	**(29,419)**
Interest income	**(82,946)**	(61,309)	(125,029)	**(703,470)**
Interest expenses	**31,228**	21,201	42,729	**264,854**
Investment gains	**(10,755)**	(3,598)	(12,436)	**(91,214)**
Net exchange gain	**1,481**	(53)	(779)	**12,564**
Net change in trading assets	**(229,842)**	48,625	(25,079)	**(1,949,307)**
Net change in trading liabilities	**(43,356)**	10,981	80,889	**(367,708)**
Net change in loans and bills discounted	**(693,734)**	(396,993)	(698,761)	**(5,883,590)**
Net change in deposits, including negotiable certificates of deposit	**873,982**	511,576	618,944	**7,412,287**
Net change in debentures	**(260,017)**	(60,903)	(223,723)	**(2,205,224)**
Net change in borrowed money (other than subordinated debt)	**46,243**	(3,299)	76,499	**392,196**
Net change in corporate bonds (other than subordinated corporate bonds)	**6,845**	(4,333)	18,001	**58,060**
Net change in deposits with banks	**(26,217)**	29,438	(28,707)	**(222,354)**
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	**15,585**	29,518	38,815	**132,184**
Net change in call money, collateral related to securities lending transactions and commercial paper	**496,896**	36,540	(54,395)	**4,214,203**
Net change in foreign exchange assets	**(1,768)**	(4,331)	(3,589)	**(14,997)**
Net change in foreign exchange liabilities	**(34)**	149	18	**(294)**
Interest received	**72,521**	67,968	142,198	**615,062**
Interest paid	**(24,086)**	(19,903)	(41,464)	**(204,281)**
Net change in securities for trading purposes	**(37,471)**	(27,790)	(114,114)	**(317,799)**
Net change in monetary assets held in trust for trading purposes	**(59,235)**	(4,975)	(59,176)	**(502,379)**
Net change in leased assets	**(77,836)**	(68,499)	(125,396)	**(660,138)**
Other, net	**152,347**	(2,880)	(27,581)	**1,292,062**
Total adjustments	**214,367**	183,514	(354,709)	**1,818,058**
Net cash provided by (used in) operating activities	**261,651**	219,327	(280,998)	**2,219,078**
Cash flows from investing activities:				
Purchase of investments	**(1,216,129)**	(1,887,545)	(3,419,309)	**(10,314,049)**
Proceeds from sales of investments	**82,890**	368,956	708,726	**703,001**
Proceeds from maturity of investments	**861,947**	1,392,514	2,825,196	**7,310,219**
Purchase of premises and equipment (other than leased assets)	**(2,094)**	(2,797)	(6,488)	**(17,762)**
Proceeds from sales of premises and equipment (other than leased assets)	**6,525**	954	2,136	**55,340**
Payment for acquisition of new subsidiaries	**—**	—	(10,239)	**—**
Proceeds from sale of subsidiary's stock	**3,077**	9,116	32,616	**26,104**
Other, net	**(2,272)**	—	3,103	**(19,270)**
Net cash (used in) provided by investing activities	**(266,054)**	(118,800)	135,741	**(2,256,417)**
Cash flows from financing activities:				
Proceeds from subordinated debt	**60,000**	—	46,000	**508,863**
Repayment of subordinated debt	**(98,000)**	10,000	(77,000)	**(831,143)**
Proceeds from issuance of subordinated corporate bonds	**—**	—	199,870	**—**
Payment for redemption of subordinated corporate bonds	**(10,945)**	(3,000)	(11,166)	**(92,829)**
Proceeds from issuance of preferred securities to minority shareholders of subsidiaries	**0**	—	174,958	**4**
Payment for capital refundment to minority shareholders of subsidiaries	**(628)**	—	—	**(5,329)**
Dividends paid	**(3,947)**	(3,688)	(7,635)	**(33,475)**
Dividends paid to minority shareholders of subsidiaries	**(8,422)**	—	(1,310)	**(71,429)**
Purchase of treasury stock	**(136,671)**	(2)	(1)	**(1,159,113)**
Proceeds from sale of treasury stock	**126**	—	—	**1,077**
Net cash (used in) provided by financing activities	**(198,486)**	3,309	323,713	**(1,683,374)**
Foreign currency translation adjustments on cash and cash equivalents	**2**	3	31	**18**
Net change in cash and cash equivalents	**(202,887)**	103,839	178,487	**(1,720,695)**
Cash and cash equivalents at beginning of period	**340,713**	162,226	162,226	**2,889,610**
Cash and cash equivalents at end of period (Note 3)	¥ **137,826**	¥ 266,065	¥ 340,713	$ **1,168,915**

See accompanying "Notes to Interim Consolidated Financial Statements (Unaudited)," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Interim Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of generally accepted accounting principles in Japan (Japanese GAAP) and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the interim consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Interim Consolidated Financial Statements (the Business Accounting Council, March 13, 1998) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standard Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statements of shareholders' equity, which were previously voluntarily prepared in line with international accounting practices, are now required under Japanese GAAP and have been renamed "the interim consolidated statements of changes in equity" from the current fiscal year.

Certain reclassifications and rearrangements have been made to the interim consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of interim consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The interim consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.91 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

On September 8, 2006, the ASBJ issued "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" which is effective from September 30, 2006. The practical solution clarifies how the control and influence concept should be practically applied to the consolidation scope of collective investment vehicles, such as limited partnerships, *tokumei kumiai* system (silent partnerships) and other entities with similar characteristics, in order to eliminate intentional exclusions of such vehicles from consolidation. Based on the practical solution, the Bank reconsidered its consolidation scope. The effect of adopting this new Practical Solution was immaterial.

The number of consolidated subsidiaries and affiliates as of September 30, 2006 and 2005 was as follows:

	As of September 30, 2006	2005
Consolidated subsidiaries	**89**	77
Unconsolidated subsidiaries	**88**	78
Affiliates accounted for by the equity method	**27**	8

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai*'s assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of September 30, 2006 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	68.9%
Showa Leasing Co., Ltd.	Japan	96.3%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of September 30, 2006, the six month period ending dates are September 30 for 59 subsidiaries, July 31 for 3 subsidiaries and June 30 for 27 subsidiaries. Those consolidated subsidiaries whose six month periods end at dates other than September 30 are consolidated using their six month period-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their six month periods to the date of the Group's interim consolidated financial statements, except that 5 subsidiaries whose six month periods end at June 30 are consolidated using their September 30 interim financial statements.

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS") and Showa Leasing Co., Ltd. ("Showa Leasing"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are as listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	10 years
Merchant relationship	Sum-of-the-years digits	20 years

Showa Leasing Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name	Straight-line	10 years
Customer relationship	Sum-of-the-years digits	20 years
Maintenance component contracts	Straight-line	Subject to the remaining contract years
Sublease contracts	Straight-line	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as consolidation goodwill and is amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized by the Bank at the time of the acquisition due to uncertainty concerning their ultimate realization. Had the Bank recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of such benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) would result in accelerated goodwill amortization. The unamortized balances of identified intangible assets and consolidation goodwill are subject to impairment testing.

Effective April 1, 2006, the Bank included amortization of consolidation goodwill and other intangibles in total general and administrative expenses. Prior to April 1, 2006, amortization of consolidation goodwill and other intangibles was reported as an item below net business profit.

This change was made due to the change in the Appendix Format of the Enforcement Regulations of the Banking Law in line with the implementation of Japan's new Corporate Law (the "Corporate Law").

(c) Translation of Foreign Currency Financial Statements and Transactions
The interim financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective interim balance sheet dates, except for equity, which used to be called shareholders' equity and is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity in the accompanying interim consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the interim balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.
(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(d) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(e) Other Monetary Claims Purchased
The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(f) Valuation of Trading Account Activities
Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the period and the gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the beginning and the end of the period.

(g) Monetary Assets Held in Trust
The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(h) Securities
Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity. The cost of sales of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(i) Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of September 30, 2006 were as follows:

Buildings	3 years to 50 years
Equipment	2 years to 15 years

(j) Software
Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(k) Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. No significant impairment loss was recognized for the six month periods ended September 30, 2006 and 2005.

(l) Deferred Charges
Deferred discounts on the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the terms of the corporate bonds. After April 1, 2006, the amount equivalent to deferred discounts on corporate bonds, which used to be treated as deferred charges, are deducted directly from the par value of the corporate bonds based on the new accounting standard issued in line with the implementation of the Corporate Law.

Deferred issuance expenses for the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the corporate bonds or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations. Based on the new accounting standard issued in line with the implementation of the Corporate Law, deferred issuance expenses for the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the terms of the corporate bonds.

Deferred discounts on debentures are amortized using the straight-line method over the terms of the debentures.

Deferred issuance expenses for debentures issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Code and its regulations. Based on the new accounting standard issued in line with the implementation of the Corporate Law, deferred issuance expenses for debentures issued after April 1, 2006 are amortized using the straight-line method over the terms of the debentures.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(m) Reserve for Credit Losses
The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method (the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be past one year as from each fiscal year-end (0.5 year for the interim closing), or (2) the

average of three consecutive calculation periods defined to be past three years as from each fiscal year-end (2.5 years for the interim closing). However, the recent actual loan loss ratio has rapidly declined, resulting in a poorer basis for loan loss calculation. Starting from the fiscal year ending March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998 when the actual track records for loan losses have been maintained. As a result, the reserve for credit losses as of September 30, 2006 was ¥20,822 million higher and income before income taxes and minority interests for the six months ended September 30, 2006 was lower by the same amount than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which DIC has not yet accepted, as well as a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans and certain litigation claims.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and a certain consolidated subsidiary to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥37,347 million (U.S.$316,749 thousand) and ¥6,797 million as of September 30, 2006 and 2005, respectively.

(n) Accrued Bonuses for Employees and Directors
Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each period.

(o) Reserve for Retirement Benefits
The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of the Bank's consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the period of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(p) Reserve for Loss on Disposition of Premises and Equipment
The reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated with respect to expenses for the relocation of branches and offices.

(q) Reserve for Losses on Interest Repayments
On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies make certain provisions as of September 30, 2006, for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki Co., Ltd. ("Shinki") was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the Audit Guidelines, ¥909 million, was recorded in other gains (losses), net, for the six months ended September 30, 2006.

(r) Reserve under Special Law
The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law of Japan.

(s) Presentation of Equity
On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. In accordance with this new accounting standard, effective for the fiscal year ending March 31, 2007, certain items which were previously not presented as components of shareholders' equity, such as stock acquisition rights, minority interests and any deferred gains or losses on derivatives under hedge accounting, are presented as components of equity, which used to be called shareholders' equity. Reclassification of prior periods was not made.

(t) Accounting for Stock Options
On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance which are applicable to stock options newly granted on and after May 1, 2006. Based on this standard and guidance, the Bank recognizes compensation expense for stock options based on the fair value at the date of grant over the vesting period as consideration for receiving services. In the balance sheets, stock options are presented as stock acquisition rights as a separate component of equity until exercised.

(u) Accounting for Lease Transactions
Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the interim consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(v) Installment Sales Finance and Credit Guarantees
Fees from installment sales finance have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(w) Income Taxes
Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(x) Derivatives and Hedge Accounting
Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized. Net deferred gains or losses on derivatives under hedge accounting which were previously presented as assets or liabilities are now presented as a component of equity under the new accounting standard effective for the fiscal year ending March 31, 2007.

The gross amounts of deferred losses and gains on derivatives under hedge accounting recorded as a result of the application of deferral hedge accounting were ¥1,914 million and ¥4,396 million as of September 30, 2005, respectively. The net amounts were included in other liabilities.

(i) Hedge of interest rate risks
Derivative transactions that meet the hedge accounting criteria for mitigating interest risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit

Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedge is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of September 30, 2006 and 2005 were ¥28 million (U.S.$245 thousand) and ¥124 million, respectively. The unamortized balances of deferred hedge gains attributable to macro hedge accounting, before deduction of tax benefit, as of September 30, 2005 were ¥70 million. The net amounts were included in deferred loss on derivatives under hedge accounting.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

The consolidated domestic leasing subsidiaries partially apply deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA.

(ii) Hedge of foreign exchange fluctuation risks
Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions
Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(y) Per Share Information
Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective period, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the period with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the period and at the beginning of the period for those previously issued and outstanding at the beginning of the period.

(z) Reclassifications
Certain reclassifications have been made to the interim consolidated financial statements for the six months ended September 30, 2005 to conform to the presentation for the six months ended September 30, 2006.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of period and cash and due from banks in the interim consolidated balance sheets as of September 30, 2006 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Cash and due from banks	**¥ 312,406**	¥352,584	**$ 2,649,532**
Interest-bearing deposits included in due from banks	**(174,579)**	(86,518)	**(1,480,617)**
Cash and cash equivalents at end of period	**¥ 137,826**	¥266,065	**$ 1,168,915**

4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Trading purposes	**¥209,715**	¥151,471	**$1,778,604**
Other	**87,240**	92,916	**739,891**
Total	**¥296,955**	¥244,387	**$2,518,495**

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of September 30, 2006 and 2005 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2006		2005		**2006**	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	**¥209,715**	**¥(8,536)**	¥151,471	¥(805)	**$1,778,604**	**$(72,403)**

5. Trading Assets

Trading assets as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Trading securities	¥ 23,039	¥ 4,656	$ 195,395
Derivatives for trading securities	8,944	8,261	75,860
Securities held to hedge trading transactions	284,890	41,833	2,416,171
Derivatives for securities held to hedge trading transactions	6,789	854	57,581
Trading-related financial derivatives	99,760	64,269	846,071
Total	¥423,423	¥119,876	$3,591,078

6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Trading purposes	¥336,670	¥223,233	$2,855,314
Other	169,893	170,460	1,440,876
Total	¥506,563	¥393,694	$4,296,190

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of September 30, 2006 and 2005 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2006		2005		2006	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥336,670	¥(6,473)	¥223,233	¥(6,071)	$2,855,314	$(54,906)

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of September 30, 2006 and 2005 was ¥169,893 million (U.S.$1,440,876 thousand) and ¥170,460 million, respectively.

7. Securities

(a) Securities as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Trading securities	¥ 200,137	¥ 76,341	$ 1,697,375
Securities being held to maturity	346,909	160,534	2,942,159
Securities available-for-sale:			
Marketable securities, at fair value	945,780	1,163,046	8,021,207
Book value of securities whose fair value is not readily determinable	213,261	253,653	1,808,678
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	65,704	24,714	557,240
Total	¥1,771,793	¥1,678,291	$15,026,659

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of September 30, 2006 and 2005 were ¥72,565 million (U.S.$615,435 thousand) and ¥25,479 million, respectively.

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of September 30, 2006 and 2005 were as follows:

	Millions of yen							
	As of September 30, 2006				As of September 30, 2005			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	¥314,437	¥ 94	¥1,419	¥313,112	¥ 160,534	¥ 0	¥ 793	¥ 159,741
Japanese corporate bonds	32,472	9	5	32,476	—	—	—	—
Total	¥346,909	¥ 103	¥1,424	¥345,589	¥ 160,534	¥ 0	¥ 793	¥ 159,741
Securities available-for-sale:								
Equity securities	¥ 11,984	¥2,332	¥ 885	¥ 13,432	¥ 16,604	¥4,502	¥ 223	¥ 20,883
Japanese national government bonds	396,134	67	3,265	392,936	469,996	8	2,474	467,531
Japanese local government bonds	71,796	0	31	71,764	166,163	0	80	166,083
Japanese corporate bonds	185,996	270	90	186,175	367,908	109	102	367,915
Other, mainly foreign debt securities	280,215	1,633	405	281,470	137,424	4,143	743	140,632
Total	¥946,127	¥4,304	¥4,678	¥945,780	¥1,158,097	¥8,763	¥3,623	¥1,163,046

	Thousands of U.S. dollars			
	As of September 30, 2006			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$2,666,760	$ 799	$12,034	$2,655,525
Japanese corporate bonds	275,399	83	43	275,439
Total	$2,942,159	$ 882	$12,077	$2,930,964
Securities available-for-sale:				
Equity securities	$ 101,641	$19,785	$ 7,506	$ 113,920
Japanese national government bonds	3,359,637	574	27,695	3,332,516
Japanese local government bonds	608,907	0	269	608,638
Japanese corporate bonds	1,577,444	2,291	769	1,578,966
Other, mainly foreign debt securities	2,376,524	13,855	3,442	2,387,167
Total	$8,024,153	$36,505	$39,681	$8,021,207

Gross unrealized gains and losses as of September 30, 2006 and 2005, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥27 million (gain) (U.S.$231 thousand) and ¥191 million (loss), respectively, and for which the gains or losses have been recorded in other business income, net.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss of marketable securities available-for-sale for the six months ended September 30, 2006 was ¥323 million (U.S.$2,741 thousand).

(c) Securities available-for-sale sold during the six months ended September 30, 2006 and 2005 were as follows:

	Millions of yen					
	Six months ended September 30, 2006			Six months ended September 30, 2005		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥99,025	¥8,218	¥1,934	¥361,094	¥2,685	¥2,228

	Thousands of U.S. dollars		
	Six months ended September 30, 2006		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$839,844	$69,698	$16,406

(d) The book value of securities available-for-sale whose fair value is not readily determinable as of September 30, 2006 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Equity securities	¥ 6,754	¥ 5,376	$ 57,283
Japanese local government bonds	4	105	34
Japanese corporate bonds	131,421	215,327	1,114,596
Foreign securities	61,731	23,846	523,546
Other	13,349	8,998	113,219
Total	¥213,261	¥253,653	$1,808,678

(e) Redemption schedules for securities being held to maturity and available-for-sale as of September 30, 2006 and 2005 were as follows:

	Millions of yen							
	As of September 30, 2006				As of September 30, 2005			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥202,392	¥455,164	¥ 2,459	¥ 47,357	¥289,842	¥203,190	¥ 80,520	¥54,513
Japanese local government bonds	71,754	4	9	—	165,066	1,113	9	—
Japanese corporate bonds	162,714	176,021	13,057	41,800	352,558	228,745	1,937	—
Subtotal	436,861	631,191	15,525	89,158	807,467	433,049	82,466	54,513
Other	6,355	101,573	130,984	138,360	5,623	98,680	42,323	17,708
Total	¥443,217	¥732,764	¥146,509	¥227,519	¥813,091	¥531,730	¥124,789	¥72,221

	Thousands of U.S. dollars			
	As of September 30, 2006			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$1,716,501	$3,860,274	$ 20,859	$ 401,641
Japanese local government bonds	608,557	38	78	—
Japanese corporate bonds	1,379,987	1,492,850	110,738	354,516
Subtotal	3,705,045	5,353,162	131,675	756,157
Other	53,904	861,448	1,110,882	1,173,443
Total	$3,758,949	$6,214,610	$1,242,557	$1,929,600

8. Loans and Bills Discounted

Loans and bills discounted as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Loans on deeds	¥3,931,343	¥3,184,555	$33,341,902
Loans on bills	117,647	137,248	997,770
Bills discounted	356	70	3,020
Overdrafts	732,072	506,196	6,208,743
Total	¥4,781,419	¥3,828,070	$40,551,435

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥2,077 million (U.S.$17,619 thousand) and ¥3,348 million as of September 30, 2006 and 2005, respectively, as well as non-accrual delinquent loans totaling ¥19,401 million (U.S.$164,543 thousand) and ¥48,209 million as of September 30, 2006 and 2005, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of September 30, 2006 and 2005 were ¥4,125 million (U.S.$34,992 thousand) and ¥2,530 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of September 30, 2006 and 2005 were ¥38,241 million (U.S.$324,329 thousand) and ¥36,068 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of September 30, 2006 and 2005 were ¥125,737 million (U.S.$1,066,382 thousand) and ¥127,911 million, respectively. This "off-balance sheet" treatment was in accordance with guideline issued by the JICPA.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥183,646 million (U.S.$1,557,514 thousand) and ¥252,812 million as of September 30, 2006 and 2005, respectively, with the subordinated certificates retained by the Bank totaling ¥67,373 million (U.S.$571,394 thousand) and ¥97,856 million as of September 30, 2006 and 2005, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 issued by the JICPA, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of September 30, 2006 and 2005 were ¥199 million (U.S.$1,695 thousand) and ¥75 million, respectively.

9. Other Assets

Other assets as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Accrued income	¥ 44,053	¥ 36,423	$ 373,619
Prepaid expenses	7,356	6,227	62,394
Fair value of derivatives	67,874	21,589	575,648
Financial stabilization fund contribution	70,239	70,239	595,700
Accounts receivable	53,678	70,506	455,253
Installment receivables	483,950	415,677	4,104,403
Security deposits	16,178	15,874	137,212
Other	100,863	106,325	855,424
Total	¥844,194	¥742,864	$7,159,653

Installment receivables in other assets as of September 30, 2006 and 2005 include credits to bankrupt obligors totaling ¥1,252 million (U.S.$10,624 thousand) and ¥1,860 million, non-accrual delinquent credits totaling ¥3,575 million (U.S.$30,324 thousand) and ¥5,373 million, credits past due for three months or more of ¥2,066 million (U.S.$17,522 thousand) and ¥1,068 million, and restructured credits of ¥13,985 million (U.S.$118,615 thousand) and ¥17,634 million, respectively.

10. Premises and Equipment

Premises and equipment as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Land	¥ 41,756	¥ 43,597	$ 354,137
Buildings	50,062	49,000	424,580
Tangible leased assets	475,546	367,521	4,033,131
Other	16,862	16,258	143,016
Subtotal	584,227	476,378	4,954,864
Accumulated depreciation	(186,075)	(72,980)	(1,578,113)
Net book value	¥398,152	¥403,397	$ 3,376,751

11. Intangible Assets

Intangible assets as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Intangibles acquired through acquisitions	¥ 63,887	¥ 72,654	$ 541,836
Software	25,432	25,985	215,690
Intangible leased assets	42,214	42,792	358,022
Goodwill, net	219,411	229,614	1,860,836
Other	134	131	1,138
Total	¥351,079	¥371,178	$2,977,522

12. Reserve for Credit Losses

Reserve for credit losses as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Reserve for loan losses:			
General reserve	¥ 50,893	¥ 76,074	$ 431,631
Specific reserve	49,642	46,322	421,017
Reserve for loans to restructuring countries	6	16	53
Subtotal	100,541	122,413	852,701
Specific reserve for other credit losses	33,278	33,566	282,234
Total	¥133,820	¥155,980	$1,134,935

13. Deposits, including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Current	¥ 28,729	¥ 46,541	$ 243,660
Ordinary	1,305,638	1,083,890	11,073,175
Notice	25,364	19,491	215,121
Time	2,836,302	2,148,625	24,054,807
Negotiable certificates of deposit	348,388	319,292	2,954,699
Other	401,317	346,548	3,403,593
Total	¥4,945,741	¥3,964,390	$41,945,055

14. Debentures

Debentures as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Coupon debentures	¥758,891	¥1,176,827	$6,436,189
Discount debentures	—	4,901	—
Total	¥758,891	¥1,181,728	$6,436,189

Annual maturities of debentures as of September 30, 2006 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2007	¥125,038	$1,060,455
2008	171,519	1,454,661
2009	157,360	1,334,584
2010	143,640	1,218,221
2011 and thereafter	161,332	1,368,268
Total	¥758,891	$6,436,189

15. Trading Liabilities

Trading liabilities as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Derivatives for trading securities	¥ 15,756	¥ 3,921	$133,635
Securities related to trading transactions sold for short sales	—	217	—
Derivatives for securities held to hedge trading transactions	1,073	952	9,108
Trading-related financial derivatives	89,487	74,402	758,947
Other	316	588	2,681
Total	¥106,634	¥80,083	$904,371

16. Borrowed Money

Borrowed money as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Subordinated debt	¥ 106,000	¥ 185,000	$ 898,991
Borrowings from the Bank of Japan and other financial institutions	1,107,998	981,966	9,396,986
Total	¥1,213,998	¥1,166,966	$10,295,977

Annual maturities of borrowed money as of September 30, 2006 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2007	¥ 544,784	$ 4,620,341
2008	129,834	1,101,135
2009	168,269	1,427,103
2010	120,310	1,020,355
2011 and thereafter	250,799	2,127,043
Total	¥1,213,998	$10,295,977

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Foreign exchange assets:			
Foreign bills bought	¥ 7	¥ 5	$ 61
Foreign bills receivable	589	4,526	5,000
Due from foreign banks	13,311	8,349	112,899
Total	¥13,908	¥12,881	$117,960
Foreign exchange liabilities:			
Foreign bills payable	¥3	¥168	$26
Due to foreign banks	1	1	16
Total	¥4	¥170	$42

18. Corporate Bonds

Corporate bonds as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Corporate bonds	¥ 42,984	¥11,745	$ 364,557
Subordinated bonds	257,642	70,270	2,185,079
Total	¥300,627	¥82,016	$2,549,636

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The subordinated notes bear interest at a fixed rate of 3.75% for five years.

Annual maturities of corporate bonds as of September 30, 2006 were as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2007	¥ 3,498	$ 29,668
2008	1,073	9,102
2009	17,091	144,955
2010	2,882	24,447
2011 and thereafter	276,081	2,341,464
Total	¥300,627	$2,549,636

19. Other Liabilities

Other liabilities as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Accrued expenses	**¥ 54,295**	¥ 47,350	**$ 460,478**
Unearned income	**2,354**	2,295	**19,972**
Income taxes payable	**1,615**	2,452	**13,700**
Fair value of derivatives	**63,575**	16,586	**539,183**
Deferred gains on derivatives for hedging purposes	**—**	2,481	**—**
Matured debentures, including interest	**34,589**	38,733	**293,355**
Trust account	**30,145**	46,044	**255,666**
Accounts payable	**93,763**	85,938	**795,215**
Deferred gains on installment receivables	**62,854**	73,829	**533,068**
Deposits payable	**114,391**	106,149	**970,158**
Other	**162,140**	79,980	**1,375,123**
Total	**¥619,725**	¥501,842	**$5,255,918**

20. Acceptances and Guarantees

Acceptances and guarantees as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Guarantees	**¥789,451**	¥1,002,414	**$6,695,371**
Letters of credit	**—**	47	**—**
Total	**¥789,451**	¥1,002,462	**$6,695,371**

21. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	2006
Assets:			
Cash and due from banks	**¥ 70**	¥ 10	**$ 594**
Trading assets	**41,415**	—	**351,243**
Securities	**274,190**	325,269	**2,325,423**
Loans and bills discounted	**95,000**	102	**805,699**
Other assets	**—**	1,329	**—**
Premises and equipment	**—**	321	**—**
Debts:			
Deposits, including negotiable certificates of deposit	**¥ 598**	¥ 5,457	**$ 5,072**
Collateral related to securities lending transactions	**41,407**	5,672	**351,178**
Borrowed money	**84,593**	3,276	**717,440**
Other liabilities	**—**	1,225	**—**
Acceptances and guarantees	**908**	—	**7,707**

A total of ¥44,737 million (U.S.$379,418 thousand) and ¥1,962 million of unearned lease claims are pledged as collateral for the above-mentioned borrowed money as of September 30, 2006 and 2005, respectively.

In addition, ¥175,001 million (U.S.$1,484,193 thousand) of securities as of September 30, 2006, and ¥125,870 million of securities as of September 30, 2005 were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥10,203 million (U.S.$86,536 thousand) and ¥7,899 million of margin deposits for futures transactions outstanding were included in other assets as of September 30, 2006 and 2005, respectively.

22. Resolution of Public Funds

On July 31, 2006, the DIC accepted the Bank's proposal for the Resolution and Collection Corporation (the "RCC") to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class B preferred shares issued by the Bank into 200,033,338 of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000,000 common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class B preferred shares was revised from ¥599.90 to ¥735.

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006.

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033,000 shares) through ToSTNeT-2, the Bank placed a purchase order for the 200,033,000 shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466,000 shares for the aggregate amount of ¥132,125,898,000.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (*tangen-kabu*), following the request by the RCC pursuant to Article 192 of the Corporate Law.

23. Preferred Securities Issued by Subsidiaries Outside Japan

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the interim consolidated financial statements of the Bank.

24. Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of September 30, 2006 was as follows:

(a) 2,500,000 thousand common shares.
(b) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock for the six months ended September 30, 2006:

	Common stock	Preferred stock Class A	Preferred stock Class B	Treasury stock
	Outstanding member of shares (thousands)	Shares (thousands)	Shares (thousands)	Shares (thousands)
Six months ended September 30, 2006:				
Beginning of period	1,358,537	74,528	600,000	17
Increase	200,033[*1]	—	—	181,622[*1]
Decrease	—	—	(300,000)[*1]	(189)
End of period	1,558,570	74,528	300,000	181,450

Note: [*1] These changes were due to the commencement of the resolution of public funds.

25. Stock Acquisition Rights

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its wholly owned subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights afterwards.

Based on the resolution of the annual general meeting of shareholders on June 24, 2005, the Bank issued 20,042 stock acquisition rights, which are exchangeable for up to 20,042 thousand common shares, between June 27, 2005 and May 25, 2006. The exercise period is from July 1, 2005 to June 23, 2015 and the exercise prices vary from ¥601 to ¥825. The following table shows the details of the stock acquisition rights issued during the six months ended September 30, 2006:

Date of issuance	Total number of stock acquisition rights issued	Total number of holders	Exercise period	Exercise price
May 25, 2006	5,342	462	June 1, 2008– June 23, 2015	¥825
May 25, 2006	3,027	40	June 1, 2006– June 23, 2015	¥825
May 25, 2006	1,439	135	June 1, 2008– June 23, 2015	¥825
May 25, 2006	331	35	June 1, 2006– June 23, 2015	¥825

At the annual general meeting of shareholders on June 27, 2006, the Bank obtained approval for the issuance of up to a total of 12,000 stock acquisition rights. Based on this approval, the Bank has not issued any stock acquisition rights yet as at September 30, 2006. Therefore, the remaining 12,000 stock acquisition rights, which are exchangeable for up to 12,000 thousand common shares, may be issued by the closing of the next annual general meeting of shareholders scheduled to be held in June 2007.

Total number of stock acquisition rights outstanding as of September 30, 2006 and 2005 was 26,972 and 19,972, respectively.

At the annual general meeting of shareholders on June 27, 2006, the Bank obtained approval to acquire up to 30,000 thousand of its common shares at an aggregate acquisition price of up to ¥30 billion as treasury stock in order to execute the stock option plan. The acquisitions can be made within one year from the closing of the annual general meeting of shareholders on June 27, 2006.

26. Net Trading Income

Net trading income for the six months ended September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2006	2005	**2006**
Income from trading securities	**¥ 1,200**	¥ 2,828	**$10,183**
Income from securities held to hedge trading transactions	**3,903**	1,527	**33,109**
Income from trading-related financial derivatives	**6,324**	8,435	**53,641**
Other, net	**(156)**	(47)	**(1,326)**
Total	**¥11,272**	¥12,743	**$95,607**

27. Other Business Income, Net

"Other, net" in other business income, net, for the six months ended September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2006	2005	**2006**
Losses from derivatives for banking purposes, net	**¥(6,189)**	¥(1,268)	**$(52,494)**
Equity in net (loss) income of affiliates	**(3,547)**	2,056	**(30,090)**
Gain on lease cancellation and other lease income, net	**1,289**	898	**10,932**
Other, net	**1,409**	5,286	**11,957**
Total	**¥(7,038)**	¥ 6,973	**$(59,695)**

28. Net Credit Costs

Net credit costs for the six months ended September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2006	2005	**2006**
Losses on write-off of loans	**¥ 403**	¥ 1,611	**$ 3,419**
Net provision of reserve for loan losses:			
Net provision of general reserve for loan losses	**24,752**	27,644	**209,931**
Net reversal of specific reserve for loan losses	**(20,752)**	(17,396)	**(176,002)**
Net provision of reserve for loan losses to restructuring countries	**0**	10	**5**
Subtotal	**4,001**	10,258	**33,934**
Net provision of specific reserve for other credit losses	**32**	1,105	**279**
Losses on write-off of bonds	**—**	169	**—**
Other credit costs relating to leasing business	**798**	1,417	**6,769**
Total	**¥ 5,235**	¥ 14,562	**$ 44,401**

29. Other Gains (Losses), Net

Other gains (losses), net, for the six months ended September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2006	2005	**2006**
Net gain (loss) on disposal of premises and equipment	**¥ 2,073**	¥ (62)	**$ 17,588**
Pension-related costs	**(302)**	(376)	**(2,567)**
Gain on prescription of debentures	**108**	112	**924**
Recoveries of written-off claims	**117**	303	**1,000**
Gain on sale of subsidiary's stock	**—**	2,371	**—**
Other, net	**(1,391)**	(694)	**(11,803)**
Total	**¥ 606**	¥1,654	**$ 5,142**

30. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of September 30, 2006 and 2005 consisted of the following:

As Lessee

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	**2006**	2005	**2006**
Acquisition cost:			
Equipment	**¥3,147**	¥2,871	**$26,696**
Other	**221**	219	**1,882**
Total	**¥3,369**	¥3,090	**$28,578**
Accumulated depreciation:			
Equipment	**¥1,489**	¥ 700	**$12,630**
Other	**101**	123	**858**
Total	**¥1,590**	¥ 824	**$13,488**
Net balance:			
Equipment	**¥1,658**	¥2,170	**$14,065**
Other	**120**	96	**1,024**
Total	**¥1,779**	¥2,266	**$15,089**

Lease obligations as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Obligations:			
Due within one year	**¥ 829**	¥ 746	**$ 7,037**
Due after one year	**1,027**	1,592	**8,714**
Total	**¥1,857**	¥2,339	**$15,751**

For the six months ended September 30, 2006 and 2005, total lease payments were ¥464 million (U.S.$3,935 thousand) and ¥418 million, assumed depreciation expenses were ¥428 million (U.S.$3,635 thousand) and ¥382 million, and assumed interest expenses were ¥32 million (U.S.$276 thousand) and ¥40 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense and is allocated to each period using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
Leased assets	**2006**	2005	**2006**
Acquisition cost:			
Equipment	**¥421,604**	¥332,676	**$3,575,650**
Other	**72,528**	59,069	**615,118**
Total	**¥494,133**	¥391,746	**$4,190,768**
Accumulated depreciation:			
Equipment	**¥148,424**	¥ 53,965	**$1,258,792**
Other	**25,190**	9,376	**213,643**
Total	**¥173,614**	¥ 63,342	**$1,472,435**
Net balance:			
Equipment	**¥273,180**	¥278,710	**$2,316,858**
Other	**47,337**	49,693	**401,475**
Total	**¥320,518**	¥328,404	**$2,718,333**

Future lease payment receivables as of September 30, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Future lease payment receivables:			
Due within one year	**¥112,918**	¥116,976	**$ 957,669**
Due after one year	**338,423**	227,282	**2,870,184**
Total	**¥451,342**	¥344,258	**$3,827,853**

For the six months ended September 30, 2006 and 2005, total lease revenues were ¥69,147 million (U.S.$586,445 thousand) and ¥72,765 million, depreciation expenses were ¥61,438 million (U.S.$521,060 thousand) and ¥62,151 million, and assumed interest income was ¥8,169 million (U.S.$69,288 thousand) and ¥7,508 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The difference between total lease revenues and acquisition cost of leased assets is credited to assumed interest income and is allocated to each period using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of September 30, 2006 and 2005 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Obligations:			
Due within one year	**¥1,410**	¥1,298	**$11,962**
Due after one year	**4,435**	5,066	**37,614**
Total	**¥5,845**	¥6,365	**$49,576**

As Lessor

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2006	2005	**2006**
Future lease payment receivables:			
Due within one year	**¥ 8,168**	¥ 9,418	**$ 69,279**
Due after one year	**8,138**	11,447	**69,024**
Total	**¥16,307**	¥20,865	**$138,303**

31. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of this volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

32. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,443,476 million (U.S.$37,685,321 thousand) and ¥3,579,203 million as of September 30, 2006 and 2005, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥4,203,890 million (U.S.$35,653,388 thousand) and ¥3,360,162 million as of September 30, 2006 and 2005, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

33. Derivative Financial Instruments

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of September 30, 2006 and 2005 were as follows:

	Millions of yen					
	As of September 30, 2006			As of September 30, 2005		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	¥ 364,429	¥ (149)	¥ (149)	¥ 22,825	¥ 2	¥ 2
Interest rate options (listed)	110,892	(4)	(8)	92,363	23	5
Interest rate swaps (over-the-counter)	9,371,067	(3,201)	(3,201)	6,150,479	282	282
Interest rate swaptions (over-the-counter)	4,250,987	28,468	40,188	3,115,789	12,503	(9,345)
Interest rate options (over-the-counter)	510,726	24	2,062	745,607	(571)	(6,181)
Total		¥25,196	¥38,891		¥12,241	¥(15,236)

	Thousands of U.S. dollars		
	As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Futures contracts (listed)	$ 3,090,741	$ (1,268)	$ (1,268)
Interest rate options (listed)	940,482	(42)	(74)
Interest rate swaps (over-the-counter)	79,476,445	(27,155)	(27,155)
Interest rate swaptions (over-the-counter)	36,052,818	241,444	340,844
Interest rate options (over-the-counter)	4,331,496	211	17,493
Total		$213,190	$329,840

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Reserve for credit risks of ¥1,062 million (U.S.$9,011 thousand) and ¥625 million, which were recorded as of September 30, 2006 and 2005, respectively, are not reflected in the fair value shown in the tables above. Reserve for liquidity risks of ¥4,197 million (U.S.$35,596 thousand) and ¥3,849 million, which were recorded as of September 30, 2006 and 2005, respectively, are not reflected in the fair value shown in the tables above.

(b) Currency-Related Transactions

Currency-related transactions as of September 30, 2006 and 2005 were as follows:

	Millions of yen					
	As of September 30, 2006			As of September 30, 2005		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	¥ 623,506	¥10,107	¥10,107	¥154,548	¥ (615)	¥ (615)
Forward foreign exchange contracts (over-the-counter)	1,040,988	3,787	3,787	468,529	3,589	3,589
Currency options (over-the-counter)	1,467,704	(753)	8,354	410,431	1,718	2,957
Total		¥13,141	¥22,249		¥4,691	¥5,930

	Thousands of U.S. dollars		
	As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain
Currency swaps (over-the-counter)	$ 5,287,986	$ 85,723	$ 85,723
Forward foreign exchange contracts (over-the-counter)	8,828,668	32,119	32,119
Currency options (over-the-counter)	12,447,666	(6,390)	70,857
Total		$111,452	$188,699

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(c) Equity-Related Transactions
Equity-related transactions as of September 30, 2006 and 2005 were as follows:

	Millions of yen					
	As of September 30, 2006			As of September 30, 2005		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	¥ 47,053	¥ 287	¥ 287	¥ 24,760	¥1,970	¥1,970
Equity index options (listed)	2,949	25	(57)	14,245	1,032	1,059
Equity options (over-the-counter)	436,921	(4,803)	917	150,178	(3,302)	34
Other (over-the-counter)	207,848	6,492	6,391	171,999	417	(686)
Total		¥2,002	¥7,539		¥ 118	¥2,378

	Thousands of U.S. dollars		
	As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Equity index futures (listed)	$ 399,064	$ 2,435	$ 2,435
Equity index options (listed)	25,012	220	(484)
Equity options (over-the-counter)	3,705,551	(40,739)	7,784
Other (over-the-counter)	1,762,770	55,066	54,207
Total		$ 16,982	$63,942

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(d) Bond-Related Transactions
Bond-related transactions as of September 30, 2006 and 2005 were as follows:

	Millions of yen					
	As of September 30, 2006			As of September 30, 2005		
	Contract/ Notional principal	Fair value	Unrealized gain	Contract/ Notional principal	Fair value	Unrealized gain (loss)
Bond futures (listed)	¥29,712	¥51	¥51	¥25,760	¥88	¥88
Bond futures options (listed)	—	—	—	1,262	1	(1)
Total		¥51	¥51		¥90	¥87

	Thousands of U.S. dollars		
	As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized gain
Bond futures (listed)	$251,990	$437	$437
Bond futures options (listed)	—	—	—
Total		$437	$437

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(e) Credit Derivatives Transactions
Credit derivatives transactions as of September 30, 2006 and 2005 were as follows:

	Millions of yen					
	As of September 30, 2006			As of September 30, 2005		
	Contract/ Notional principal	Fair value	Unrealized loss	Contract/ Notional principal	Fair value	Unrealized loss
Credit default options (over-the-counter)	¥1,858,774	¥(373)	¥(373)	¥1,204,300	¥(277)	¥(277)

	Thousands of U.S. dollars		
	As of September 30, 2006		
	Contract/ Notional principal	Fair value	Unrealized loss
Credit default options (over-the-counter)	$15,764,349	$(3,172)	$(3,172)

Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

34. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the six months ended September 30, 2006 and 2005 is as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the six months ended September 30, 2006:				
Basic EPS				
Net income available to common shareholders	**¥37,646**	**1,384,101**	**¥27.19**	**$0.23**
Effect of dilutive securities				
Preferred stock	**1,210**	**601,424**		
Stock acquisition rights	**—**	**2,588**		
Diluted EPS				
Net income for computation	**¥38,857**	**1,988,114**	**¥19.54**	**$0.17**
For the six months ended September 30, 2005:				
Basic EPS				
Net income available to common shareholders	¥35,770	1,358,521	¥26.33	
Effect of dilutive securities				
Preferred stock	1,936	656,350		
Stock acquisition rights	—	285		
Diluted EPS				
Net income for computation	¥37,706	2,015,158	¥18.71	

35. Subsequent Events

(a) Cancellation of Treasury Stock

On November 16, 2006, the Bank canceled 85,000 thousand common shares then held as treasury stock pursuant to Article 178 of the Corporate Law based on the approval of the Board of Directors on November 15, 2006.

(b) Sale of Investment in Bluebay Asset Management

The Bank sold a portion of its investment in the common shares of Bluebay Asset Management Limited ("Bluebay"), one of the Bank's affiliates accounted for by the equity method, in Bluebay's initial public offering ("IPO") on the London Stock Exchange on November 22, 2006.

As a result of the sale, the Bank's ownership in Bluebay has been reduced from approximately 15% to 5% and Bluebay is no longer an affiliate of the Bank, and the Bank expects to recognize ¥11.6 billion (U.S.$98.8 million) in gain which will be included in other gains, net, in the consolidated statements of income for the fiscal year ending March 31, 2007.

(c) Issuance of GBP-Denominated Perpetual Subordinated Notes

On December 6, 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes outside of Japan and the United States with a denomination of £1,000. The issue price was 99.669% of the principal amount. The notes will bear interests at the fixed rate per annum of 5.625% from December 6, 2006 to December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

(d) Interim Dividends

The following interim dividends were paid on December 8, 2006 upon resolution of the Board of Directors adopted at a meeting held on November 15, 2006:

		Millions of yen	Thousands of U.S. dollars
Class A preferred share	(¥6.05 per share)	**¥ 484**	**$ 4,108**
Class B preferred share	(¥2.42 per share)	**726**	**6,157**
Common share	(¥1.66 per share)	**2,286**	**19,388**
Total		**¥3,496**	**$29,653**

Interim Non-Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited
As of September 30, 2006 and 2005, and March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2006	Sept. 30, 2005	Mar. 31, 2006	Sept. 30, 2006
ASSETS				
Cash and due from banks	¥ 137,839	¥ 206,602	¥ 315,282	$ 1,169,024
Call loans	20,000	117,000	50,000	169,621
Collateral related to securities borrowing transactions	27,215	5,232	33,107	230,820
Other monetary claims purchased	63,778	40,365	40,233	540,912
Trading assets	393,601	111,506	173,315	3,338,149
Monetary assets held in trust	628,396	440,625	556,448	5,329,459
Securities	2,049,116	2,016,488	1,809,798	17,378,646
Loans and bills discounted	4,683,764	3,788,017	3,961,246	39,723,218
Foreign exchanges	13,908	12,881	12,140	117,960
Other assets	238,584	205,110	272,634	2,023,449
Premises and equipment	21,337	21,920	21,532	180,965
Intangible assets	13,694	15,315	15,204	116,148
Deferred discounts on and issuance expenses for debentures	115	206	177	979
Deferred tax assets	29,537	24,979	27,965	250,508
Customers' liabilities for acceptances and guarantees	21,544	51,456	30,985	182,718
Reserve for credit losses	(98,492)	(114,598)	(111,421)	(835,316)
Total assets	¥8,243,944	¥6,943,109	¥7,208,651	$69,917,260
LIABILITIES AND EQUITY				
Liabilities:				
Deposits, including negotiable certificates of deposit	¥5,014,085	¥4,046,936	¥4,158,192	$42,524,686
Debentures	759,501	1,185,538	1,021,419	6,441,363
Call money	449,989	170,664	30,000	3,816,380
Collateral related to securities lending transactions	41,407	5,672	—	351,177
Trading liabilities	98,099	68,963	129,059	831,987
Borrowed money	320,850	339,962	314,789	2,721,147
Foreign exchanges	286	447	325	2,428
Corporate bonds	459,492	50,000	447,024	3,896,973
Other liabilities	328,503	194,904	213,567	2,786,053
Accrued employees' bonuses	5,379	4,830	10,040	45,625
Reserve for retirement benefits	161	811	200	1,367
Reserve for loss on disposition of premises and equipment	—	153	—	—
Acceptances and guarantees	21,544	51,456	30,985	182,718
Total liabilities	7,499,300	6,120,341	6,355,605	63,601,904
Equity:				
Capital stock:				
Common stock	291,853	180,853	180,853	2,475,225
Preferred stock	159,443	270,443	270,443	1,352,245
Capital surplus	18,558	18,558	18,558	157,394
Stock acquisition rights	260			2,209
Retained earnings:				
Legal reserve	8,567	6,987	7,777	72,659
Unappropriated retained earnings	409,583	341,749	372,749	3,473,697
Unrealized (loss) gain on available-for-sale securities	(1,397)	4,181	2,670	(11,851)
Deferred loss on derivatives under hedge accounting	(5,687)			(48,233)
Treasury stock, at cost	(136,538)	(5)	(6)	(1,157,989)
Total equity	744,643	822,768	853,046	6,315,356
Total liabilities and equity	¥8,243,944	¥6,943,109	¥7,208,651	$69,917,260

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.91=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2006.

Interim Non-Consolidated Statements of Income (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2006 and 2005, and the fiscal year ended March 31, 2006

	Millions of yen			Thousands of U.S. dollars (Note)
	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Mar. 31, 2006 (1 year)	Sept. 30, 2006 (6 months)
Interest income:				
Interest on loans and bills	**¥31,826**	¥28,837	¥ 57,917	**$269,925**
Interest and dividends on securities	**20,731**	11,823	21,036	**175,825**
Interest on deposits with banks	**1,284**	1,060	2,019	**10,895**
Other interest income	**5,439**	983	1,647	**46,132**
Total interest income	**59,282**	42,705	82,620	**502,777**
Interest expenses:				
Interest on deposits, including negotiable certificates of deposit	**13,732**	8,102	16,994	**116,469**
Interest and discounts on debentures	**1,558**	2,626	4,720	**13,219**
Interest on other borrowings	**1,954**	3,637	5,895	**16,576**
Other interest expenses	**14,898**	867	4,787	**126,356**
Total interest expenses	**32,144**	15,234	32,398	**272,620**
Net interest income	**27,137**	27,470	50,221	**230,157**
Fees and commissions income	**12,010**	10,308	22,065	**101,860**
Fees and commissions expenses	**5,774**	4,766	10,659	**48,977**
Net fees and commissions	**6,235**	5,542	11,406	**52,883**
Net trading income	**9,071**	10,081	20,276	**76,937**
Other business income, net:				
Income on monetary assets held in trust, net	**15,403**	12,130	39,508	**130,634**
Net gain on foreign exchanges	**5,936**	7,461	10,266	**50,348**
Net gain (loss) on securities	**9,551**	3,458	(2,756)	**81,008**
Net gain on other monetary claims purchased	**277**	1,411	2,241	**2,354**
Other, net	**(6,366)**	2,893	4,901	**(53,996)**
Net other business income	**24,802**	27,356	54,162	**210,348**
Total revenue	**67,247**	70,450	136,067	**570,325**
General and administrative expenses:				
Personnel expenses	**15,883**	14,440	30,009	**134,706**
Premises expenses	**5,622**	5,441	11,028	**47,688**
Technology and data processing expenses	**4,993**	4,625	9,695	**42,349**
Advertising expenses	**1,668**	1,489	2,562	**14,151**
Consumption and property taxes	**1,998**	2,044	3,815	**16,951**
Deposit insurance premium	**1,417**	1,153	2,307	**12,024**
Other general and administrative expenses	**8,262**	7,296	14,442	**70,072**
Total general and administrative expenses	**39,846**	36,491	73,860	**337,941**
Net business profit	**27,400**	33,958	62,206	**232,384**
Net credit (recoveries) costs	**(11,979)**	527	(4,937)	**(101,600)**
Other (losses) gains, net	**(571)**	2,503	(504)	**(4,849)**
Income before income taxes	**38,808**	35,934	66,639	**329,135**
Income tax (benefit):				
Current	**(1,625)**	(2,908)	(5,991)	**(13,790)**
Deferred	**(1,150)**	(310)	(2,260)	**(9,753)**
Net income	**¥41,584**	¥39,153	¥ 74,890	**$352,678**

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.91=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2006.

Directors and Executives

As of November 15, 2006

Board of Directors

Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Chairman, Shinsei Bank, Limited
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
Timothy C. Collins*	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa*	Lawyer
Hiroyuki Takahashi*	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley
Teruaki Yamamoto	President, APLUS Co., Ltd.

Notes: 1. * Outside Directors
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, Lucio A. Noto, Thierry Porté
Audit Committee: Hiroyuki Takahashi (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Fred H. Langhammer, Minoru Makihara, John S. Wadsworth, Jr.

Senior Advisors

Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
John S. Reed	Former Chairman, Citigroup Inc.
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Masamoto Yashiro	Former Chairman and CEO, Shinsei Bank, Limited

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Chairman	Junji Sugiyama
Executive Vice President, Institutional Banking Group	Clark Graninger
Senior Managing Executive Officer, Group Chief Information Officer	Dhananjaya Dvivedi
Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
Senior Managing Executive Officer, Retail Banking Group	Satoru Katayama
Senior Managing Executive Officer, Institutional Banking Group, Financial Institutions Business Sub-Group	Masazumi Kato
Senior Managing Executive Officer, Institutional Banking Group	Junzo Tomii
Managing Executive Officer, Corporate Affairs Group	Kazumi Kojima
Statutory Executive Officer, Public Sector Finance Sub-Group	Kazuya Fujimoto
Statutory Executive Officer, Office of Strategy Management	Norio Funayama
Statutory Executive Officer, Financial Institutions Business and Public Sector Finance Division	Michimasa Honda
Statutory Executive Officer, Operations Sub-Group	Michiyuki Okano
Statutory Executive Officer, Technology Sub-Group	Yoshikazu Sato
Statutory Executive Officer, General Manager of Osaka Branch	Takashi Tsuchiya

Advisor

Janak Raj	Advisor to the President, Chairman and Chief Executive Officer of Shinsei International Limited

Employees

	Sept. 30, 2006	Mar. 31, 2006	Sept. 30, 2005
Number of employees	**2,196**	2,094	2,052
Male	**1,188**	1,135	1,133
Female	**1,008**	959	919

Note: Excluding part-time employees

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares(*2, 3, 4):
1,558,570,944
Preferred Shares:
Class A 74,528,000
Class B 300,000,000

Major Shareholders(*5)

Rank	Shareholders	Thousands of Common Shares	%
1	Shinsei Bank, Limited	181,443	11.64
2	State Street Bank and Trust Company	114,358	7.33
3	J. Christopher Flowers	92,031	5.90
4	Santander Investment SA, C. Centralvarores	65,184	4.18
5	The Chase Manhattan Bank, N.A. London	60,095	3.85
6	State Street Bank and Trust Company 505103	57,010	3.65
7	The Master Trust Bank of Japan, Ltd. (Trust Account)	43,776	2.80
8	Japan Trustee Services Bank, Ltd. (Trust Account)	41,677	2.67
9	Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension	33,110	2.12
10	Morgan Stanley & Co., Inc.	30,889	1.98
11	Bank of Ireland Non-Treaty	30,320	1.94

(As of September 30, 2006)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common share has been listed on the First Section of the Tokyo Stock Exchange.
(*4) On November 16, 2006, the Bank cancelled 85 million of its common shares, reducing the number of common shares issued to 1,473,570,944 shares.
(*5) 1. Based on the number of shares held in which such shareholder has the beneficiary interest and to the full extent to which the Bank is aware.
2. Mr. J. Christopher Flowers is a director of the Bank.

Network

Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Nihombashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Omotesando Hills Annex
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of November 27, 2006)

Domestic Sub-Branches (ATM only):
Tokyo Metro stations
37 locations
Keikyu Station Bank
37 locations
Other train stations
9 locations
Other
90 locations

(As of November 27, 2006)

Co-managed under a tie-up with Seven Bank, Ltd.
11,612 locations

(As of November 27, 2006)

SHINSEI BANK

For further information, please contact:
Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome,
Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-8303 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com

Printed in Japan on recycled paper

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "Power Step Up Yokin"

- Yen Time Deposit for up to 10 years with stepwise increasing interest rate -

Tokyo (Wednesday, October 11, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "Power Step Up Yokin" (Extendible Yen Time Deposit, up to 10-year maturity) as of Wednesday, October 11, 2006.

The initial deposit term of "Power Step Up Yokin" is three years. Subsequently, a deposit term extension of 1 year is determined by Shinsei Bank annually, and is possible for a maximum of 10 years. If Shinsei Bank decides not to extend the deposit term, the deposit matures. The applicable interest rate for the initial three years is 1.3% p.a. (1.04% p.a. after tax). If the term is extended, the applicable interest rate gradually increases every year thereafter, reaching 3.0% p.a. (2.40% p.a. after tax) in the tenth year. Interest for the initial three years will be paid on the initial maturity, and interest accrued in the fourth year and thereafter will be paid on each maturity date after term extension.

"Power Step Up Yokin" is a principal-guaranteed yen time deposit for customers who wish to invest middle to long term.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Outline of "Power Step Up Yokin"

Applicable interest rate	Initial 3 years	1.3% p.a. (1.04% p.a. after tax)	
	4th year	1.5% p.a. (1.20% p.a. after tax)	If Shinsei Bank decides to extend the term for another year
	5th year	1.7% p.a. (1.36% p.a. after tax)	
	6th year	1.9% p.a. (1.52% p.a. after tax)	
	7th year	2.1% p.a. (1.68% p.a. after tax)	
	8th year	2.4% p.a. (1.92% p.a. after tax)	
	9th year	2.7% p.a. (2.16% p.a. after tax)	
	10th year	3.0% p.a. (2.40% p.a. after tax)	
Deposit term	Initial deposit term of three years, extendible up to 10 years to the maturity (The initial deposit term is three years. Shinsei Bank decides every year whether to extend the term for another year.)		
Minimum deposit amount	Branch, Call Center (Shinsei *PowerCall*): 3,000,000 yen Internet Banking (Shinsei *PowerDirect*): 500,000 yen		

1. Interest rate is as of the launching day of the product, before 20% separate withholding tax.
2. Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.
3. Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Power Step Up Yokin" can be cancelled before maturity. In this case, the principal is not guaranteed.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Termination of the "Interest Rate Option Service" for *PowerSmart* Home Mortgage

Tokyo (Wednesday, October 25, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced, effective October 31, 2006, it will terminate its "Interest Rate Option Service" for *PowerSmart* Home Mortgage loan as a result of reviewing profitability of the service.

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, October 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective October 30, 2006.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division, GM of Operations Services Division, and GM of Grand Cayman Branch	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, and GM of Channel Management Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer "Power USD Nenkin" Annuity

—A Fixed annuity which enables customers to build their investment portfolio in U.S. dollars —

Tokyo (Tuesday, October 31, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective Wednesday, November 1, 2006, it will start offering "Power USD Nenkin", a U.S. dollar-denominated individual annuity, underwritten by The Gibraltar Life Insurance Co., Ltd. This new annuity will be available at Shinsei Bank branches.

"Power USD Nenkin", a U.S. dollar-denominated fixed annuity, enables customers to build wealth steadily in U.S. dollars, the world's core currency by investing the funds in it at a fixed interest rate determined on the contract date.

Depending upon the customers' individual investment plan and financial situation, the accumulation period can be selected from five alternatives, 2-year, 3-year, 5-year, 7-year, and 10-year. Also, various payment options are offered at the end of the accumulation period. For example, customers can receive their annuity in a whole life annuity, a defined annuity, a lump-sum, or partially in cash and the remainder in a whole life annuity.

Customers can pay premiums from their ordinary U.S. dollar deposit account held within their Shinsei Bank's *PowerFlex* account.

"Power USD Nenkin" is a very flexible product that meets the differing financial needs of customers after retirement and in particular those who wish to include foreign currencies within their asset accumulation plan.

Power USD Nenkin

Product name	Power USD Nenkin (U.S. dollar-denominated individual annuity)		
Insurance policy issuer	The Gibraltar Life Insurance Co., Ltd.		
Premium payment	Single premium payment only		
Premium amount	From US$10,000 to US$5,000,000 (Minimum premium unit: US$100)		
Accumulation periods and age limits	Accumulation period	10-year Defined annuity	Whole life annuity guaranteed 10 years
	2, 3, 5, or 7 years	From 10 to 80 years old	From 40 to 80 years old
	10 years	From 0 to 80 years old	From 30 to 80 years old
Available from	Shinsei Bank branches (excludes some Shinsei *BankSpots*)		

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For Immediate Release

SHINSEI BANK LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Limited Impact on Shinsei Bank's First Half Fiscal Year 2006 Financial Forecast on Account of Shinki's Revised Financial Forecast

Tokyo (November 1, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today confirmed that the revised first half fiscal year 2006 result forecast announced today by its 36.4% owned affiliate Shinki Co. Ltd ("Shinki"), will only have a limited impact on Shinsei Bank's financial forecast for the first half of fiscal year 2006.

Despite Shinki lowering its consolidated net income forecast from 2.3 billion yen to negative 15.1 billion yen, Shinsei Bank still expects its own first half fiscal year 2006 consolidated reported net income to exceed 95% of the 40 billion yen forecast.

The reason for the revision of Shinki's financial forecast arises from the release by The Japanese Institute of Certified Public Accountants on October 13, 2006, of the public statement "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments". In accordance with this auditing standard, Shinki has taken additional reserves of 17.0 billion yen for future possible losses on reimbursements of excess interest payments and loan losses.

Despite the current challenging market environment in the consumer finance industry, Shinsei Bank will continue to focus on efficiency and long-term profitability through rationalization, application of more effective operational systems, the enforcement of increasingly rigorous risk management parameters and the development of new and effective business models.

The growing diversification of Shinsei Bank's business and revenue base is also a key contributor to achieving long-term profitable growth which is the basis of the Bank's three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Expand ATM Network at Tokyo Metro Stations

- Seven stations including Nihombashi, Kasumigaseki, and Hibiya-

Tokyo (Thursday, November 9, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will install nine Shinsei Bank ATMs at seven Tokyo Metro stations including Nihombashi, Kasumigaseki, and Hibiya, from Monday, November 13, 2006. With these new locations, Shinsei Bank will have 64 ATMs installed at 37 Tokyo Metro stations in total, which is the largest ATM network in Tokyo Metro stations.

ATMs located in Tokyo Metro stations will operate 365 days a year from 5 a.m. to 24 midnight. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been installing its ATMs at convenient places such as stations and commercial complexes, so that Shinsei customers can take full advantage of the free ATM services as a part of the *PowerFlex* account service.

Shinsei ATMs to be installed in November 2006 at Tokyo Metro station (9 ATMs at 7 stations)

Installation on November 13, 2006	Hibiya Line	Hibiya (2)
Installation on or around November 20, 2006	Hibiya Line	Kayabacho (1)
	Chiyoda Line	Shin-ochanomizu (1)
	Yurakucho Line	Ichigaya (2)
	Namboku Line	Shirokane-takanawa (1)
Installation on or around November 27, 2006	Ginza Line	Nihombashi (1)
	Marunouchi Line	Kasumigaseki (1)

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Reference]

Shinsei ATMs installed at Tokyo Metro stations (including ATMs to be installed in November 2006)
- 64 ATMs installed at 37 stations in total

Ginza Line	Tameike-sanno (1) Nihombashi (1)
Marunouchi Line	Ogikubo (2) Nakano-sakaue (2) Nishi-shinjuku (2) Shinjuku-sanchome (2) Akasaka-mitsuke (1) Kasumigaseki (1) Myogadani (2)
Hibiya Line	Kamiyacho (2) Hibiya (2) Tsukiji (2) Kayabacho (1) Ningyocho (2)
Tozai Line	Takadanobaba (2) Waseda (2) Otemachi (1) Monzen-nakacho (2) Kiba (2) Nishi-kasai (2) Urayasu (2) Minami-gyotoku (2)
Chiyoda Line	Nogizaka (2) Kokkai-gijidomae (1) Otemachi (1) Shin-ochanomizu (1) Nishi-nippori (2) Machiya (2)
Yurakucho Line	Gokokuji (2) Ichigaya (2) Tsukishima (2)
Hanzomon Line	Aoyama-itchome (2) Otemachi (2)
Namboku Line	Shirokane-takanawa (1) Azabu-juban (2) Tameike-sanno (2) Oji (2)

(Note) The underlined stations are stations where ATM(s) will be installed in November 2006.
Numbers in brackets are the number of ATM. The number of stations is repeated if the lines are different.
Shinsei Bank has been installed Shinsei ATMs at Tokyo Metro stations from March 2005.

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank and UTI Asset Management Start Partnership in Japan

- Providing Investment Products by India's Largest Mutual Fund Manager to Japanese Investors-

Tokyo (Tuesday, November 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") and India-based UTI Asset Management Company Pvt. Ltd. ("UTI") announced today that they have agreed to start a partnership in Japan. Shinsei Bank will distribute India specific investment products managed/advised by UTI in India to Japanese investors.

UTI was originally known as "Unit Trust of India", the first mutual fund established in 1963 by an Act of Parliament which aimed at advancing the domestic mutual fund industry. In 2003, an amendatory law transformed it into the current name and organization. It has expanded its operations steadily, and currently holds the largest assets under management (Approximately 900 billion yen) within the country (as of the end of September 2006). In addition, it has total employees of approximately 1,100 with well-established research, investment, and marketing teams.

India has recently recorded remarkable economic growth and has rapidly become an attractive investment choice in the investment field. The IT industry which operates globally with many skilled-engineers, rapidly growing infrastructure (such as roads, railways and electricity) and consumption (such as automobile and mobile phone) industries, given a rising affluent population, are expected to further enhance India's economic expansion.

Under such circumstances, Shinsei Bank believes the partnership with India's largest and oldest mutual fund manager UTI, which has a mastery of India's internal conditions, will benefit Japanese investors providing a range of investment opportunities to enjoy India's mid-long term growth. Specifically, Shinsei Bank considers offering Japanese investors the UTI Group investment products through Shinsei Investment Management Co., Ltd. ("SIM"), a wholly owned subsidiary of Shinsei Bank.

In the recent fast-changing asset management industry, Shinsei Bank will pursue value-added partnership opportunities and will act as a bridge to provide high quality investment products.

*For the summary of UTI and general overview of India's mutual funds, please refer to the appendix.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Reference] The summary of UTI

Name:	UTI Asset Management Company Pvt. Ltd.
Established:	February 1st, 2003 (re-named and restructured into current organization) *Original "Unit Trust of India" was established in 1963
Address:	UTI Tower, Gn Block, Bandra-Kurla Complex, Bandra(East), Mumbai 400 051.
Paid-in Capital:	Rs.10 crores (Approximately 260million yen)
Employees:	Approximately 1,100
Sponsor:	State Bank of India 25% Punjab National Bank 25% Bank of Baroda 25% Life Insurance Corporation of India 25%
Key People:	U.K. Sinha / Chairman Imtaiyazur Rahman / Chief Finance Officer A.K. Sridhar / Chief Investment Officer Jaideep Bhattacharya / Chief Marketing Officer
Business:	Mutual Fund Management
AUM:	Approximately Rs.35,000 crores (Approximately 900 billion yen) Approximately 60 Funds

[Reference] India's Mutual Fund Industry Overview

< Summary of India's Mutual Fund History >

1963	Establishment of "Unit Trust of India" by an Act of Parliament as the first mutual fund company
1987	Establishment of the second mutual fund company since "Unit Trust of India" set-up Following that several mutual fund companies were established The industry had AUM of approximately Rs.6,700 crores (Approximately 174.2 billion yen)
1993	Entry of private sector mutual fund companies Total industrial AUM increased to approximately Rs.47,000 crores (Approximately 1,222 billion yen)
2003	Total industrial AUM increased to approximately Rs.122,000 crores (Approximately 3,172 billion yen)

India Mutual Fund Company Ranking (TOP10)

	Mutual Fund Company	Assets Under Management
1	UTI	Rs.34,760 crores (Approx ¥903.8 billion)
2	Prudential ICICI	Rs.30,250 crores (Approx. ¥786.5 billion)
3	Reliance	Rs.28,650 crores (Approx. ¥744.9 billion)
4	HDFC	Rs.25,640 crores (Approx. ¥666.6 billion)
5	Franklin Templeton	Rs.23,410 crores (Approx. ¥608.7 billion)
6	SBI	Rs.15,100 crores (Approx. ¥392.6 billion)
7	Birla Sun Life	Rs.14,640 crores (Approx. ¥380.6 billion)
8	Tata	Rs.12,500 crores (Approx. ¥325.0 billion)
9	Standard Chartered	Rs.11,780 crores (Approx. ¥306.3 billion)
10	Kotak Mahindra	Rs.11,700 crores (Approx. ¥304.2 billion)
Grand Total (30 Companies)		Rs.292,880 crores (Approx. ¥7,614.9 billon)

(Data taken by Shinsei Bank from the Association of Mutual Funds in India / As of the end of September 2006)

*AUM in Yen term is calculated using 1Rs=¥2.6

**Crore is equivalent of 10,000,000

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces APLUS' Revision of Financial Forecast for the Fiscal Year 2006

Tokyo (Wednesday, November 15, 2006) --- Please be informed that APLUS Co., Ltd. ("APLUS"), a subsidiary of Shinsei Bank, today announced its revision of financial forecast for the fiscal year 2006 ending March 31, 2007, as attached.

The attachment is the English translation of the material originally prepared in the Japanese language by APLUS.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

This is the English translation of the material originally prepared in the Japanese language

November 15, 2006

Company Name: APLUS Co., Ltd.
Name of Representative:
Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9 Minami Senba
4-Chome Chuo-ku, Osaka

APLUS Revises Fiscal Year 2006 Financial Forecast

APLUS Co., Ltd ("APLUS") has revised its financial forecast for the fiscal year 2006, which was originally disclosed when financial results for fiscal year 2005 were made public on May 22, 2006.

1. Fiscal Year 2006 Financial Forecast (Apr. 1, 2006 - Mar. 31, 2007)

(1) APLUS (Non-consolidated) (unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Previously announced forecast (A)	110,000	17,500	18,000
Current revised forecast (B)	103,000	5,000	1,500
Change (B−A)	(7,000)	(12,500)	(16,500)
Change (%)	(6.4)%	(71.4)%	(91.7)%
Reference: Term ended Mar. 2006	51,328	7,632	8,028
Reference: Term ended Sep. 2005	49,311	6,191	7,513

(2) APLUS (Consolidated) (unit: millions of yen)

	Operating revenue	Ordinary income	Net income
Previously announced forecast (A)	120,000	18,500	19,000
Current revised forecast (B)	114,000	5,000	1,500
Change (B−A)	(6,000)	(13,500)	(17,500)
Change (%)	(5.0)%	(73.0)%	(92.1)%
Reference: Term ended Mar. 2006	51,712	8,186	8,301
Reference: Term ended Sep. 2005	49,562	6,474	8,039

2. Reasons for the revision (non-consolidated and consolidated basis)

APLUS lowered its operating revenue forecast because of (1) adoption of a conservative view on the performance of core businesses considering the challenging environment currently affecting the consumer finance industry, (2) a slowdown in loan transaction volume as grey-zone interest rate issue discussions escalate, and (3) revision of securitization related revenue forecast.

APLUS expects its ordinary income to be lower because of lower operating revenue, increased credit costs, mainly resulting from a rise in delinquent receivables arising from delays in collections, additional reserves for a specific bankruptcy, and higher card issuance costs.

In addition to the above, net income has been revised downward due to additional provisions for future possible losses on reimbursements of excess interest payments and loan losses in response to the guidelines issued by the Japan Institute of Certified Public Accountants, one-off rationalization expenses and the reversal of deferred tax assets based on a more conservative future outlook.

Since the forecasts stated in this document are based on assumptions as of the announcement date, final results may vary due to various uncertain factors.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Cancels 85 Million Common Shares

Tokyo (Wednesday, November 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its Board of Directors approved the cancellation of 85 million Shinsei Bank Common Shares on November 16, 2006.

Background

On July 31, 2006, 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank were converted into 200,033,338 Shinsei Bank Common Shares by The Resolution and Collection Corporation ("RCC") and the revised conversion price of 735.0 yen was applied effective August 1, 2006 to the remaining 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank.
On August 17, 2006, RCC sold the converted Shinsei Bank Common Shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 shares among such shares for a total of 132.1 billion yen and has held them as treasury stock.

Capital Ratios

Shinsei Bank's Tier 1 and Total Capital ratios were 8.3% and 13.5% respectively as of September 30, 2006. The cancellation of 85 million Common Shares will not affect the Tier 1 or Total Capital ratios.

Fully Diluted Share Count Reduction

The reset of 50% of Series 3 Class B Preferred Shares issued by Shinsei Bank from 599.9 yen to 735.0 yen per share on August 1, 2006 reduced share count by 1.8% on a fully diluted basis.
Cancelling 85 million Common Shares will further reduce share count by 4.2% on a fully diluted basis, resulting in an aggregate share count reduction of 6.0%.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports First Half Fiscal Year 2006 Results

Cancels 85 Million Common Shares

Tokyo (Wednesday, November 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first six months of fiscal year 2006 ended September 30, 2006.

"Despite a particularly challenging market environment" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "our consolidated reported net income for the first half of fiscal year 2006 is close to our original forecast largely resulting from our disciplined balance sheet management and an increasingly diversified range of businesses and revenue sources".

Financial Overview: First Six Months of Fiscal Year 2006

(All figures compared to first six months of Fiscal Year 2005)

- **Revenue grew 7.9 billion yen or 6.1% to 138.5 billion yen**
- **Net income increased 3.1% to 38.8 billion yen; Cash basis net income was 47.6 billion yen, declined 2.9 billion yen from a year ago**
  - **Cash basis diluted EPS of 23.96 yen**
  - **Expense-to-revenue ratio of 54.7% as compared to 51.1% a year ago**
- **Return on assets 0.8%; on a cash basis 1.0%**
- **Return on equity (diluted) 9.7%; on a cash basis 11.9%**
- **Return on tangible equity 17.7%**
- **Total capital adequacy ratio of 13.5%**
- **Non-performing loans (non-consolidated) decreased 20.1 billion yen to 26.0 billion yen, representing 0.5% of total claims outstanding**
- **Interim common dividend of 1.66 yen per share, as compared to 1.48 yen per share a year ago**

Key Highlights: First Six Months of Fiscal Year 2006

- In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Bank to focus exclusively on advisory services relating to acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take

advantage of Shinsei Bank and Macquarie Bank's complementary strengths and the ongoing public-to-private sector shift in Japan.

- On June 9, 2006, The Asian Banker awarded Shinsei Bank the Best Retail Bank in Japan 2005 award, in consideration of its agility and innovativeness in this market, and the Excellence in Internet Banking 2005 award for being the most progressive amongst Asian regional peers.

- On June 28, 2006, JCR upgraded Shinsei Bank's long-term senior debt rating from "A-" to "A" citing improved revenue diversification, a strong capital base and a low level of non-performing loans.

- On July 21, 2006, Shinsei made a 39.7 billion yen (NT$ 11.3 billion) investment representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding, a financial group that offers a full array of banking and brokerage products and services in Taiwan. Jih Sun's future growth and development can benefit by leveraging Shinsei Bank's knowledge and experience in risk management, credit trading, information technology and corporate and retail banking.

- On July 31, 2006, 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank were converted into 200,033,338 Shinsei Bank Common Shares by The Resolution and Collection Corporation ("RCC") and the revised conversion price of 735.0 yen was applied effective August 1, 2006 to the remaining 300 million Series 3 Class B Preferred Shares issued by Shinsei Bank.

On August 17, 2006, RCC sold the converted Shinsei Bank Common Shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 shares among such shares for a total of 132.1 billion yen and has held them as treasury stock.

Cancellation of Treasury Shares

Shinsei Bank's Board of Directors today approved the cancellation of 85 million Shinsei Bank Common Shares currently held as treasury stock on November 16, 2006. The cancellation of 85 million Common Shares will not affect the Tier 1 or Total Capital ratios.

The reset of 50% of Series 3 Class B Preferred Shares issued by Shinsei Bank from 599.9 yen to 735.0 yen per share on August 1, 2006 reduced share count by 1.8% on a fully diluted basis. Canceling 85 million Common Shares will further reduce share count by 4.2% on a fully diluted basis, resulting in an aggregate share count reduction of 6.0%.

1. **Income Statement:**

For the six months ended September 30, 2006, Shinsei Bank reported total revenue of 138.5 billion yen, an increase of 7.9 billion yen, or 6.1%, as compared to the same period in the previous fiscal year.

Net interest income grew 11.6 billion yen, or 28.9%, to 51.7 billion yen due partly to an increase in interest-earning assets in all three strategic pillars (Institutional Banking, Consumer and Commercial Finance and Retail Banking), as well as to an increase in net yield on interest-earning assets. Net revenue on interest-earning assets, comprised of net interest income and revenue on leased assets and installment receivables, increased by 13.5 billion yen to 77.3 billion yen for the first half of fiscal year 2006 as compared to the same period last year. The increase in the average balance of interest-earning assets was largely attributable to substantial growth in loans and bills discounted balance. The increase in yields on interest-earning assets largely reflects higher yields on foreign currency denominated securities. The higher balance of customer deposits, including negotiable certificates of deposits, accounted for about 90% of the increase in interest-bearing liabilities. The increase in yields of interest-bearing liabilities primarily reflected the interest expense associated with funding swaps.

Non-interest income, consisting of net fees and commissions, net trading income and net other business income, declined 3.6 billion yen, or 4.0%, to 86.8 billion yen. The primary factor causing a decline in non-interest income was equity in the non-consolidated net loss of Shinsei Bank's equity-method affiliate, Shinki. Shinki incurred a non-consolidated net loss of 15.4 billion yen, and Shinsei Bank's equity in such loss was 5.3 billion yen, net of consolidation adjustments, which is included in net other business income. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and related loan losses. Declines in net other business income caused by Shinsei Bank's equity in Shinki's net loss and other factors were offset in part by increased revenue from credit trading and other activities.

General and administrative expenses for the six months ended September 30, 2006 were 75.7 billion yen, an increase of 9.0 billion yen, or 13.5%, as compared to the same period in the previous fiscal year. The increase is due mainly to increased product and customer support required for business expansion in all three business pillars as well as to the addition of 2.1 billion yen in expenses related to the newly acquired consumer finance company, Zen-Nichi Shinpan.

Net credit costs were 5.2 billion yen for the six months ended September 30, 2006, as compared to 14.5 billion yen for the same period in the previous fiscal year. The decline in net credit costs was mainly attributable to an improvement in the credit ratings of several obligors. This was offset in part by higher credit provisions in APLUS relating primarily to delays in portfolio collections.

The acquisition of majority stakes in APLUS, Showa Leasing and other consumer and commercial finance (CCF) companies resulted in the creation of goodwill and other intangibles. The amortization of goodwill and other intangibles declined 4.1 billion yen to 10.5 billion yen for the six months ended September 30, 2006 compared with the same period in the previous fiscal year. The amortization of goodwill and other intangibles relating to APLUS (including Zen-Nichi Shinpan) and Showa Leasing was 8.7 billion yen and 1.7 billion yen, respectively.

Shinsei Bank's financial results for the six months ended September 30, 2006 were impacted by provisions made by APLUS and Shinki for future possible losses on reimbursements of excess interest payments and loan losses in response to the release on October 13, 2006, by the Japan Institute of Certified Public Accountants of "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments". These guidelines stipulate that consumer finance companies make certain provisions as of September 30, 2006, for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred related costs of 2.3 billion yen, and Shinki made substantial provisions, as discussed above.

Taxes and other for the first half of fiscal year 2006 totaling 8.1billion yen includes minority interests in net income of subsidiaries. For the six months ended September 30, 2006, minority interests in net income of subsidiaries increased to 8.2 billion yen from 1.2 billion yen for the same period in the previous fiscal year reflecting primarily dividends paid on perpetual preferred securities issued by two finance subsidiaries in February and March 2006.

As a result, net income for the six months ended September 30, 2006 amounted to 38.8 billion yen, an increase of 1.1 billion yen, or 3.1%, compared with the same period in the previous fiscal year.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first six months of this fiscal year included 8.7 billion yen of amortized goodwill

and other intangibles, net of tax benefit related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 47.6 billion yen, as compared to 50.5 billion yen a year ago. Cash basis diluted net income per share for the six-month period of fiscal year 2006 was 23.96 yen, a decrease of 4.5%, as compared to the same period last year.

2. Business Line Results

Shinsei Bank continues to expand and develop its coverage of a broad range of businesses and customer segments through its three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Institutional Banking is focused on offering a growing range of advanced and innovative investment and commercial banking services to institutional customers. Consumer and Commercial Finance provides a full range of products and services to small and medium-sized companies and individual customers. Retail Banking continues to grow its individual customer base by providing innovative products through convenient distribution channels.

Institutional Banking

Shinsei Bank has developed a successful hybrid banking business model based on the functionality of a commercial bank and the innovativeness of an investment bank. In the first half of fiscal year 2006, the Institutional Banking business earned revenue of 55.2 billion yen, 4.5% or 2.3 billion yen higher than the same period a year ago. The business made good progress in real estate finance, loan portfolio growth and in both the domestic and international credit trading business. Securitization activities were limited by oversupply in the market while volatility in the equity and fixed income markets challenged the capital market business. General and administrative expenses for the period increased 2.1 billion yen to 21.9 billion yen, relating to expansion of the business. Net credit recoveries for the period of 17.2 billion yen are mainly attributable to an improvement in the credit ratings of several obligors. As a result, ordinary business profit after net credit recoveries totaled 50.5 billion yen, a 15.0 billion yen increase over the same period last fiscal year.

Consumer and Commercial Finance

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies. The business generated total revenue of 60.7 billion yen in the first six months of fiscal year 2006. This is 3.0 billion yen higher than a year ago. General and administrative expenses increased 5.1 billion yen, partly due to 2.1 billion yen in expenses relating to Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS.

The first half of fiscal year 2006 has been a challenging period for the Consumer and Commercial Finance business. Though Showa Leasing and the specialty property businesses posted good results during the period under review, the additional provision requirements following recent regulatory changes arising from the "Grey Zone" interest rate cap issue have affected the financial performance of consumer finance related subsidiary APLUS and affiliate Shinki. APLUS made an additional provision and incurred related costs of 2.3 billion yen and Shinki made substantial provisions, as discussed above.

Net credit costs during the first half of fiscal year 2006 increased 3.6 billion yen to 20.1 billion yen mainly due to delays in portfolio collection in APLUS. As a result, ordinary business profit after net credit costs was 5.5 billion yen, 5.7 billion yen lower than same period a year ago.

Retail Banking

Shinsei Bank's retail customer base continues to grow at a significant rate, reaching over 1.8 million *Powerflex* relationships as of the end of September 2006. The Bank continued to launch new products such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities. New branches have been opened in Omotesando and Nihombashi and the Bank has also expanded its ATM network.

During the period under review, savings, time and structured deposits continued to grow steadily but spread compression on structured deposits and weak demand for asset management products impacted revenue growth. In the first half of fiscal year 2006, the business generated revenue of 19.5 billion yen, 1.9 billion yen lower than same period last year. The increase in general and administrative expenses of 1.9 billion yen to 19.4 billion yen relates to the full impact of retail banking facilities established in the prior year, increased investments in new technology systems and customer driven transaction activities. Ordinary business profit after net credit costs for the period was nil as compared to 3.7 billion yen a year ago.

In August 2006 Shinsei Bank was once again ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun and in October 2006, the Bank was recognized as "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia-Pacific region by the same publication.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company

adjustments, and corporate level expenses. In the first six months of this fiscal year ordinary business profit after net credit costs was 1.4 billion yen.

3. Balance Sheet:

Total loans and bills discounted balance increased to 4,781.4 billion yen at September 30, 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the six months ended September 30, 2006, Shinsei achieved loan growth in all three business pillars. Corporate loans increased 8.8% to 3,103.2 billion yen, non-recourse real estate finance loans increased 44.3% to 665.8 billion yen, loans to retail customers, including lending to high net worth individuals, grew 11.1% to 548.6 billion yen and loans to consumer and commercial finance customers increased 11.5% to 416.1 billion yen.

Total deposits, including negotiable certificates of deposit, increased 873.9 billion yen, or 21.5%, to 4,945.7 billion yen at September 30, 2006, compared with March 31, 2006. The retail deposit balance grew 283.8 billion yen, or 9.1%, in the six months ended September as compared to March 31, 2006 and now exceeds 3.3 trillion yen. As a result, retail funding represented 66.5% of total customer deposits and debentures at September 30, 2006.

4. Non-performing Loans (non-consolidated):

Non-performing loans (NPLs) under the Financial Revitalization Law as of September 30, 2006, declined to 26.0 billion yen, a reduction of 16.5 billion yen, or 38.9%, as compared to the NPLs balance at March 31, 2006. The NPLs balance now represents 0.5% of total non-consolidated claims outstanding.

5. Capital Ratios:

Shinsei Bank's Tier I and Total Capital ratios were 8.3% and 13.5% respectively as of September 30, 2006. Net deferred tax assets, the difference between deferred tax assets and deferred tax liabilities, constituted 2.6% of Tier I capital.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

(Half year comparison)	for the first half ended Sep. 30, 2006 (1H-FY2006) a	Sep. 30, 2005 (1H-FY2005) b	Change a-b	%	(reference) for the fiscal year ended March 31, 2006 (FY2005)
Net interest income	**51.7**	40.1	11.6	28.9%	82.2
Net fees and commissions	**22.2**	23.5	(1.2)	(5.3)%	45.5
Net trading income	**11.2**	12.7	(1.4)	(11.5)%	27.5
Net other business income	**53.2**	54.1	(0.9)	(1.7)%	118.3
Non-interest income	**86.8**	90.4	(3.6)	(4.0)%	191.4
Total revenue [2]	**138.5**	130.5	7.9	6.1%	273.7
General and administrative expenses [3]	**75.7**	66.6	9.0	13.5%	135.9
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**62.8**	63.8	(1.0)	(1.6)%	137.7
Net credit costs	**(5.2)**	(14.5)	9.3	(64.0)%	(30.1)
Amortization of goodwill and other intangibles	**(10.5)**	(14.6)	4.1	(28.2)%	(29.4)
Taxes and others	**(8.1)**	3.1	(11.2)	(363.0)%	(2.0)
Net income	**38.8**	37.7	1.1	3.1%	76.0
Cash basis net income [4]	**47.6**	50.5	(2.9)	(5.8)%	101.9

(billions of yen)

(Three months comparison)	Three months ended Sep. 30, 2006 (2Q-FY2006) a	Three months ended Sep. 30, 2005 (2Q-FY2005) b	Change a - b (%)	Three months ended Jun. 30, 2006 (1Q-FY2006) c	Change a - c (%)
Net interest income	**27.1**	20.7	30.8%	24.5	10.5%
Net fees and commissions	**11.0**	10.6	3.8%	11.2	(1.3)%
Net trading income	**4.2**	7.9	(46.5)%	7.0	(39.5)%
Net other business income	**27.9**	26.6	4.7%	25.3	10.3%
Non-interest income	**43.2**	45.2	(4.5)%	43.5	(0.7)%
Total revenue [2]	**70.3**	66.0	6.6%	68.1	3.3%
General and administrative expenses [3]	**38.4**	32.1	19.3%	37.3	2.9%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**31.9**	33.8	(5.4)%	30.8	3.8%
Net credit costs	**(1.4)**	(9.4)	(84.4)%	(3.7)	(60.9)%
Amortization of goodwill and other intangibles	**(4.3)**	(7.8)	(44.5)%	(6.2)	(30.1)%
Taxes and others	**(6.5)**	3.7	(276.3)%	(1.6)	297.5%
Net income	**19.6**	20.2	(3.1)%	19.2	2.2%
Cash basis net income [4]	**23.1**	27.1	(14.9)%	24.5	(5.9)%

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) In our consolidated financial statements, amortization of goodwill and other intangibles is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(4) Excludes amortization of goodwill and other intangibles, net of tax benefit, related to consumer and commercial finance companies.

Selected Balance Sheet Data

(billions of yen)

	as of the end of Sep. 2006 a	Mar. 2006 b	Change a-b	%
Securities	**1,771.7**	1,494.4	277.3	18.6%
Loans and bills discounted	**4,781.4**	4,087.5	693.9	17.0%
Leased assets and installment receivables [4]	**835.4**	825.0	10.4	1.3%
Other intangibles [5]	**63.8**	68.1	(4.3)	(6.3)%
Goodwill, net	**219.4**	226.6	(7.2)	(3.2)%
Customers' liabilities for acceptances and guarantees	**789.4**	813.4	(24.0)	(3.0)%
Total assets	**10,433.6**	9,405.0	1,028.6	10.9%
Deposits (including Negotiable Certificates of Deposit)	**4,945.7**	4,071.7	874.0	21.5%
Debentures and corporate bonds	**1,059.5**	1,316.9	(257.4)	(19.5)%
Borrowed money	**1,213.9**	1,205.7	8.2	0.7%
Acceptances and guarantees	**789.4**	813.4	(24.0)	(3.0)%
Total liabilities	**9,422.9**	8,287.8	1,135.1	13.7%
Minority interests in subsidiaries	/	261.8	/	/
Total net assets [6]	**1,010.7**	855.3	155.4	18.2%

(4) Leased assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(5) Identified intangible assets recorded through acquisitions of consumer and commercial finance companies.
(6) Total net assets as of the end of Sep. 2006 include minority interests in subsidiaries (264.6 billions of yen).

Capital Adequacy Ratio

(%, billions of yen)

	as of the end of Sep. 2006 a	Mar. 2006 b	Change a-b	%
Capital adequacy ratio	**13.47%**	15.53%	(2.06)%	(13.3)%
Tier I ratio	**8.31%**	10.27%	(1.96)%	(19.1)%
Tier I capital	**646.8**	738.1	(91.3)	(12.4)%
Tier II capital	**475.6**	419.5	56.1	13.4%
Risk assets	**7,782.7**	7,180.4	602.3	8.4%

References

	as of the end of Sep. 2006	Mar. 2006
Exchange rate (\/$)	**117.91**	117.47
Nikkei average	**16,127.58**	17,059.66

Per share data (yen)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Common shareholder's net assets [1]	**383.20**	354.68	380.20
Fully diluted shareholders' net assets [1]	**411.58**	404.66	421.62
Basic net income	**27.19**	26.33	53.16
Diluted net income	**19.54**	18.71	37.75

Note:

For calculation of per share data

(net assets)	Number of common shares [2]	**1,377,120,053**	1,358,521,003	1,358,520,547
	Fully diluted number of shares [2]	**1,812,055,674**	2,028,002,412	2,028,676,851
(net income)	Number of common shares [3]	**1,384,101,577**	1,358,521,647	1,358,521,302
	Fully diluted number of shares [3]	**1,988,114,409**	2,015,158,063	2,015,832,613

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends related to preferred shares from the total net assets on the consolidated interim balance sheets as of September 30, 2006.
(2) Outstanding shares at the end of the respective period
(3) Weighted average number of outstanding shares during the respective period

Cash basis per share data *(yen)*

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Basic net income	**33.55**	35.79	72.16
Diluted net income	**23.96**	25.08	50.55

Performance Ratios *(%)*

	for the first half ended		(reference) for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005)
Return on assets	**0.8%**	0.8%	0.8%
Return on equity (fully diluted)	**9.7%**	9.4%	9.3%
Cash basis return on assets	**1.0%**	1.2%	1.2%
Cash basis return on equity (fully diluted)	**11.9%**	12.5%	12.4%
Expense to revenue (overhead) ratio [1]	**54.7%**	51.1%	49.7%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures[1]

For the first half FY2006 ended September 30, 2006	(billions of yen, except per share data and percentages)
Amortization of goodwill and other intangibles	
Amortization of other intangibles	**4.2**
Associated deferred tax liability	**(1.7)**
Amortization of goodwill	**6.2**
Total amortization of goodwill and other intangibles, net of tax benefit	**8.7**
Reconciliation of net income to cash basis net income	
Net income	**38.8**
Amortization of goodwill and other intangibles, net of tax benefit	**8.7**
Cash basis net income	**47.6**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**27.19**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**6.35**
Cash basis basic net income per share	**33.55**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**19.54**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**4.42**
Cash basis fully diluted net income per share	**23.96**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**0.2**
Cash basis return on assets	**1.0**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.7**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**2.2**
Cash basis return on equity (fully diluted)	**11.9**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.7**
Effect of goodwill and other intangibles [2]	**7.9**
Return on tangible equity (fully diluted)	**17.7**

(1) Reflects adjustments of goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.
(2) Net income excludes amortization of goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes goodwill and other intangibles.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)[1]

(billions of yen, except percentages)

	for the first half ended								
	Six months ended Sep. 30, 2006 (1H-FY2006)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	4,304.8	59.2	2.74	3,576.5	50.8	2.83	3,730.7	104.4	2.80
Leased assets and installment receivables [2]	838.0	25.5	6.09	781.4	23.6	6.04	793.7	46.0	5.80
Securities	1,605.9	16.8	2.09	1,698.5	8.3	0.98	1,721.4	16.8	0.98
Other interest-earning assets [3][4]	672.7	6.8	n.m.	356.8	2.1	n.m.	503.7	3.7	n.m.
Total interest-earning assets [2]	7,421.6	108.5	2.92	6,413.3	84.9	2.64	6,749.7	171.0	2.53
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	4,472.7	13.6	0.61	3,548.5	8.0	0.45	3,776.8	16.9	0.45
Debentures	871.0	1.5	0.36	1,198.9	2.6	0.44	1,152.9	4.7	0.41
Subordinated debt	360.9	3.5	1.99	251.6	3.0	2.41	259.7	5.5	2.13
Borrowed money and corporate bonds	1,127.2	5.3	0.94	967.3	6.5	1.36	999.3	12.2	1.22
Other interest-bearing liabilities [4]	387.5	7.0	n.m.	225.8	0.8	n.m.	229.5	3.3	n.m.
Total interest-bearing liabilities	7,219.6	31.2	0.86	6,192.4	21.2	0.68	6,418.4	42.7	0.67
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(598.7)	-	-	(582.7)	-	-	(489.7)	-	-
Shareholders' equity	800.7	-	-	803.6	-	-	821.0	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	7,421.6	-	-	6,413.3	-	-	6,749.7	-	-
Net interest margin [2]	-	-	2.05	-	-	1.96	-	-	1.87
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.03
Net revenue/yield on interest-earning assets [2]	-	77.3	2.08	-	63.7	1.98	-	128.3	1.90

Note:
Reclass from total revenue on interest-earning assets to total interest income.

Total revenue on interest-earning assets	7,421.6	108.5	2.92	6,413.3	84.9	2.64	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	838.0	25.5	6.09	781.4	23.6	6.04	793.7	46.0	5.80
Total interest income	6,583.5	82.9	2.51	5,631.9	61.3	2.17	5,955.9	125.0	2.10
Total interest expense	-	31.2	-	-	21.2	-	-	42.7	-
Net interest income	-	51.7	-	-	40.1	-	-	82.2	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.
(2) Includes leased assets and installment receivables and related yields.
(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.
(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Six months ended Sep. 30, 2006 (1H-FY2006)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	92.2	1.2	2.77	72.3	1.0	2.92	86.3	2.0	2.33
Call loans	87.1	0.1	0.23	44.9	0.0	0.03	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-	-	-	-
Collateral related to securities borrowing transactions	149.7	0.2	0.27	6.4	0.0	0.49	10.2	0.0	0.29
Securities	1,900.3	20.7	2.17	1,977.4	11.8	1.19	1,997.4	21.0	1.05
Loans and bills discounted	4,124.7	31.7	1.53	3,483.9	28.8	1.65	3,612.3	57.8	1.60
Other interest-earning assets	58.4	0.6	2.31	82.6	0.3	0.93	65.4	0.9	1.40
Interest rate and funding swaps	-	4.5	-	-	0.5	-	-	0.6	-
Total interest-earning assets	6,412.6	59.2	1.84	5,667.7	42.7	1.50	5,872.8	82.6	1.40
Interest-bearing liabilities:									
Deposits	4,278.0	13.4	0.62	3,421.1	8.0	0.47	3,746.5	16.9	0.45
Negotiable certificates of deposit	256.0	0.2	0.21	199.6	0.0	0.02	199.7	0.0	0.03
Debentures	872.9	1.5	0.35	1,206.3	2.6	0.43	1,158.6	4.7	0.40
Call money	157.1	1.0	1.27	139.1	0.0	0.07	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	1.2	0.0	0.00	0.6	0.0	0.00
Collateral related to securities lending transactions	70.1	0.0	0.20	6.6	0.0	0.20	4.9	0.0	0.55
Borrowed money	279.6	0.9	0.67	324.4	3.5	2.20	308.4	5.8	1.88
Corporate bonds	450.1	9.2	4.08	50.0	0.1	0.42	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	5.6	n.m.	0.3	0.7	n.m.	0.3	3.0	n.m.
Interest rate and funding swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	6,364.5	32.1	1.00	5,348.8	15.2	0.56	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,412.6	27.1	0.84	5,667.7	27.4	0.96	5,872.8	50.2	0.85

n.m.: not meaningful

Business Line Ordinary Business Profit After Net Credit Costs (Recoveries)[1][2]

(billions of yen)

For the first half Fiscal Year 2006 ended September 30, 2006

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	55.2	60.7	19.5	2.9	138.5
General and administrative expenses	21.9	35.0	19.4	(0.7)	75.7
Ordinary business profit	33.3	25.7	0.1	3.6	62.8
Net credit costs (recoveries)	(17.2)	20.1	0.0	2.1	5.2
Ordinary business profit after net credit costs (recoveries)	50.5	5.5	0.0	1.4	57.5

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	48.2	13.4	(0.9)	60.7
General and administrative expenses	27.0	5.3	2.6	35.0
Ordinary business profit (loss)	21.1	8.0	(3.5)	25.7
Net credit costs	17.6	1.4	1.2	20.1
Ordinary business profit (loss) after net credit costs	3.5	6.6	(4.7)	5.5

For the first half Fiscal Year 2005 ended September 30, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	52.8	57.6	21.5	(1.5)	130.5
General and administrative expenses	19.8	29.8	17.5	(0.5)	66.6
Ordinary business profit (loss)	33.0	27.8	4.0	(1.0)	63.8
Net credit costs (recoveries)	(2.4)	16.5	0.2	0.2	14.5
Ordinary business profit (loss) after net credit costs (recoveries)	35.4	11.2	3.7	(1.2)	49.2

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	40.4	12.1	5.0	57.6
General and administrative expenses	21.1	5.3	3.3	29.8
Ordinary business profit	19.2	6.7	1.7	27.8
Net credit costs	13.7	2.3	0.4	16.5
Ordinary business profit after net credit costs	5.5	4.4	1.2	11.2

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes net profit (loss) of Shinki, an affiliate, and unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006 Results

(Consolidated) *(billions of yen)*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net income	76.0	76.0

(Non-consolidated)[5] *(billions of yen (other than dividends))*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net business profit	59.0	69.1
Net income	75.0	74.8
Dividends (in yen)		
Common stock	3.3	3.0
Class A preferred share	13.0	13.0
Class B preferred share	4.8	4.8

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect.
Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2006 a	1H-FY2005 b	Change a-b	%
Interest on loans and bills	**59,240**	50,809	8,431	16.6%
Interest and dividends on securities	**16,811**	8,370	8,441	100.8%
Other interest income	**6,894**	2,129	4,765	223.8%
Interest income	**82,946**	61,309	21,637	35.3%
Fees and commissions income	**34,075**	34,239	(164)	(0.5)%
Trading profits	**11,429**	12,791	(1,362)	(10.6)%
Other business income	**138,202**	132,693	5,509	4.2%
Other ordinary income	**16,461**	12,571	3,890	30.9%
Ordinary income	**283,113**	253,606	**29,507**	**11.6%**
Interest on deposits,including negotiable certificates of deposit	**13,692**	8,074	5,618	69.6%
Interest on debentures	**1,556**	2,621	(1,065)	(40.6)%
Interest on other borrowings	**5,864**	8,484	(2,620)	(30.9)%
Other interest expenses	**10,115**	2,022	8,093	400.2%
Interest expenses	**31,228**	21,201	10,027	47.3%
Fees and commissions expenses	**11,808**	10,740	1,068	9.9%
Trading losses	**156**	47	109	231.9%
Other business expenses	**93,370**	90,177	3,193	3.5%
General and administrative expenses	**75,913**	67,003	8,910	13.3%
Amortization of goodwill	**6,246**	/	/	/
Amortization of other intangibles	**4,294**	/	/	/
Total General and administrative expenses	**86,454**	67,003	19,451	29.0%
Other ordinary expenses	**14,192**	16,050	(1,858)	(11.6)%
Amortization of consolidation goodwill	/	10,113	/	/
Amortization of other intangibles	/	4,575	/	/
Total Other ordinary expenses	**14,192**	30,739	(16,547)	(53.8)%
Ordinary expenses	**237,212**	219,911	**17,301**	**7.9%**
Net ordinary income	**45,901**	33,695	**12,206**	**36.2%**
Special gains	**2,776**	2,713	63	2.3%
Special losses	**1,394**	596	798	133.9%
Income before income taxes and minority interests	**47,284**	35,812	11,472	32.0%
Income tax (current)	**1,367**	1,733	(366)	(21.1)%
Income tax (deferred)	**(1,209)**	(4,885)	3,676	(75.3)%
Minority interests in net income of subsidiaries	**8,269**	1,258	7,011	557.3%
Net income	**38,857**	37,706	**1,151**	**3.1%**

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [(1)]	**62.8**	63.8	**(1.0)**	**(1.6)%**
yen / US$	**@117.91**	@113.21		

(1) Management accounting basis

Consolidated Interim Balance Sheets

-- Assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**312,406**	488,601	(176,195)	(36.1)%
Call loans	**20,000**	50,000	(30,000)	(60.0)%
Collateral related to securities borrowing transactions	**27,215**	33,107	(5,892)	(17.8)%
Other monetary claims purchased	**296,955**	273,937	23,018	8.4%
Trading assets	**423,423**	193,581	229,842	118.7%
Monetary assets held in trust	**506,563**	456,167	50,396	11.0%
Securities	**1,771,793**	1,494,489	277,304	18.6%
Loans and bills discounted	**4,781,419**	4,087,561	693,858	17.0%
Foreign exchanges	**13,908**	12,140	1,768	14.6%
Other assets	**844,194**	974,398	(130,204)	(13.4)%
Premises and equipment	/	415,522	/	/
Tangible fixed assets	**398,152**	/	/	/
Intangible fixed assets	**351,079**	/	/	/
(Goodwill, net)	219,411	/	/	/
Deferred issuance expenses for debentures	**115**	177	(62)	(35.0)%
Deferred tax assets	**30,805**	30,022	783	2.6%
Consolidation goodwill, net	/	226,692	/	/
Customers' liabilities for acceptances and guarantees	**789,451**	813,480	(24,029)	(3.0)%
Reserve for credit losses	**(133,820)**	(144,868)	11,048	(7.6)%
Total assets	**10,433,666**	9,405,013	1,028,653	10.9%
yen / US$	**@117.91**	**@117.47**		

Consolidated Interim Balance Sheets

--Liabilities and Net assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,945,741**	4,071,758	873,983	21.5%
Debentures	**758,891**	1,018,909	(260,018)	(25.5)%
Call money	**449,989**	30,000	419,989	1400.0%
Collateral related to securities lending transactions	**41,407**	–	41,407	n.m.
Commercial paper	**168,700**	133,200	35,500	26.7%
Trading liabilities	**106,634**	149,990	(43,356)	(28.9)%
Borrowed money	**1,213,998**	1,205,765	8,233	0.7%
Foreign exchanges	**4**	39	(35)	(89.7)%
Corporate bonds	**300,627**	298,002	2,625	0.9%
Other liabilities	**619,725**	535,753	83,972	15.7%
Accrued employees bonuses	**8,059**	13,886	(5,827)	(42.0)%
Reserve for bonuses to directors	**103**	13	90	692.3%
Reserve for retirement benefits	**3,190**	3,309	(119)	(3.6)%
Reserve for losses on interest repayments	**2,485**	–	2,485	n.m.
Reserve under special law	**2**	2	–	–
Deferred tax liabilities	**13,903**	13,718	185	1.3%
Acceptances and guarantees	**789,451**	813,480	(24,029)	(3.0)%
Total liabilities	**9,422,915**	8,287,832	1,135,083	13.7%
<<Minority interests in subsidiaries>>				
Minority interests in subsidiaries	/	261,845	/	/
<<Net Assets>>		<<Shareholders' equity>>		
Shareholders' equity				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Retained earnings	**414,399**	379,502	34,897	9.2%
Treasury stock, at cost	**(136,543)**	(12)	(136,531)	1137758.3%
Total shareholders' equity	**747,711**	/	/	/
Net unrealized gain / loss and translation adjustments				
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(556)**	2,208	(2,764)	(125.2)%
Net deferred loss on hedge, net of taxes	**(3,944)**	/	/	/
Foreign currency translation adjustments	**2,604**	3,781	(1,177)	(31.1)%
Total net unrealized gain / loss and translation adjustments	**(1,895)**	/	/	/
Stock acquisition rights	**260**	/	/	/
Minority interests in subsidiaries	**264,675**	/	/	/
Total net assets	**1,010,750**	855,335	/	/
Total liabilities and net assets	**10,433,666**	9,405,013	1,028,653	10.9%
yen / US$	**@117.91**	@117.47		

n.m.: not meaningful

Consolidated Interim Statement of Changes in Net Assets

(millions of yen)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at beginning of period	451,296	18,558	379,502	(12)	849,345
Changes in amounts during the period					
Dividends from surplus (note)	–	–	(3,947)	–	(3,947)
Net income	–	–	38,857	–	38,857
Acquisition of treasury stock	–	–	–	(136,671)	(136,671)
Disposal of treasury stock	–	–	(13)	140	126
Net change of items other than shareholders' equity	–	–	–	–	–
Total changes during the period	–	–	34,897	(136,530)	(101,633)
Balance at end of period	451,296	18,558	414,399	(136,543)	747,711

	Net unrealized gain/loss and translation adjustments				Stock acquisition rights	Minority interests in subsidiaries	Total net assets
	Net unrealized loss on securities available-for-sale, net of taxes	Net deferred loss on hedge, net of taxes	Foreign currency translation adjustments	Total net unrealized gain/loss and translation adjustments			
Balance at beginning of period	2,208	–	3,781	5,990	–	261,845	1,117,180
Changes in amounts during the period							
Dividends from surplus (note)	–	–	–	–	–	–	(3,947)
Net income	–	–	–	–	–	–	38,857
Acquisition of treasury stock	–	–	–	–	–	–	(136,671)
Disposal of treasury stock	–	–	–	–	–	–	126
Net change of items other than shareholders' equity	(2,765)	(3,944)	(1,177)	(7,886)	260	2,830	(4,796)
Total changes during the period	(2,765)	(3,944)	(1,177)	(7,886)	260	2,830	(106,429)
Balance at end of period	(556)	(3,944)	2,604	(1,895)	260	264,675	1,010,750

(note) This item is resulted from appropriation of profit of previous fiscal year.

Consolidated Interim Statements of Cash Flows

(millions of yen)

	Sept. 30, 2006 (6 months)	Sept. 30, 2005 (6 months)	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	47,284	35,812	11,472
Depreciation (other than leased assets)	5,776	2,045	3,731
Depreciation of leased assets	66,723	68,684	(1,961)
Amortization of consolidation goodwill	/	10,113	/
Amortization of goodwill	6,246	/	/
Amortization of other intangibles	4,294	4,575	(281)
Equity in net income of affiliates	3,547	(2,056)	5,603
Net change in reserve for credit losses	(11,048)	6,177	(17,225)
Net change in accrued employees bonuses	(5,834)	(3,249)	(2,585)
Net change in reserve for retirement benefits	(119)	(139)	20
Net change in reserve for losses on interest repayments	2,485	-	2,485
Interest income	(82,946)	(61,309)	(21,637)
Interest expenses	31,228	21,201	10,027
Gain on securities sold	(6,615)	(34)	(6,581)
Gain on monetary assets held in trust	(4,140)	(3,563)	(577)
Net exchange loss (gain)	1,481	(53)	1,534
Net loss on sale of premises and equipment	/	63	/
Net gain on sale of fixed assets	(2,073)	/	/
Net (gain) loss on sale of leased assets	(1,004)	5,493	(6,497)
Net change in trading assets	(229,842)	48,625	(278,467)
Net change in trading liabilities	(43,356)	10,981	(54,337)
Net change in loans and bills discounted	(693,734)	(396,993)	(296,741)
Net change in deposits	682,967	564,891	118,076
Net change in negotiable certificates of deposit	191,015	(53,315)	244,330
Net change in debentures	(260,017)	(60,903)	(199,114)
Net change in borrowed money (other than subordinated debt)	46,243	(3,299)	49,542
Net change in corporate bonds (other than subordinated bonds)	6,845	(4,333)	11,178
Net change in deposits (other than non-interest-bearing deposits)	(26,217)	29,438	(55,655)
Net change in call loans	30,000	(47,000)	77,000
Net change in other monetary claims purchased	(20,305)	78,007	(98,312)
Net change in collateral related to securities borrowing transactions	5,891	(1,488)	7,379
Net change in call money	419,989	(33,631)	453,620
Net change in commercial paper	35,500	64,500	(29,000)
Net change in collateral related to securities lending transactions	41,407	5,672	35,735
Net change in foreign exchange assets	(1,768)	(4,331)	2,563
Net change in foreign exchange liabilities	(34)	149	(183)
Net change in net trust account	(10,302)	6,532	(16,834)
Interest received	72,521	67,968	4,553
Interest paid	(24,086)	(19,903)	(4,183)
Net change in trading securities	(37,471)	(27,790)	(9,681)
Net change in monetary assets held in trust	(59,235)	(4,975)	(54,260)
Net change in leased assets	(77,836)	(68,499)	(9,337)
Others, net	162,179	(12,912)	175,091
Subtotal	265,637	221,150	44,487
Income taxes paid	(3,986)	(1,822)	(2,164)
Net cash provided by operating activities	261,651	219,327	42,324
II. Cash flows from investing activities:			
Purchase of securities	(1,210,621)	(1,866,752)	656,131
Proceeds from sale of securities	64,414	361,094	(296,680)
Proceeds from maturity of securities	861,947	1,392,514	(530,567)
Investment in monetary assets held in trust	(5,508)	(20,793)	15,285
Proceeds from disposition of monetary assets held in trust	18,476	7,861	10,615
Purchase of premises and equipment (other than leased assets)	/	(2,797)	/
Proceeds from sale of premises and equipment (other than leased assets)	/	954	/
Purchase of tangible fixed assets (other than leased assets)	(2,094)	/	/
Proceeds from sale of tangible fixed assets (other than leased assets)	6,525	/	/
Proceeds from sale of subsidiary's stocks	3,077	9,116	(6,039)
Others, net	(2,272)	-	(2,272)
Net cash used in investing activities	(266,054)	(118,800)	(147,254)
III. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	60,000	10,000	50,000
Repayment of subordinated debt	(98,000)	-	(98,000)
Payment for redemption of subordinated bonds	(10,945)	(3,000)	(7,945)
Proceeds from minority shareholders of subsidiaries	0	-	0
Payment for capital refundment to minority shareholders of subsidiaries	(628)	-	(628)
Dividends paid	(3,947)	(3,688)	(259)
Dividends paid to minority shareholders of subsidiaries	(8,422)	-	(8,422)
Purchase of treasury stock	(136,671)	(2)	(136,669)
Proceeds from sale of treasury stock	126	-	126
Net cash (used in) provided by financing activities	(198,486)	3,309	(201,795)
IV. Foreign currency translation adjustments on cash and cash equivalents	2	3	(1)
V. Net change in cash and cash equivalents	(202,887)	103,839	(306,726)
VI. Cash and cash equivalents at beginning of period	340,713	162,226	178,487
VII. Cash and cash equivalents at end of period	137,826	266,065	(128,239)

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2006 (1H-FY2006)	Sep. 30, 2005 (1H-FY2005)	Mar. 31, 2006 (FY2005) (Reference)	March 31, 2007 (FY2006) (Projection)
Gross business profit *(gyomu sorieki)*	**67.3**	70.4	142.4	
Net interest income	**30.4**	28.7	53.1	
Net fees and commissions	**21.6**	17.6	50.9	
Net trading income	**9.0**	10.0	20.2	
Net other business income	**6.1**	13.9	18.0	
General & administrative expenses	**39.6**	36.1	73.2	
Net business profit *(jisshitsu gyomu jun-eki)*	**27.6**	34.2	69.1	59.0
Net income	**41.5**	39.1	74.8	75.0
Credit recoveries	**11.9**	2.3	4.9	
Reversal of reserve for credit losses	**12.8**	2.8	5.4	

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Claims against bankrupt and quasi-bankrupt obligors	**0.3**	(0.3)	(2.0)	0.7	2.4
Doubtful claims	**8.3**	(12.3)	(19.9)	20.7	28.3
Substandard claims	**17.3**	(3.8)	1.8	21.1	15.4
Total non-performing loans (A)	**26.0**	(16.5)	(20.0)	42.5	46.1
Total claims (B)	**4,806.5**	677.5	839.5	4,129.0	3,967.0
% of total claims outstanding (A) / (B)	**0.54%**	(0.49)%	(0.62)%	1.03%	1.16%
(ref.) At or below "need caution" level	**99.8**	(19.5)	(90.3)	119.3	(190.1)

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims	Reserve for loan losses	Collateral and guarantees	Amount of coverage	Coverage ratio
Claims against bankrupt and quasi-bankrupt obligors	**342**	-	342	342	100.0
Doubtful claims	**8,334**	3,890	3,020	6,911	82.9
Substandard claims	**17,289**	7,376	5,037	12,413	71.8
Total	**25,965**	11,267	8,400	19,667	75.7

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Loans to bankrupt obligors	**2,077**	188	(1,271)	1,889	3,348
Non-accrual delinquent loans	**19,401**	(16,946)	(28,808)	36,347	48,209
Loans past due for 3 months or more	**4,125**	1,000	1,595	3,125	2,530
Restructured loans	**38,241**	(4,591)	2,173	42,832	36,068
Total risk monitored loans	**63,846**	(20,349)	(26,311)	84,195	90,157
Loans and bills discounted	**4,781,419**	693,858	953,349	4,087,561	3,828,070

(% to total loans)

Loans to bankrupt obligors	**0.0%**	0.0%	(0.1)%	0.0%	0.1%
Non-accrual delinquent loans	**0.4%**	(0.5)%	(0.9)%	0.9%	1.3%
Loans past due for 3 months or more	**0.1%**	0.0%	0.0%	0.1%	0.1%
Restructured loans	**0.8%**	(0.2)%	(0.1)%	1.0%	0.9%
Total risk monitored loans	**1.3%**	(0.8)%	(1.1)%	2.1%	2.4%

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Loans to bankrupt obligors	**232**	(354)	(1,340)	586	1,572
Non-accrual delinquent loans	**8,117**	(12,326)	(19,431)	20,443	27,548
Loans past due for 3 months or more	**53**	29	(52)	24	105
Restructured loans	**17,235**	(3,834)	1,937	21,069	15,298
Total risk monitored loans	**25,638**	(16,485)	(18,886)	42,123	44,524
Loans and bills discounted	**4,683,764**	722,518	895,747	3,961,246	3,788,017

(% to total loans)

Loans to bankrupt obligors	**0.0%**	0.0%	0.0%	0.0%	0.0%
Non-accrual delinquent loans	**0.2%**	(0.3)%	(0.5)%	0.5%	0.7%
Loans past due for 3 months or more	**0.0%**	0.0%	0.0%	0.0%	0.0%
Restructured loans	**0.4%**	(0.1)%	0.0%	0.5%	0.4%
Total risk monitored loans	**0.5%**	(0.6)%	(0.7)%	1.1%	1.2%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Reserve for credit losses	**133,820**	(11,048)	(22,160)	144,868	155,980
General	**90,947**	1,904	14,873	89,043	76,074
Specific	**42,866**	(12,953)	(37,023)	55,819	79,889
Restructuring countries	**6**	1	(10)	5	16

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Reserve for credit losses	**98,492**	(12,929)	(16,106)	111,421	114,598
General	**61,070**	850	1,719	60,220	59,351
Specific	**37,414**	(13,782)	(17,817)	51,196	55,231
Restructuring countries	**6**	1	(10)	5	16

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
		Change from Mar. 31, 2006	Change from Sep. 30, 2005		
% on risk monitored loans	209.6%	37.5%	36.6%	172.1%	173.0%

(Non-Consolidated)

	Sep. 30, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2006	Change from Sep. 30, 2005		
% on risk monitored loans	384.2%	119.7%	126.8%	264.5%	257.4%

7. Unrealized Gains (Losses) on Available-for Sale Securities

(Consolidated)

As of September 30, 2006 *(millions of yen)*

	Unrealized gains (Losses)		
		Gains	Losses
Equities	**1,447**	**2,332**	**885**
Bonds	**(3,050)**	**337**	**3,387**
Other	**1,227**	**1,633**	**405**
Total	**(374)**	**4,304**	**4,678**

As of September 30, 2005 *(millions of yen)*

	Unrealized gains (Losses)		
		Gains	Losses
Equities	4,278	4,502	223
Bonds	(2,538)	118	2,656
Other	3,399	4,143	743
Total	5,139	8,763	3,623

(Non-consolidated)

As of September 30, 2006 *(millions of yen)*

	Unrealized gains (Losses)		
		Gains	Losses
Equities	**235**	**663**	**427**
Bonds	**(3,073)**	**309**	**3,382**
Other	**1,235**	**1,633**	**397**
Total	**(1,601)**	**2,606**	**4,208**

As of September 30, 2005 *(millions of yen)*

	Unrealized gains (Losses)		
		Gains	Losses
Equities	1,035	1,052	16
Bonds	(2,578)	76	2,654
Other	3,385	4,119	734
Total	1,843	5,248	3,404

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Balance of housing loans	**497,235**	42,674	111,263	454,561	385,972

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	Sep. 30, 2005
Balance of deposits (including NCDs)	**5,014,085**	855,893	967,149	4,158,192	4,046,936
Balance of deposits from individuals	**3,363,953**	282,262	550,008	3,081,691	2,813,945

10. Subsidiaries and Affiliates

	Sep. 30, 2006	Mar. 31, 2006	Sep. 30, 2005
Consolidated subsidiaries	**89**	82	77
Affiliates accounted for using the equity method	**27**	13	8

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Sep. 30, 2006
Expense for retirement benefit	2,546

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of September 30, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	33.0	312.9	281.9	627.9
Receive floating and pay fixed	13.0	101.8	53.7	168.6
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	46.0	415.3	335.6	797.0
Currency swap				
Total notional principal amount	206.7	254.0	173.9	634.7

(Non-Consolidated) *(billions of yen)*

	As of September 30, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	33.0	312.9	281.9	627.9
Receive floating and pay fixed	13.0	101.8	53.7	168.6
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	46.0	415.3	335.6	797.0
Currency swap				
Total notional principal amount	206.7	254.0	173.9	634.7

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2006	**24.7**	**(19.5)**	**-**	**5.2**
FY2005	30.0	0.1	-	30.1
1H-FY2005	27.6	(13.0)	-	14.5

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2006	**0.8**	**(12.8)**	**-**	**(11.9)**
FY2005	4.1	(9.0)	-	(4.9)
1H-FY2005	3.1	(5.5)	-	(2.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assessment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Sep. 30, 2006	**0.3**	**8.3**	**8.6**	**91.1**	**99.8**
Mar. 31, 2006	0.7	20.7	21.4	97.9	119.3
Sep. 30, 2005	2.3	28.2	30.6	159.4	190.1

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Sep. 30, 2006	**17.3**	**26.0**
Mar. 31, 2006	21.1	42.5
Sep. 30, 2005	15.4	46.1

C. Final Disposal of Claims and New Claims

Balance of Claims

(full year comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2006 to September 30, 2006	**0.8**	**2.4**	**3.2**
Off balanced from March 31, 2006 to September 30, 2006	**(1.3)**	**(14.6)**	**(15.9)**
Increase (decrease) from March 31, 2006 to September 30, 2006	**(0.4)**	**(12.4)**	**(12.8)**
Sep. 30, 2006	**0.3**	**8.3**	**8.7**
Mar. 31, 2006	0.7	20.7	21.4
Sep. 30, 2005	2.4	28.3	30.7

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization Total (D)	Sale to RCC
1H-FY2006	(0.0)	(0.0)	-	-	-
FY2005	(0.1)	(1.2)	-	(5.6)	-
1H-FY2005	-	(0.9)	-	(0.0)	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
1H-FY2006	**(0.9)**	**(15.0)**	**(1.0)**	**(14.0)**	**(15.9)**
FY2005	2.8	(23.7)	(12.9)	(10.7)	(27.8)
1H-FY2005	(0.8)	(19.3)	(8.8)	(10.4)	(21.0)

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt ecuity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Sep. 30, 2006	As of Mar. 31, 2006	As of Sep. 30, 2005
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	73.14%	89.91%	88.55%
(iii) Substandard obligors (out of unsecured portion of claims)	58.42%	51.32%	61.67%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	31.00%	29.99%	47.69%
(out of total claims)	14.31%	9.43%	9.19%
(v) Normal obligors (out of total claims)	0.32%	0.40%	0.43%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Distributable Surplus for Public Funds

(billions of yen)

	Shinsei Bank	
Unappropreated retained earnings on Sep. 30, 2006	409.5	(retained earnings except for legal reserve)
Net unrealized gain on securities available-for-sale, net of taxes on Sep. 30, 2006	(1.3)	
Dividends necessary in full year for preferred shares injected by public funds	2.4	

Non-Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2006 a	1H-FY2005 b	Change a-b	%
Interest on loans and bills	**31,725**	28,830	2,895	10.0%
Interest and dividends on securities	**20,731**	11,823	8,908	75.3%
Other interest income	**6,824**	2,051	4,773	232.7%
Interest income	**59,282**	42,705	16,577	38.8%
Fees and commissions income	**12,010**	10,308	1,702	16.5%
Trading profits	**9,296**	10,252	(956)	(9.3)%
Other business income	**10,608**	16,351	(5,743)	(35.1)%
Other Ordinary Income	**24,199**	15,441	8,758	56.7%
Ordinary Income	**115,397**	95,058	20,339	21.4%
Interest on deposits,including negotiable certificates of deposit	**13,732**	8,102	5,630	69.5%
Interest on debentures	**1,558**	2,626	(1,068)	(40.7)%
Interest on other borrowings	**1,954**	3,637	(1,695)	(46.6)%
Other interest expenses	**14,898**	867	14,043	1,619.7%
Interest expenses	**32,144**	15,234	16,910	111.0%
Fees and commissions expenses	**5,774**	4,766	1,008	21.1%
Trading losses	**224**	170	54	31.8%
Other business expenses	**4,480**	2,408	2,072	86.0%
General and administrative expenses	**39,846**	36,491	3,355	9.2%
Other ordinary expenses	**6,567**	3,093	3,474	112.3%
Ordinary expenses	**89,038**	62,165	26,873	43.2%
Net ordinary income	**26,358**	32,892	(6,534)	(19.9)%
Special gains	**12,828**	3,075	9,753	317.2%
Special losses	**378**	33	345	1,045.5%
Income before income taxes	**38,808**	35,934	2,874	8.0%
Income taxes (current)	**(1,625)**	(2,908)	1,283	(44.1)%
Income taxes (deferred)	**(1,150)**	(310)	(840)	271.0%
Net income	**41,584**	39,153	2,431	6.2%
yen / US$	**@117.91**	@113.21		

Non-Consolidated Interim Balance Sheets -- Assets

(millions of yen)

	Sep. 30, 2006 a	Mar. 31, 2006 b	Change a-b	%
<<Assets>>				
Cash and due from banks	**137,839**	315,282	(177,443)	(56.3)%
Call loans	**20,000**	50,000	(30,000)	(60.0)%
Collateral related to securities borrowing transactions	**27,215**	33,107	(5,892)	(17.8)%
Other monetary claims purchased	**63,778**	40,233	23,545	58.5%
Trading assets	**393,601**	173,315	220,286	127.1%
Monetary assets held in trust	**628,396**	556,448	71,948	12.9%
Securities	**2,049,116**	1,809,798	239,318	13.2%
Loans and bills discounted	**4,683,764**	3,961,246	722,518	18.2%
Foreign exchanges	**13,908**	12,140	1,768	14.6%
Other assets	**238,584**	282,669	(44,085)	(15.6)%
Premises and equipment	/	26,701	/	/
Tangible fixed assets	**21,337**	/	/	/
Intangible fixed assets	**13,694**	/	/	/
Deferred issuance expenses for debentures	**115**	177	(62)	(35.0)%
Deferred tax assets	**29,537**	27,965	1,572	5.6%
Customers' liabilities for acceptances and guarantees	**21,544**	30,985	(9,441)	(30.5)%
Reserve for credit losses	**(98,492)**	(111,421)	12,929	(11.6)%
Total assets	**8,243,944**	7,208,651	1,035,293	14.4%
yen / US$	**@117.91**	@117.47		

Non-Consolidated Interim Balance Sheets
Liabilities and net assets

(millions of yen)

	Sep. 30, 2006	Mar. 31, 2006	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**5,014,085**	4,158,192	855,893	20.6%
Debentures	**759,501**	1,021,419	(261,918)	(25.6)%
Call money	**449,989**	30,000	419,989	1,400.0%
Collateral related to securities lending transactions	**41,407**	—	41,407	n.m.
Trading liabilities	**98,099**	129,059	(30,960)	(24.0)%
Borrowed money	**320,850**	314,789	6,061	1.9%
Foreign exchanges	**286**	325	(39)	(12.0)%
Corporate bonds	**459,492**	447,024	12,468	2.8%
Other liabilities	**328,503**	213,567	114,936	53.8%
Accrued employees bonuses	**5,379**	10,040	(4,661)	(46.4)%
Reserve for retirement benefits	**161**	200	(39)	(19.5)%
Acceptances and guarantees	**21,544**	30,985	(9,441)	(30.5)%
Total liabilities	**7,499,300**	6,355,605	1,143,695	18.0%
<<Net assets>>		<<Stockholders' Equity>>		
Shareholders' equity				
Capital stock	**451,296**	451,296	—	—
Capital surplus	**18,558**	18,558	—	—
Additional paid-in capital	**18,558**	18,558	—	—
Retained earnings	**418,150**	380,526	37,624	9.9%
Appropriated for legal reserve	**8,567**	7,777	790	10.2%
Other retained earnings	**409,583**	372,749	36,834	9.9%
Earned surplus brought forward	**409,583**	372,749	36,834	9.9%
Treasury stock, at cost	**(136,538)**	(6)	(136,532)	2,275,533.3%
Total shareholders' equity	**751,467**	/	/	/
Net unrealized gain / loss and translation adjustments				
Net unrealized gain / loss on securities available-for-sale, net of taxes	**(1,397)**	2,670	(4,067)	(152.3)%
Net deferred gain / loss on hedge, net of taxes	**(5,687)**	/	/	/
Total Net unrealized gain / loss and translation adjustments	**(7,084)**	/	/	/
Stock acquisition rights	**260**	/	/	/
Total net assets	**744,643**	853,046	(108,403)	(12.7)%
Total liabilities and net assets	**8,243,944**	7,208,651	1,035,293	14.4%
US$ / yen	**@117.91**	@117.47		

Non-consolidated Interim Statement of Changes in Net Assets

For the six months ended September 30, 2006 *(millions of yen)*

	Shareholders' equity							
		Capital surplus		Retained earnings				
	Capital stock	Additional paid-in capital	Total capital surplus	Appropriated for regal reserve	Other retained earnings: Earned surplus brought forward	Total retained earnings	Treasury stock, at cost	Total of shareholders' equity
Balance at beginning of period	451,296	18,558	18,558	7,777	372,749	380,526	(6)	850,375
Charges in amounts during the period								
Dividends from surplus (note)				790	(4,737)	(3,947)		(3,947)
Net income					41,584	41,584		41,584
Acquisition of treasury stock							(136,672)	(136,672)
Disposal of treasury stock					(13)	(13)	140	126
Net change of items other than shareholders' equity								
Total changes during the period	–	–	–	790	36,833	37,623	(136,532)	(98,908)
Balance at end of period	451,296	18,558	18,558	8,567	409,583	418,150	(136,538)	751,467

(millions of yen)

	Net unlialized gain/loss and translation adjustments				
	Net unrealized gain/loss on securities available-for-sale, net of taxes	Net deferred gain /loss on hedge, net of taxes	Total net unlialized gain/loss and translation adjustments	Stock acquisition rights	Total net assets
Balance at beginning of period	2,670	–	2,670	–	853,046
Changes in amounts during the period					
Dividends from surplus (note)					(3,947)
Net income					41,584
Acquisition of treasury stock					(136,672)
Disposal of treasury stock					126
Net change of items other than shareholders' equity	(4,068)	(5,687)	(9,755)	260	(9,494)
Total changes during the period	(4,068)	(5,687)	(9,755)	260	(108,402)
Balance at end of period	(1,397)	(5,687)	(7,084)	260	744,643

(note) This item is resulted from appropriation of profit of previous fiscal year.

[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]

(Reference) APLUS Key Data

(billions of yen)

Summary of Income Statement (Consolidated)	for the six months ended Sep. 30, 2006	Mar. 31, 2006	Sep. 30, 2005	Mar. 31, 2005
Operating Revenue	57.3	51.7	49.5	51.0
Credit card shopping (Sogo)	4.2	3.4	3.0	2.8
Installment shopping credit (Kohin)	10.2	6.8	6.7	7.3
Credit guarantee	13.8	14.6	15.4	15.6
Loan	23.9	21.3	19.8	20.6
Consumer loan	23.7	21.1	19.6	20.4
Cashing by credit card	10.5	10.3	10.0	0.0
Loan card	11.5	9.5	8.4	0.0
Other consumer loan	1.6	1.2	1.1	0.0
Other loan	0.1	0.1	0.1	0.1
Financial income	1.0	1.0	0.9	1.2
Others	4.0	4.4	3.5	3.2
Operating Expenses	53.9	43.5	43.2	44.7
SG&A	51.3	41.3	40.5	38.3
Net provision of allowance for bad debts	17.5	13.0	13.7	12.7
Others	33.7	28.2	26.8	25.5
Financial expenses	2.5	2.2	2.6	6.4
Operating Income	3.4	8.1	6.3	6.3
Ordinary Income	3.5	8.1	6.4	4.6
Net Extraordinary Profit (Loss)	(1.4)	(1.3)	(0.3)	0.0
Net Income before Tax	2.1	6.8	6.1	4.6
Net Income	0.5	8.3	8.0	4.6

(billions of yen)

Summary of Financials and Other Major Business Information (Consolidated)	as of the end of Sep. 2006	Mar. 2006	Sep. 2005	Mar. 2005
Total Assets	1,608.2	1,593.1	1,542.9	1,667.0
Total Liabilities	1,534.2	1,516.1	1,469.4	1,602.3
Total Net Assets	74.0	76.9	73.4	64.7
Total Account Receivables	1,329.1	1,315.0	1,358.3	1,505.3
Total installment receivables	604.7	568.7	541.6	485.0
Credit card shopping (Sogo)	39.4	36.9	28.5	27.1
Installment shopping credit (Kohin)	296.8	253.8	243.6	214.2
Loan	268.2	277.7	266.7	240.4
Consumer loan	253.3	234.0	222.8	196.9
Cashing by credit card	70.0	66.3	64.5	57.9
Loan card	133.7	131.9	104.0	85.4
Other consumer loan	49.5	35.7	54.3	53.5
Other loan	14.9	43.6	43.8	43.4
Others	0.1	0.1	2.7	3.2
Credit guarantee receivables	724.3	746.3	816.7	1,020.3
Number of Merchants (thousands)	897	648	634	625
Total Available Cardholders (thousands) (non-consolidated)	7,359	6,841	6,263	5,734
Number of New Card Issuance (thousands) (non-consolidated)	905	891	887	834
Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) *	204.3	/	/	/
~15.0%	0.9	/	/	/
~18.0%	32.9	/	/	/
~20.0%	15.2	/	/	/
~25.0%	52.7	/	/	/
~29.2%	102.4	/	/	/
Cashing by credit card	75.7	/	/	/
Loan card	128.5	/	/	/
Credit Outstanding Per Account (thousand yen)	371	/	/	/
Cashing by credit card	242	/	/	/
Loan card	541	/	/	/

* This is a total of cashing by credit card / loan card outstanding (177.2 billion yen, non-consolidated, as of the end of Sep. 2006) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■Grey zone related:

In the six months ended Sep. 2006, APLUS incurred grey-zone related costs of 2.3 billion yen for future possible losses on reimbursements of excess interest payments. As of the end of Sep. 2006, the reserve amount stood at 2.4 billion yen.

[All figures presented in the following tables are based on Shinki' disclosed financials]

(Reference) Shinki Key Data

(billions of yen)

Summary of Income Statement (non-consolidated)	Sep. 30, 2006	Sep. 30, 2005	Mar. 31, 2006	Mar. 31, 2005
	for the six months ended		*for the fiscal year ended*	
Operating Income	**23.0**	25.5	50.5	50.4
Interest income	**12.5**	13.6	27.9	26.1
Interest on subordinated investor certificate	**9.8**	11.0	21.1	22.8
Others	**0.6**	0.7	1.3	1.4
Operating Expenses	**22.2**	20.6	43.7	42.1
Financial expenses	**0.8**	1.0	1.9	3.2
Other operating expenses	**21.4**	19.5	41.7	38.9
Allowance for bad debts and write offs	**12.3**	8.9	20.0	19.6
Others	**9.0**	10.6	21.7	19.2
Operating Profit	**0.7**	4.8	6.7	8.2
Ordinary Profit	**0.8**	4.9	6.8	8.0
Net Extraordinary Profit (Loss)	**(13.3)**	0.2	0.2	(0.1)
Net Income before Tax	**(12.4)**	5.1	7.0	7.9
Net Income	**(15.4)**	2.9	4.1	4.5

(billions of yen)

Summary of Financials and Other Major Business Information (non-consolidated)	Sep. 2006	Mar. 2006	Sep. 2005	Mar. 2005
	as of the end of			
Total Assets	**171.9**	189.7	195.5	180.1
Total Liabilities	**120.1**	121.1	128.0	114.8
Total Net Assets	**51.8**	68.5	67.4	65.3
Loan Receivables Outstanding (1)	**187.5**	199.4	211.9	211.8
Consumer loans	**130.0**	136.8	144.8	142.3
Unsecured loans	**129.6**	136.3	144.2	141.6
Secured loans	**0.4**	0.4	0.5	0.7
Business loans	**57.5**	62.6	67.0	69.4
Loans on deeds	**0.4**	0.6	0.9	1.3
Noloan business	**56.9**	61.8	65.7	67.0
Secured loans	**0.0**	0.1	0.3	1.0
Number of Branch Offices	**572**	610	568	475
Weighted Average Rate of Loan Interest Rate (%)	**27.18**	26.60	27.23	27.18
Consumer loans	**27.59**	26.91	27.60	27.62
Unsecured loans	**27.65**	26.97	27.67	27.70
Secured loans	**11.07**	11.15	11.61	11.84
Business loans	**26.24**	25.93	26.42	26.29
Loans on deeds	**21.29**	21.26	22.21	22.25
Noloan business	**26.30**	26.02	26.57	26.77
Secured loans	**11.54**	9.68	9.19	7.39
Weighted Average Rate of Funding Rate (%)				
During the fiscal year	**1.64**	1.82	1.96	2.71
As of the end of the fiscal year	**1.68**	1.63	1.80	2.33

(1) Balance of loans include ones off-balanced through securitization program

■Grey zone related:

In the six months ended Sep. 2006, Shinki (non-consolidated basis) incurred grey-zone related costs of 14.8 billion yen for future possible losses on reimbursements of excess interest payments. (3.4 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Sep. 2006, the reserve amount stood at 17.2 billion yen.

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 15, 2006.

	New Position	Former Position
Norio Funayama	Statutory Executive Officer, GM of Office of Strategy Management	Statutory Executive Officer, GM of Corporate Strategy Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, November 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

Corporate Strategy Division becomes independent from Corporate Affairs Group and is transformed into the newly established Office of Strategy Management ("OSM") reporting directly to the President and CEO. OSM closely coordinates with each business groups and engages in corporate strategy planning, support and facilitation for all strategy management processes together with oversight and coordination function for subsidiaries and affiliates.

2. Effective Date

November 15, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Issuance of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Friday, November 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced plans to issue GBP-denominated step-up callable perpetual subordinated notes (the "Notes") outside Japan.

The Notes are expected to qualify as Tier II capital of Shinsei Bank.

1.	Issuer	: Shinsei Bank, Limited
2.	Type of security	: GBP-denominated step-up callable perpetual subordinated notes
3.	Issue amount	: To be determined
4.	Maturity	: Undated and accordingly no final maturity (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after a certain number of years, subject to the prior approval from the Financial Services Agency of Japan)
5.	Terms of issue	: To be determined
6.	Method of offering	: Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch a Christmas - New Year Campaign

Tokyo (Monday, November 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will run a Christmas and New Year Campaign from Monday, November 20, 2006 to Wednesday, January 31, 2007.

The campaign has two major elements to both attract new customers and to reward existing Shinsei customers.

1) For New Customers

<u>"*Otameshi* (Trial) Yen Time Deposit" Campaign</u>

Period: From Monday, November 20, 2006 to Wednesday, January 31, 2007

Eligible customers: New customers who open a *PowerFlex* account and invest in a short-term yen time-deposit

Handling channel: Shinsei Bank branches

Contents: During the campaign period, new customers who open a *PowerFlex* account are offered a special interest rate for yen time deposits of 3 million yen or more with a term of either 3 or 6 months.

	3-month Yen Time Deposit	6-month Yen Time Deposit
Applicable interest rate	**1.5% p.a. (1.2% p.a. after tax)**	**1.0% p.a. (0.8% p.a. after tax)**
Minimum deposit amount	3 million yen deposited at the Bank's counter	

* After the maturity date, the applicable interest rate will be the rate applicable to ordinary yen deposits which is quoted at the Bank's counter.
If the deposit amount is less than 3 million yen, the special interest rate will not apply. For such deposits, the applicable interest rates will be the usual interest rates for respective time deposits that are quoted at the Bank's counter.

2) For New and Existing Customers

<u>"*Waku-Waku* Christmas and New Year Scratch" Campaign</u>

Period: From Wednesday, November 22, 2006 to Wednesday, January 31, 2007

Eligible customers: Customers who invest 3 million yen or more in any of the products specified by Shinsei Bank (e.g. structured deposits, foreign currency deposits, and mutual funds).

Handling channel:	Shinsei Bank branches
Contents:	During the campaign period, a scratch card to win a gift coupon worth either 1,000 yen, 3,000 yen, 5,000 yen or a grand prize of a travel coupon worth 30,000 yen, is given to every customer who invests 3 million yen or more in products specified by Shinsei Bank (e.g. structured deposits, foreign currency deposits, mutual funds), and purchased from any Shinsei branch.

* In this campaign, one scratch card is given to the customer only once.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, November 21, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

In order to conduct business promotion in the Corporate Banking Business Sub-Group more effectively, the Priority Business Unit III and the Priority Business Unit IV shall be merged and renamed as the new "Priority Business Unit III.

2. Effective Date

November 21, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Thursday, November 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that it determined on November 29, 2006, the following terms and conditions for Shinsei Bank's issue outside Japan of GBP-denominated step-up callable perpetual subordinated notes.

1.	Issuer	:	Shinsei Bank, Limited
2.	Type of security	:	GBP-denominated step-up callable perpetual subordinated notes
3.	Issue amount	:	GBP 400 million
4.	Maturity	:	Undated and accordingly no final maturity date (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after 7 years, subject to the prior approval of the Financial Services Agency of Japan)
5.	Interest rate	:	Fixed rate 5.625% semi-annually until December 2013 Floating rate after December 2013
6.	Issue price	:	GBP 996.69 per security (par value GBP 1,000)
7.	Method of offering	:	Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933
8.	Closing date	:	December 6, 2006 (scheduled)

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of GBP-Denominated Perpetual Subordinated Notes

Tokyo (Thursday, November 30, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that it determined on November 29, 2006, the following terms and conditions for Shinsei Bank's issue outside Japan of GBP-denominated step-up callable perpetual subordinated notes.

1. Issuer	:	Shinsei Bank, Limited
2. Type of security	:	GBP-denominated step-up callable perpetual subordinated notes
3. Issue amount	:	GBP 400 million
4. Maturity	:	Undated and accordingly no final maturity date (redeemable at Shinsei Bank's option in whole but not in part on any interest payment date on or after 7 years, subject to the prior approval of the Financial Services Agency of Japan)
5. Interest rate	:	Fixed rate 5.625% semi-annually until December 2013 Floating rate after December 2013
6. Issue price	:	GBP 996.69 per security (par value GBP 1,000)
7. Method of offering	:	Offering outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933
8. Closing date	:	December 6, 2006 (scheduled)

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank to Offer "Shinsei UTI India Fund"

- To offer investment opportunities for Japanese investors from the largest mutual fund manager in India -

Tokyo (Monday, December 4, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, December 4, 2006, it would start offering an open-ended investment trust named Shinsei UTI India Fund which will be launched by Shinsei Investment Management Co., Ltd. ("SIM"), a wholly-owned subsidiary of Shinsei Bank. This fund is the first mutual fund based on a business alliance with UTI Asset Management Company Pvt. Ltd. ("UTI"), the largest mutual fund manager in India.

The initial offering period is Monday, December 4 through Tuesday, December 26, 2006. The inception date is Wednesday, December 27, 2006. Shinsei Bank will continue offering the Fund from Wednesday, December 27, 2006.

This fund invests mainly in Shinsei UTI India Fund (Mauritius) Limited, Class A investment securities (hereinafter "The investment fund"), a foreign investment corporation, managed by the UTI Group, the largest mutual fund manager in India, and the Shinsei Short-Term Mother Fund managed by SIM. The investment fund, which invests mainly in Indian listed shares, will account for a larger portion of this fund.

In recent years, India maintained remarkable economic growth and is one of the countries that attract the most attention in the world. In particular, the following industries will likely lead the Indian economy in the future – the consumption industry, such as mobile phones and automobiles, which has rapidly expanded given a rising affluent population; the infrastructure industry (such as electricity, roads, railways), where growth has accelerated in line with the economic development; and the IT industry that develops globally with highly-skilled human resources.

With more than a 40-year history, UTI is the largest and oldest mutual fund manager in India (as of the end of September 2006). Unit Trust of India, its predecessor, was established in 1963 as the first mutual fund manager in India. UTI has an established reputation in full-scale research, and Shinsei Bank believes that it can provide Japanese customers with highly value-added investments through the fund.

The fund will satisfy the needs of customers who would like to expand their range of investments by anticipating further economic growth in India with a medium- and long-term viewpoint.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment

Outline of "Shinsei UTI India Fund"

Name	Shinsei UTI India Fund
Asset management company	Shinsei Investment Management Co., Ltd. ("SIM")
Product type	Japan domicile / Open-end securities investment trust / Fund of funds
Characteristics	1. Main substantial investment targets are listed shares on Indian stock exchanges. The fund aims at the growth of trust assets with a medium- and long-term viewpoint. 2. This fund invests mainly in the Mauritius-domiciled Shinsei UTI India Fund (Mauritius) Limited, Class A investment securities (hereinafter "The investment fund"), which invests mainly in Indian equities, and the Shinsei Short-Term Mother Fund, which invests mainly in Japanese short-term corporate and government bonds and Japanese money market instruments. The investment fund, which invests mainly in Indian listed shares, will account for a larger portion of this fund. 3. The investment fund will be managed by the UTI Group. 4. As a general rule, no foreign exchange hedging will be undertaken.
Benchmark	N/A * In the investment fund, the BSE 100 Index will be used as reference.
Initial offering period	From Monday, December 4, 2006 to Tuesday, December 26, 2006
Fund inception date	Wednesday, December 27, 2006
Subsequent offering period	Effective Wednesday, December 27, 2006
Trust period	Indefinite
Accounts settlement date	As a general rule, December 10 every year (When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day)
Trust fee	1.197% p.a. (1.14% p.a. before tax) on the total net assets * In addition to the above, a 0.8% p.a. fee for the investment fund and other expenses will be incurred.
Shinsei Bank' s sales channel	Branches (Shinsei Financial Centers ,and selected Shinsei *BankSpots*), Internet banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

For details, please refer to the prospectus. You may find the prospectus at Shinsei Bank branch counters and through the Internet (Shinsei *PowerDirect*) in the initial offering period and thereafter (from Monday, December 4, 2006).

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Features Images from Mori Art Museum Exhibition on LED Screen at Omotesando Hills Financial Center

Tokyo (Thursday, December 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it is showing video footage from the Mori Art Museum's current video art exhibition, "Bill Viola: Hatsu-Yume (First Dream)," on the outside LED screen of the Omotesando Hills Financial Center from Tuesday, December 12, 2006 to Monday (National Holiday), January 8, 2007.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." The LED screen (1.9 m high x 7.6 m wide) at Omotesando Hills Financial Center is used to show art works to send out our "Color your life" message.

At present, "Bill Viola: Hatsu-Yume (First Dream)" is being held at the Mori Art Museum in Roppongi Hills (until Monday (National Holiday), January 8, 2007). To coincide with this exhibition, a promotional video, including a clip from one of the exhibits, Mr. Bill Viola's video art work "Five Angels for the Millennium," is being shown on the LED screen at Shinsei Bank's Omotesando Hills Financial Center.

Mr. Bill Viola stayed in Japan for a year and half in 1980-81. This time made a deep impression on him as he was exposed to Japanese culture, including "Zen" (a school of Buddhism) and "Noh" (Japanese traditional drama). "Bill Viola: Hatsu-Yume (First Dream)" is an expression of Mr. Viola's feelings for Japan, its culture and its people.

Outline of the screening on the Omotesando Hills Financial Center LED Screen

Place:	Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku Tokyo
Period:	Tuesday, December 12, 2006 through Monday (National Holiday), January 8, 2007
Hours:	10:00 – 22:00
Contents:	Images publicizing the exhibition "Bill Viola: Hatsu-Yume (First Dream)," including part of Mr. Bill Viola's work "Five Angels for the Millennium," are shown on the outside LED screen of the Omotesando Hills Financial Center. Images publicizing the exhibition are about three minutes each time.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

LED Screen Image of Omotesando Hills Financial Center (1.92 m high X 7.68 m wide)




新生銀行

* Images publicizing the exhibition of "Bill Viola: Hatsu-Yume (First Dream),": Supported by: A:R.T.

Bill Viola

Born in New York, 1951. Resides in California. Started making video art in the early 1970s. His first video tape work "Wild Horses" was made in 1972. Worked as an assistant to established video artists, such as Nam June Paik. First came to Japan in 1976, traveled around Japan in 1980 and stayed for 18 months on a cultural exchange fellowship. Did a residency at Sony in 1981, where he made "Hatsu-Yume." From 1992, he focused on making a series of works on the subject of life and death. Represented the United States at the Venice Biennale in 1995. In 1997, had a large-scale touring retrospective exhibition, organized by the Whitney Museum of American Art in New York. In 2003, the J. Paul Getty Museum in Los Angeles produced a solo exhibition, "The Passions," which toured internationally. In 2004, made a series of work for a new production of the opera, "Tristan und Isolde."

Mori Art Museum "Bill Viola: Hatsu-Yume (First Dream)"

Period: Saturday, October 14, 2006 through Monday (national holiday), January 8, 2007
Place: Mori Art Museum, Roppongi Hills Mori Tower 53F www.mori.art.museum

For inquiries, call the PR Department of the Mori Art Museum on 03-6406-6111



"Five Angels for the Millennium", 'Departing Angel' 2001
Video Sound Installation Photo: Kira Perov

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

24-Hour Banking Services throughout the Year-End and New Year Holidays

- Shinsei Bank ATMs, Internet Banking, Call Center -

Tokyo (Thursday, December 14, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM, internet banking and call center services will be available 24-hours-a-day during the entire year-end and New Year holidays as usual for Shinsei's *PowerFlex* account holders.

ATM services will be available for Shinsei's *PowerFlex* account holders at Shinsei Bank ATMs installed at branches throughout Japan, Tokyo Metro stations and Keikyu Station Banks. ATM services include deposits, withdrawals and balance inquiries and are all provided free of charge. Furthermore, the same free-of-charge services are available at 11,869 (as of today) Seven Bank ATMs installed at Seven-Eleven outlets operating 24 hours throughout the year.

To meet customer needs to be able to make transactions at any time they want, Shinsei Bank has been providing 24-hour-a-day 365-day-a-year ATM, internet banking and call center services since the launch of Shinsei's *PowerFlex* account in June 2001.

Shinsei Bank's services during the year-end and New Year holidays

	Available services	Operating hours
Shinsei Bank ATMs	Withdrawals, deposits, balance inquiries <free of charge>	
Internet banking (Shinsei *PowerDirect*)	Accepting applications (Yen and foreign currency deposits, investment trusts, stocks) Account information, remittances, accepting remittance applications*[1], etc.	**24 hours***[2]
Call Center (Shinsei *PowerCall*)	Accepting applications (Yen and foreign currency deposits, investment trusts, debentures) Account information, remittances, accepting remittance applications*[1], request for materials, various changes to accountholder's information, inquiries, etc.	

1. Remittance applications which are accepted from 14:30 on December 29, 2006 to 24:00 January 3, 2007 will be processed on January 4, 2007 (the first business day of the New Year).
2. Except for a regular maintenance time of ATMs and Internet banking (Shinsei *PowerDirect*).
3. Please see appendix for further detail about ATM services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees for *PowerFlex* Cash Cardholders

ATM	Operating hours	Fees
·Shinsei Bank ATMs installed at branches ·Other Shinsei Bank ATMs ·Seven Bank ATMs installed at Seven-Eleven convenience stores	**24 hours***	Free
Shinsei Bank ATMs installed at Tokyo Metro Stations	**5:00～24:00***	
Keikyu Station Bank ATMs installed at Keihin Kyuko train stations	**6:00～24:00***	

* Please note that ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Provide Investment Trust Net Asset Value E-mail Alert Service

Tokyo (Tuesday, December 26, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will provide an Investment Trust NAV ("Net Asset Value") Alert Service via e-mail for PowerFlex account holders, effective Wednesday, December 27, 2006.

This free-of-charge service will automatically send an alert e-mail, informing customers when the NAV or Redemption NAV of their domestic investment trust has met levels pre-specified by them. Customers can receive these alerts at their mobile phone, e-mail addresses. This service will enable customers to manage investment trusts more flexibly and actively.

Investment Trust NAV Alert Service

Service Launch Date	Wednesday, December 27, 2006
Available Condition	● Customer can request up to five NAV or Redemption NAV of domestic investment trust. * In principle, a NAV verification is conducted by Shinsei on business day. * Whenever the NAV or Redemption NAV reaches the pre-specified alert condition (for NAV, the same value or less, for Redemption NAV, the same or more), an alert e-mail will be sent to the registered e-mail address. * Once the alert e-mail is sent, the alert setting will be automatically terminated and deleted. * Where NAV or Redemption NAV does not reach a customer specified rate for six months, the alert setting will be invalid and the customer will be notified via e-mail.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

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Shinsei Bank

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, December 21, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

The Healthcare Transactions Division ("HTD") will be created in the Corporate Business Solutions Sub-Group ("CBSSG") by transforming the Healthcare Team in the Advisory Sub-Group into the CBSSG. The HTD will aim to strengthen and expand healthcare businesses through co-working with divisions in CBSSG.

2. Effective Date

January 4, 2007

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Status Exchange Report dated October 31, 2006
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Status Exchange Report dated November 22, 2006
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Status Exchange Report dated December 15, 2006
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of its own shares.

Amendment Report on Extraordinary Report dated December 18, 2006
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with submitting Semi-Annual Securities Report for the interim period from April 1, 2006 to September 30, 2006.

Status Exchange Report dated December 25, 2006
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest in e-Revolution Co., Ltd.

Amendment Report on Status Exchange Report dated December 15, 2006
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest in The Daito Bank, Ltd.

Report on Purchase of Common Shares dated December 26, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in October 2006.

Semi-Annual Securities Report for the interim period from April 1, 2006 to September 30, 2006
A semi-annual securities report for the interim period from April 1, 2006 to September 30, 2006 is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The semi-annual securities report thereto was filed in connection with Shinsei's financial results for the six-month period ended September 30, 2006.

Interim Report for the six months ended September 30, 2006

Interim Report 2006 (for six months from April 1, 2006 to September 30, 2006) (Japanese language document) is a business and financial report that the Bank published voluntarily. There is no legal or regulatory requirements to publish the report. Although there is no direct English translation of the report, its contents are basically the same with the English Language Document, Interim Report for the six months ended September 30, 2006 attached hereto as Exhibit A-23.